Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

RECEIVED
JUN 10 2002
155

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«29» 05 2002г. № 13-372

02034883

82-4302

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas JSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with the OJSC "Surgutneftegas" (hereinafter referred to as the «Company») exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we submit you Quarterly Report of OJSC Surgutneftegas for the first quarter of 2002. Please find enclosed English-language translation of the document.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that such information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed documents, please call **Anton Molchanov,** at **(7 095) 928 52 71** or **Andrey Serebriakov,** at **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, Surgutneftegas Moscow Representative Office, Bld. 1, 34 Myasnitskaya Street, Moscow, Russia 101000.**

Enclosure: a copy of 496 pages.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Yours sincerely,

Sergey Fyodorov

Vice-President,
Head of Securities

628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1	*Тел.:*	*42-61-33 42-60-30*	*1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400*	*Tel.:*	*42-61-33 42-60-30*
	Телекс	*735525 SEVER RU*		*Telex*	*735525 SEVER RU*
	Факс	*42-64-95*		*Fax*	*42-64-95*
	Телетайп	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

APPROVED
by the Board of Directors of Open Joint Stock Company "Surgutneftegas"
Minutes No. 1p. as of 29.04.2002

Secretary of the Board of Directors A.G. Zhernovkov ____________
(signature)

STAMP

QUARTERLY REPORT

SECURITIES ISSUER

I QUARTER 2002

Open Joint Stock Company "Surgutneftegas"

The Issuer's code: 00155-A

Location: Russian Federation, Tyumenskaya Oblast, the city of Surgut
Mailing address: 628400, RF, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1

In conformity with the Russian Federation Legislation on Securities, information contained in the present quarterly report is subject to disclosure

Director General V.L.Bogdanov___________
(signature)

Chief Accountant M.N.Globa_____________
(signature)

29.04.2002

(STAMP)

Contact person: ***Molchanov Anton Ivanovich***
Securities Division Head
Phone: ***(095) 928-52-71*** Fax: ***(095) 928-52-71***
e-mail: ***AMolchanov@msk.surgutneftegas.ru***

A. Information on the Issuer

9. The Issuer's full corporate name.
Open Joint Stock Company "Surgutneftegas"

10. Abbreviated name.
OJSC "Surgutneftegas"

11. Information on the alterations in the Issuer's name, organisational and legal form.
Open Joint Stock Company "Surgutneftegas"
AOOT "Surgutneftegas"
Introduced: ***06.05.1993***

Open Joint Stock Company "Surgutneftegas"
OJSC "Surgutneftegas"
Introduced: ***27.06.1996***

Production Association "Surgutneftegas"
PO "Surgutneftegas"
Introduced: ***15.09.1977***

The current name was introduced: ***27.06.1996***

12. Information on the State registration of the Issuer and licenses the Issuer has.
The date of the State registration of the Issuer: ***27.06.1996***
Number of the State registration certificate (of other document confirming the State registration of the Issuer): ***12-4782***
The body that conducted the State registration: ***Administration of the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast***

Licenses:
Number: ***KhMN 00431 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within West-Surgut licensed area***

Number: ***KhMN 00435 NE***
Date of issue: ***05.03.1997***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within East-Surgut licensed area***

Number: ***KhMN 00438 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas and condensate production within Yaunlorsk licensed area***

Number: ***KhMN 00436 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Saigatino licensed area***

Number: ***KhMN 00558 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within East-Yelovoye licensed area***

Number: ***KhMN 00408 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas, and condensate production within Fedorovsk licensed area***

Number: ***KhMN 00405 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas, and condensate production within Dunaevsk licensed area***

Number: ***KhMN 00406 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***oil, gas, and condensate production within Lyantor licensed area***

Number: ***KhMN 00412 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Maslikhov licensed area***

Number: ***KhMN 00409 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas and condensate production within Bystrinsk licensed area***

Number: ***KhMN 00437 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Solkino licensed area (Northern part)***

Number: ***KhMN 00418 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within West-Solkino licensed area***

Number: ***KhMN 00407 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas and condensate production within Vachim licensed area***

Number: ***KhMN 00410 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Komaryinsky licensed area***

Number: ***KhMN 00423 NE***
Date of issue: ***15.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Savuy licensed area***

Number: ***KhMN 00419 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Rodnikovoye licensed area***

Number: ***KhMN 00417 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Russkinskoye licensed area***

Number: ***KhMN 00564 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Konitlor licensed area***

Number: ***KhMN 00434 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Low-Sortym licensed area***

Number: ***KhMN 00411 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Aliekhinskoye licensed area***

Number: ***KhMN 00432 NE***
Date of issue: ***05.03.1996***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Kamynsky licensed area***

Number: ***KhMN 00563 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Tyansky licensed area***

Number: ***KhMN 00560 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Ai-Pimsky licensed area***

Number: ***KhMN 00559 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Tromiegan licensed area***

Number: ***KhMN 00561 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within East-Tromiegan licensed area***

Number: ***KhMN 00562 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Bittemsky licensed area***

Number: ***KhMN 00433 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within South-Komynsky licensed area***

Number: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Syniegan licensed area***

Number: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Sakhalin licensed area***

Number: ***KhMN 00420 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Losevoy licensed area***

Number: ***KhMN 00421 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, hydrocarbon reserves exploration and production within Khorlor licensed area***

Number: ***KhMN 00422 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tundrinsky licensed area***

Number: ***455/SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***

Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Upper-Nadym licensed area (Northern part)***

Number: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Upper-Nadym licensed area (Southern part)***

Number: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Chigorinsky licensed area***

Number: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within West-Ai-Pimsky licensed area***

Number: ***KhMN 00813 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within East-Sakhalin licensed area***

Number: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tonchinsky licensed area***

Number: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within West-Kamynsky licensed area***

Number: ***KhMN #01070 NP***
Date of issue: ***20.08.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, exploration and estimation of oil fields within Numtoysky exploration block***

Number: ***KhMN #01087 NE***
Date of issue: ***27.09.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas exploration and production within North-Seliyarovsky licensed area***

Number: ***KhMN #01061 NP***
Date of issue: ***04.08.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Verkhnelyaminsky exploration block***

Number: ***KhMN #01062 NP***
Date of issue: ***04.08.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Logachevsky exploration block***

Number: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within West-Erginsky licensed area***

Number: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Kondinsky licensed area***

Number: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Chaprovsky licensed area***

Number: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Novobystrinsky licensed area***

Number: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Sykhtymsky licensed area***

Number: ***KhMN 00988 VE***
Date of issue: ***06.05.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuysky, Russkinskoye, Rodnikovoye and Konitlor oil fields***

Number: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Khorlor oil field***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinskoye oil field***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsko-Kariyaunskoye oil field***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within West-Surgut oil field***

Number: ***KhMN 00382 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply in the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within East-Surgut oil field***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorskoye and Piltanskoye oil fields***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***

Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinskoye oil field***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinskoye oil field***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovskoye oil field***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within West-Surgut oil field***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantor oil field***

Number: ***KhMN 00855 VE***
Date of issue: ***21.08.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tyanskoye oil field***

Number: ***KhMN 00860 VE***
Date of issue: ***23.07.1998***

Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Low-Sortym oil field***

Number: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Lyantor oil field***

Number: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bystrinskoye oil field***

Number: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Maslikhovskoye oil field***

Number: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Kamynskoye oil field***

Number: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Alekhinskoye oil field***

Number: ***KhMN 00863 VE***
Date of issue: ***27.07.1998***

Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Russkinskoye oil field***

Number: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within East-Tromiegan oil field***

Number: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within West-Solkinskoye oil field***

Number: ***KhMN 00850 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within West-Surgut oil field***

Number: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vachim oil field***

Number: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Savuy oil field***

Number: ***KhMN 00847 VE***
Date of issue: ***07.07.1998***

Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Komaryinskoye oil field***

Number: ***KhMN 00846 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Konitlor oil field***

Number: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Rodnikovoye oil field***

Number: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tromieganskoye oil field***

Number: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yaunlorskoye oil field***

Number: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bittem oil field***

Number: ***KhMN 00840 VE***
Date of issue: ***07.07.1998***

Date of expiry:
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within East-Yelovoye oil field***

Number: ***KhMN #01080 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Tyanskoye oil field***

Number: ***KhMN #01088 VE***
Date of issue: ***27.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Low-Sortym oil field***

Number: ***KhMN #01079 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Kamynskoye oil field***

Number: ***KhMN #01078 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Alyekhinskoye oil field***

Number: ***KhMN #01042 VE***
Date of issue: ***07.07.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within South-Kamynskoye licensed area (Nazargaleevskoye oil field)***

Number: ***KhMN 00384 VE***

Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within West-Surgut oil field***

Number: ***KhMN 00383 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunayevskoye oil field***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovskoye oil field***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminskoye water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantor oil field***

Number: ***KhMN 00385 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovskoye oil field***

Number: ***KhMN 00721 VE***

Date of issue: ***12.02.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***SLKh 00699 VE***
Date of issue: ***21.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Upper-Nadym area***

Number: ***KhMN 01465 VE***
Date of issue: ***15.09.2000***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within East-Yelovoye oil field***

Number: ***KhMN 00021 TREIO***
Date of issue: ***04.06.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***water intake for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00067 TB2BK***
Date of issue: ***26.04.2000***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activities: ***mineral subterranean water extraction for balneological and medicinal water supply of boarding house "Kedrovy Log" in Surgut***

Number: ***TYuG - 00083***
Date of issue: ***18.08.1997***

Date of expiry:
The body that issued the license: ***Tyumen Territorial Inspection Board of Gosgeonadzor (the State geological supervision) RF***
Range of activity: ***topography-geodesy and mapping activity***

Number: ***85M/98/0103/007/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***elaboration of technical (permissible) standards as to contaminant effluent into natural environment, waste placement***

Number: ***85M/98/0104/008/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***environmental certification of equipment, factories, production and natural installations, and territories***

Number: ***85M/98/0105/020/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing activities to determine Environment Impact Estimation to be applied to enterprises including those being engineered***

Number: ***62AN #04-4170***
Date of issue: ***01.07.1999***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***equipment, materials, and welded joints check with non-destructive methods***

Number: ***62RT #04 - 4253***
Date of issue: ***22.07.1999***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activities: ***boil inspection objects maintenance***

Number: ***62RT #10-1487***
Date of issue: ***18.08.2000***
Date of expiry:

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***

Range of activities: ***equipment maintenance for plants and units of trunk pipeline transportation***

Number: ***62P-03/02-3048***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***designing objects and production for oil and gas industry***

Number: ***62P-03/01-3042***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***designing objects and production for oil and gas industry***

Number: ***62S-03/01-3043***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of objects and production for oil and gas industry***

Number: ***62E-03/01-3044***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of oil and gas industry facilities and production***

Number: ***62P-03/10-972***
Date of issue: ***29.06.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mining plants (installations) design***

Number: ***62I-03/01-3045***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***

Range of activity: ***equipment manufacturing for oil and gas production entities***

Number: ***62O-03/01-3047***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***equipment and materials check with non-destructive methods***

Number: ***62O-03/01-3050***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing technical diagnostics (examination) of equipment***

Number: ***62R-03/01-3046***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repair and maintenance of equipment and objects for oil and gas industry***

Number: ***62R-03/02-3051***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repair and maintenance of equipment and objects for oil and gas industry***

Number: ***62R-03/02-3056***
Date of issue: ***13.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repair and maintenance of equipment and objects for oil and gas industry***

Number: ***62K-03/01-3049***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***

Range of activity: ***personnel training (basic professions) at specialised courses for industrial factories and objects under the control of Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***

Number: ***PLR 030001***
Date of issue: ***19.05.1999***
Date of expiry:
The body that issued the license: ***RF Committee on Press***
Range of activity: ***printing activity***

Number: ***72***
Date of issue: ***27.05.1997***
Date of expiry:
The body that issued the license: ***License Chamber of Administration of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activities carried out by Scientific and Technical Training Centre, which is a structural subdivision of OJSC "Surgutneftegas"***

Number: ***86***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/1***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/2***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/3***
Date of issue: ***24.06.1997***
Date of expiry:

The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/4***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/5***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/6***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/7***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***activities of Department of intra-field gathering and utilization of petroleum gas - OJSC "Surgutneftegas" - involving the use of information, which is a state secret***

Number: ***86/8***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***

Range of activity: ***execution by Prospecting department of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/9***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by research institute "SurgutNIPIneft" - OJSC "Surgutneftegas" - of activities involving the use of information, which is a state secret***

Number: ***6733***
Date of issue: ***30.05.1997***
Date of expiry:
The body that issued the license: ***Communication Ministry of RF***
Range of activity: ***OJSC "Surgutneftegas" rendering local and intra-zone telephone communication services***

Number: ***AA 000775***
Date of issue: ***17.01.2000***
Date of expiry:
The body that issued the license: ***GUGIBDD MVD Russia***
Range of activities: ***development of traffic signs dislocation, road marking schemes, local and temporary schemes of traffic organisation***

Number: ***10000/0100/2***
Date of issue: ***13.06.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of RF***
Range of activities: ***acting as a customs broker***

Number: ***10000/0100***
Date of issue: ***27.03.2000***
Date of expiry:
The body that issued the license: ***State Customs Committee of RF***
Range of activities: ***acting as a customs broker***

Number: ***10000/0100/1***
Date of issue: ***13.02.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of RF***
Range of activities: ***acting as a customs broker***

Number: ***006/e***
Date of issue: ***20.02.2001***
Date of expiry:

The body that issued the license: ***Land and Land-utilization Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***cadastre survey, land development, inventory of land of any category***

Number: ***2661/2***
Date of issue: ***02.04.1999***
Date of expiry:
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activities: ***vehicles repair and maintenance carried out on a commercial basis***

Number: ***1498/371***
Date of issue: ***22.07.1999***
Date of expiry:
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activities: ***pharmaceutical activity***

Number: ***5638/1167***
Date of issue: ***08.09.1999***
Date of expiry:
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activities: ***operation of engineering systems of cities and other localities***

Number: ***1706***
Date of issue: ***28.04.2000***
Date of expiry:
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***operation of engineering systems of cities and other localities***

Number: ***2059***
Date of issue: ***25.01.2001***
Date of expiry:
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***medical activity of Sanatorium "Kedrovy Log"***

Number: ***54***
Date of issue: ***15.07.2000***
Date of expiry:
The body that issued the license: ***Education Department of Administration of Surgutsky District of Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***educational activity on implementation of pre-school and primary education programs***

Number: ***1712324***
Date of issue: ***30.03.2000***
Date of expiry:
The body that issued the license: ***UGPS UVD (State Fire Protection Division of Internal Affairs Administration) of Khanty–Mansiysky Autonomous Okrug***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems, carrying out fire protection (except deep impregnation)***

Number: ***10505/920054***
Date of issue: ***12.02.2001***
Date of expiry: ***till***
The body that issued the license: ***State Customs Committee of the Russian Federation (Nizhnevartovsk customs)***
Range of activities: ***setting up a warehouse for temporary storage***

Number: ***RK 10215***
Date of issue: ***01.03.2000***
Date of expiry:
The body that issued the license: ***Federal Geodesy and Cartography Service of Russian Federation***
Range of activity: ***topography-geodesy and mapping activity***

Number: ***2138***
Date of issue: ***30.01.2001***
Date of expiry:
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***medical activity of Sanatorium "Kedrovy Log"***

Number: ***00AN #014827***
Date of issue: ***23.03.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety of technical equipment employed at hazardous production installations***

Number: ***62PR #04-5931***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***gas equipment design***

Number: ***72 – II #000865***
Date of issue: ***14.05.2001***

Date of expiry:
The body that issued the license: ***License Chamber of Tyumenskaya Oblast Administration***
Range of activity: ***activities relating to ionizing radiation source (generating)***

Number: ***ID #04570***
Date of issue: ***20.04.2001***
Date of expiry:
The body that issued the license: ***The RF Ministry of Press***
Range of activity: ***printing activity***

Number: ***#1229/128***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of the boarding house "Neftyanik Sibiri" belonging to the healthcare trust "Surgut"***

Number: ***K 1229/128***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Yuny Neftyanik" boarding house belonging to the healthcare trust "Surgut"***

Number: ***K 1229/128***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodar Krai***
Range of activity: ***medical activity of the holiday center "Lermontovo" belonging to the health trust "Surgut"***

Number: ***57 EK #006829***
Date of issue: ***31.05.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***boil inspection objects operation***

Number: ***10515/0016***
Date of issue: ***01.06.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation Nizhnevartovsk Customs***
Range of activities: ***setting up a custom warehouse***

Number: ***KhMN 00109 TBDBK***
Date of issue: ***19.04.2001***

Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Mineral Resources Committee***
Range of activity: ***hydraulic filling and sand piling***

Number: ***KhMN 00110 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic filling and sand piling***

Number: ***KhMN 00111 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic filling and sand piling***

Number: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, exploration and production of oil and gas within Larkinsky licensed area***

Number: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, exploration and production of oil and gas within Rogozhnikovsky licensed area***

Number: ***SLKh 10985 NP***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***mineral resources geological study within Novo-Nadym exploration territory***

Number: ***01874***
Date of issue: ***28.06.2001***
Date of expiry:
The body that issued the license: ***Services Certifying Body UO70 Non-profit Organization Certification Development Foundation "Kurort Expertiza"***

Range of activity: ***application of the conformity mark of the certifying system GOST***

Number: ***01873***
Date of issue: ***28.06.2001***
Date of expiry:
The body that issued the license: ***Services Certifying Body UO70 Non-profit Organization Certification Development Foundation "Kurort Expertiza"***
Range of activity: ***application of the conformity mark of the certifying system GOST***

Number: ***85M/01/0045/03/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0046/03/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0047/02/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***issuing ecological passports***

Number: ***62EK #01-6188***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activities: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62EK #01-6189***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***

Range of activities: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62VR #01-6190***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of warehouses for explosive materials***

Number: ***62VR #01-6191***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of equipment and devices of explosion art, explosion and shooting through equipment and perforation systems admitted by Gosgortekhnadzor (State Municipal Technical Supervision) of Russia for explosion and shooting through operations***

Number: ***62VR #01-6192***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of commercial explosive materials and articles supplemented with explosive materials admitted by Gosgortekhnadzor of Russia (State Municipal Technical Supervision)***

Number: ***62ST #01-6193***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of plants and installations for field development***

Number: ***63-TO-1213***
Date of issue: ***03.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***transportation of hazardous materials at hazardous production facility***

Number: ***62EK #01 - 6194***
Date of issue: ***06.07.2001***
Date of expiry:

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activities: ***boil inspection objects operation***

Number: ***62EK #01-6195***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures operation***

Number: ***62EK #04-6200***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of gas equipment complex***

Number: ***62RT #04-6201***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repairs to gas equipment***

Number: ***62ST #04-6202***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of gas complex facilities***

Number: ***62MT #04-6203***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mounting, adjustment and set-up of gas facilities***

Number: ***62IR #01-6218***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***manufacture of lifting structures***

Number: ***01847***
Date of issue: ***18.06.2001***

Date of expiry:
The body that issued the license: ***Services Certifying Body UO70 Non-profit Organization Certification Development Foundation "Kurort Expertiza"***
Range of activity: ***application of the conformity mark of the certifying system GOST***

Number: ***62EK #01-6220***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation through open-cast process of mining facilities and generally developed natural recourses production installations***

Number: ***62VR #01-6219***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of explosives loading-unloading stations***

Number: ***62Pr #04-6217***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures design***

Number: ***FLTs 025094***
Date of issue: ***25.07.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***14-A-0259-352***
Date of issue: ***22.08.2001***
Date of expiry:
The body that issued the license: ***State Oil Inspection for Krasnodarsky Krai***
Range of activity: ***operation of filling stations***

Number: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activities: ***subterranean water production for preparing salt solution within East-Surgut oil field***

Number: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activities: ***production of subterranean water to be used in a pressure maintenance system within West-Kamynsky oil field***

Number: ***FLTs 025094/1***
Date of issue: ***5.09.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry:
The body that issued the license: ***License Chamber for Krasnodarsky Krai***
Range of activities: ***medical activity (pre-trip medical examinations for motor depot OT "Surgut")***

Number: ***000256***
Date of issue: ***11.09.2001***
Date of expiry:
The body that issued the license: ***Body of Services Voluntary Certifying System for Rest Centers (Recreation Centers)***
Range of activities: ***application of the conformity mark of "Services Voluntary Certifying System for Rest Centers (Recreation Centers)"***

Number: ***000257***
Date of issue: ***11.09.2001***
Date of expiry:
The body that issued the license: ***Body of Services Voluntary Certifying System for Rest Centers (Recreation Centers)***
Range of activities: ***application of the conformity mark of "Voluntary Certifying Services System for Rest Centers (Recreation Centers)"***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***

Range of activities: ***construction of buildings and structures (construction-mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***manufacture of constructional materials and structures***

Number: ***FLTs 72001259***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***elaboration of urban development documentation***

Number: ***FLTs 720012600***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***engineering survey for construction***

Number: ***FLTs 72001261a***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***FLTs 72001261v***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***11003947***
Date of issue: ***28.09.2001***
Date of expiry:
The body that issued the license: ***Main State Fire Protection Administration of MVD (Ministry of Internal Affairs) RF***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems, carrying out fire protection (except those referred to construction activity)***

Number: ***62MP #01-6565***
Date of issue: ***08.11.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***surveying works in using natural resources***

Number: ***KRD 26615 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26616 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26617 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***UO-03-209-0662***
Date of issue: ***20.12.2001***
Date of expiry:
The body that issued the license: ***Federal supervision of Russia for nuclear and radiation safety (Gosatomnadzor of Russia)***
Range of activity: ***use, transportation and storage of articles containing radioactive substances***

Number: ***GS-5-72-02-21-0-8602060555-000201-1***
Date of issue: ***11.01.2001***
Date of expiry:
The body that issued the license: ***RF Gosstroi***
Range of activity: ***designing of structures and buildings***

Number: ***51EK #04154***
Date of issue: ***11.12.2001***
Date of expiry:
The body that issued the license: ***Rostov Administration of Gosgortekhnadzor RF***
Range of activity: ***operation of hazardous production facilities***

Number: ***TyuKh 182440***
Date of issue: ***15.01.2001***

Date of expiry:
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***designing of structures and buildings***

Number: ***62EK #03-6894***
Date of issue: ***07.02.2002***
Date of expiry:
The body that issued the license: ***Tyumensky Okrug Administration of Gosgortekhnadzor RF***
Range of activities: ***operation of explosive and fire hazardous facilities and installations***

Number: ***62EK #10-2008***
Date of issue: ***07.02.2002***
Date of expiry:
The body that issued the license: ***Tyumensky Okrug Administration of Gosgortekhnadzor RF***
Range of activities: ***operation of trunk pipeline transport***

Number: ***B 00205***
Date of issue: ***02.04.2001***
Date of expiry:
The body that issued the license: ***Tyumensky TsSMiS***
Range of activities: ***the right to apply the conformity mark of the certifying system GOST***

Number: ***B 00231***
Date of issue: ***08.06.2001***
Date of expiry:
The body that issued the license: ***Tyumensky TsSMiS***
Range of activities: ***the right to apply the conformity mark of the certifying system GOST***

Number: ***B 00232***
Date of issue: ***08.06.2001***
Date of expiry:
The body that issued the license: ***Tyumensky TsSMiS***
Range of activities: ***the right to apply the conformity mark of the certifying system GOST***

Number: ***B 00204***
Date of issue: ***02.04.2001***
Date of expiry:
The body that issued the license: ***Tyumensky TsSMiS***
Range of activities: ***the right to apply the conformity mark of the certifying system GOST***

Number: ***B 00203***
Date of issue: ***02.04.2001***
Date of expiry:
The body that issued the license: ***Tyumensky TsSMiS***
Range of activities: ***the right to apply the conformity mark of the certifying system GOST***

Number: ***B 00189***
Date of issue: ***19.03.2001***
Date of expiry:
The body that issued the license: ***Tyumensky TsSMiS***
Range of activities: ***the right to apply the conformity mark of the certifying system GOST***

Number: ***B 00190***
Date of issue: ***19.03.2001***
Date of expiry:
The body that issued the license: ***Tyumensky TsSMiS***
Range of activities: ***the right to apply the conformity mark of the certifying system GOST***

Number: ***B 00202***
Date of issue: ***02.04.2001***
Date of expiry:
The body that issued the license: ***Tyumensky TsSMiS***
Range of activities: ***the right to apply the conformity mark of the certifying system GOST***

Number: ***B 00191***
Date of issue: ***19.03.2001***
Date of expiry:
The body that issued the license: ***Tyumensky TsSMiS***
Range of activities: ***the right to apply the conformity mark of the certifying system GOST***

Number: ***B 00244***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Tyumensky TsSMiS***
Range of activities: ***the right to apply the conformity mark of the certifying system GOST***

Number: ***B 00243***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Tyumensky TsSMiS***

Range of activities: ***the right to apply the conformity mark of the certifying system GOST***

Number: ***B 00242***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Tyumensky TsSMiS***
Range of activities: ***the right to apply the conformity mark of the certifying system GOST***

Number: ***B 00241***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Tyumensky TsSMiS***
Range of activities: ***the right to apply the conformity mark of the certifying system GOST***

Number: ***B 00256***
Date of issue: ***02.10.2001***
Date of expiry:
The body that issued the license: ***Tyumensky TsSMiS***
Range of activities: ***the right to apply the conformity mark of the certifying system GOST***

Number: ***KhMN #01600 VE***
Date of issue: ***20.02.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***domestic, drinking, and industrial water supply within Bittem oil field***

Number: ***KhMN #01601 VE***
Date of issue: ***20.02.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***domestic, drinking, and industrial water supply within Tromegan oil field***

Number: ***KhMN #01602 VE***
Date of issue: ***20.02.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***domestic, drinking, and industrial water supply within Khorlor oil field***

13. Taxpayer's Identification Number.

8602060555

14. Industries the Issuer is involved in.

OKONKh Codes:
11210
61110
69000
85120
85130

15. The Issuer's location, mailing address and contact telephone numbers.

Location: ***Russian Federation, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42-61-33*** Fax: ***(3462) 42-64-95***
E-mail: ***secretary@surgutneftegas.ru***

16. Information on the Issuer's Auditor

Name: ***Limited Liability Company "Auditing Firm "Aval"***
Location: ***Moscow***
INN: ***7703107913***
Mailing address: ***127410, Moscow, Altufievskoe Shosse, 35***
Tel.: ***(095) 283-31-37*** Fax: ***(095) 282-73-39***
E-mail: ***aval@fdp.ru***

Information on Auditor's license:
Number: ***008169***
Date of issue: ***19.04.2000***
Date of expiry: ***18.04.2003***
The body that issued the license: ***Ministry of Finance of the Russian Federation***

17. Information on Organizations Accounting Rights for the Issuer's Securities.

Registrar:
Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
Tel.: ***(3462) 42-11-80*** Fax: ***(3462) 42-11-93***

E-mail address: ***none***

License:
Number: ***01100***
Date of issue: ***08.08.1996***
Date of expiry: ***04.07.2004***
The body that issued the license: ***Federal Commission for the Securities Market***

Date from which the mentioned registrar keeps the Issuer's registered securities files: ***02.04. 1994***

Centralized deposit of the Issuer's issued securities during the accounting quarter was not conducted

18. The Issuer's Depository.
No depository

19. The Issuer's Participants.
Total number of shareholders (participants): ***47,226***

Shareholders (participants) holding at least 5% of the Issuer's charter capital:

19.1 Name: ***Non-state Pension Fund "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628415, RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
Share in the Issuer's charter capital: ***8.1%***
Shareholders (participants) holding at least 25% of the charter capital of Issuer's shareholder (participant):
no such persons

20. Structure of the Issuer's Administrative Bodies.

The general meeting of shareholders is the supreme administrative body of the Company.

The Board of Directors carries out the general management of the Company's operations and has the right to make decisions on any matters concerning the Company's activities but those, which are related to the exclusive competence of the general shareholders' meeting according to the Company's Charter. The members of the Board of Directors in the quantity determined by a resolution adopted at the general shareholders' meeting are elected by the annual shareholders' meeting for a one-year period in

accordance with the order provided by the Company's Charter. The members of the Board of Directors can be re-elected an unlimited number of times.

According to the Charter, the Company has no collegiate executive body.

The Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the limits of competence determined by the Company's Charter as well as in accordance with the resolutions of the Board of Directors and the general meeting of shareholders. The Company's Board of Directors appoints the Director General of the Company for a five-year period.
At expiration of the Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.
The Director General is accountable to the Board of Directors and the Company's general meeting of shareholders. The powers of the Company's administrative bodies are determined by the Company's Charter.

The competence of the general meeting of the Issuer's shareholders (participants) in pursuance of its Charter (constituent documents):

The exclusive competence of the general meeting of shareholders includes the undermentioned issues the resolutions on which are adopted if shareholders-owners of over 50% of the Company's voting stake taking part in the general meeting of shareholders have voted for it, except as otherwise provided by the Company's Charter:
1) inserting amendments to the Company's Charter or approving the Company's Charter in a new wording excluding amendments related to the Company's charter capital increase;
2) decreasing charter capital through the reduction of par value of a share, acquisition by the Company a portion of shares to reduce their total amount or to redeem shares partly paid as well as through redemption of shares acquired or repurchased by the Company;
3) approving the Company's annual reports, balance sheets, profit and loss accounts, its profit and loss allocation;
4) resolution to pay annual dividends, approving the dividend size and the method of its payment on shares of each category (type). A resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;
5) electing members to the Company's auditing commission and terminating ahead of schedule their powers, approving the Company's Auditing Commission Provisions;
6) adopting resolutions to restructure the Company;
7) adopting resolutions to liquidate the Company, appointing the liquidation committee and approving the interim and final liquidation balance sheet;
8) determining the quantity of the Company's Board of Directors, electing members to the Board of Directors and terminating their powers ahead of schedule;

9) determining the maximum amount of declared shares;
10) approving the Company's auditor;
11) the procedure of general shareholders' meeting;
12) establishing the counting committee;
13) determining the procedure following which the Company provides information (materials) being subject to presentation to shareholders while preparing for the general shareholders' meeting, including choosing a press agency in case of announcement publication;
14) share split and share consolidation;
15) resolution that the Company close a deal in case the Company is an interested party in conducting the deal, according to the Federal Law "On Joint Stock Companies", excluding deals conducted between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided by the Company's Charter;
16) resolution that the Company close large-scale deals, according to the Federal Law "On Joint Stock Companies".

Issues related to the exclusive competence of the shareholders' general meeting cannot be delegated to the Board of Directors and to the Director General of the Company to handle.

The competence of the Issuer's Board of Directors (Supervisory Board) according to its Charter (constituent documents):

The exclusive competence of the Board of Directors includes the following issues:
1) submitting issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;
2) recommending the size of dividends paid to shareholders and the procedure of dividend payment;
3) determining priority activities of the Company;
4) convening the annual and extraordinary shareholders' general meetings of the Company;
5) adopting the general shareholders' meeting agenda;
6) fixing the date for making out the list of shareholders having the right to participate in the general meeting, the date, the venue and the time of the shareholders' general meeting, informing shareholders of holding the meeting, of the list of materials (information) to be presented to shareholders upon preparation for the shareholders' general meeting, of the form and the text of the ballot paper;
7) preliminary approving the Company's annual reports, balance sheets, profit and loss accounts;
8) increasing the Company's charter capital through increase in par value of shares or through share placing by the Company within the quantity and the category (type) of declared shares;
9) approving the results of the placement of Company's additional shares;

10) amending the Company's Charter brought about by the Company's charter capital increase through increase in par value of shares;
11) amending the Company's Charter brought about by the Company's charter capital increase through the placement of additional shares;
12) the placement of bonds and other securities;
13) determining the market value of the Company's property;
14) acquiring and buying back shares, bonds and other securities having been placed by the Company, in cases provided by the Company's Charter;
15) managing shares acquired and bought back by the Company as well as the shares placed at the Company's disposal owing to the fact that a buyer has not fulfilled his obligations to pay for them;
16) electing the Board of Directors' Chairman and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;
17) appointing Director General of the Company, determining the rate of bonuses and compensations paid to him;
18) recommending the rate of bonuses and compensations paid to the members of the Company's auditing commission and determining the amount of auditor's service payment;
19) employing the Company's reserve and other purpose-oriented funds;
20) approving the Company's in-house documents determining the order of activities of the Company's administrative bodies, including the Board of Directors Provisions;
21) founding branches and opening representative offices of the Company;
22) adopting resolutions that the Company participate in other organizations including holding companies, financial and industrial groups and other associations of commercial organizations;
23) adopting resolutions that the Company close large-scale deals, in accordance with the Federal Law "On Joint Stock Companies";
24) according to the Federal Law "On Joint Stock Companies", adopting a resolution that the Company close a deal in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided by the Company's Charter;
25) adopting a resolution to sign a contract establishing relations of the main and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas".

The competence of the Issuer's individual and collegiate executive bodies, according to its Charter (constituent documents):

The competence of Director General of the Company includes:

- *implementing resolutions of the general shareholders' meeting and of the Company's Board of Directors;*
- *issuing orders and instructions and other acts concerning the Company's activities; all the Company's employees are under obligation to carry them out;*

- - *within the rights granted to him, taking all necessary actions to exercise legal powers of possession of, use of and disposing the Company's property including signing contracts on acquisition and alienation of the Company's property; signing loan and credit agreements; besides, due to the fact that on the date of the general shareholders' meeting of the Company it is impossible to determine transactions being subject to carrying out to continue business relations between the Company and OJSC "NK"Surgutneftegas" in carrying out which in the future there might be an interest of Company's Director General, it is enacted that transactions of the abovementioned nature including agreements on borrowings as well as transactions on direct or indirect acquisition or alienation property by the Company including shares up to the limit of 10% of the book value of Company's assets as of the date of adopting resolutions on closing such deals can be carried out by Director General independently;*
- *representing on behalf of the Company in relations with any Russian or foreign legal and natural persons, signing contracts and treaties on the territory of the Russian Federation and abroad, carrying out other transactions on behalf of the Company including closing contracts on property acquisition, giving letters of attorney to carry out transactions, opening settlement accounts and other accounts with banks and other organizations and institutions;*
- *dealing with issues concerning investments to develop enterprises, organizations;*
- *approving and changing the Company's structure, establishing and terminating activities of the Company's structural subdivisions, approving the provisions on the Company's structural subdivisions;*
- *approving the manning table, the maintenance budget, the amount and the type of remuneration of labour of the company's employees, Labour Internal Regulations and duty regulations for all types of the Company's employees;*
- *employment, appointing and dismissing, discharging Company's employees, managers of structural subdivisions, determining their salaries and bonuses, taking rewarding and punishment measures in regard of the Company's employees, making decisions on bringing them to property accountability, signing labour treaties (contracts) with the employees on behalf of the Company;*
- *dealing with questions related to the Company's social development;*
- *making decisions on raising claims and suing on behalf of the Company against legal and natural persons both in the Russian Federation and abroad according to the legislation.*

Director General of the Company has also the right to take decisions on any questions concerning management of the Company's current activity, which are not related to the exclusive competence of the general meeting of shareholders and the Company's Board of Directors. Director General independently adopts resolutions on matters falling within his competence.

For a period of his absence and under the other circumstances Director General has the right to appoint one of the Company's officials as acting Director General on a provisional basis.

21. Members of the Issuer's Board of Directors (Supervisory Board).
The Board of Directors
Chairman: ***Usoltsev Alexander Victorovich***

Members of the Board of Directors:
Ananiev Sergei Alexeevich
Date of birth: ***1959***

Positions within last 5 years:
Period: ***1997 – 1997***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of prospecting and exploration division***

Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the Issuer's charter capital: ***0.004%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Anziriayev Yuri Nikolaevich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Lyantorneft"***

Share in the Issuer's charter capital: ***0.01%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Bogdanov Vladimir Leonidovich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***

Range of activity: ***oil and associated gas production***
Position: ***Director General***

Period: ***1997 – now***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya" Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***President***

Period: ***1997 – now***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***non-state provision of pensions***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Bulanov Alexander Nikolaevich
Date of birth: ***1959***

Positions within last 5 years:
Period: ***1997 – 1997***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief engineer of oil and gas production division "Bystrinskneft"***

Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the Issuer's charter capital: ***0.0005%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Mugu Baizet Yunusovich
Date of birth: ***1953***

Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***

Position: ***Head of oil and gas production division "Komsomolskneft"***

Share in the Issuer's charter capital: ***0.003%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Usoltsev Alexander Victorovich
Date of birth: ***1938***

Positions within last 5 years:
Period: -
Company: ***no***
Range of activity: ***no***
Position: ***no***

Share in the Issuer's charter capital: ***0.008%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter: ***the information is confidential***

Matveev Nikolai Ivanovich
Date of birth: ***1942***

Positions within last 5 years:
Period: ***1997 - now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief engineer – First Deputy Director General***

Share in the Issuer's charter capital: ***0.01%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter: ***the information is confidential***

Medvedev Nikolai Yakovlevich
Date of birth: ***1943***

Positions within last 5 years:
Period: ***1997 - now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief geologist – Deputy Director General***

Period: ***1998 - now***
Organization: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***Chief geologist***

Share in the Issuer's charter capital: ***0.03%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Fedorov Sergei Anatolievich
Date of birth: ***1956***

Period: ***1997 – 2000***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***Securities Department Director***

Positions within last 5 years:
Period: ***1997 - 1997***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***Non-state provision of pensions***
Position: ***Executive director***

Period: ***2000 - now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Deputy Director General on Securities***

Period: ***2001 – now***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***Vice-President on Securities***

Share in the Issuer's charter capital: ***0.0005%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

22. The Issuer's individual and collegiate administrative bodies and the managing Issuer's officials.

The individual executive body as well as the members of the Issuer's collegiate executive body:
Bogdanov Vladimir Leonidovich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Director General***

Period: ***1997 – now***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***President***

Period: ***1997 – now***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***non-state provision of pensions***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter
The information is confidential

Person performing the duties of the Issuer's individual executive body: ***Bogdanov Vladimir Leonidovich***

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and to the Issuer's other officials.

Total amount of remuneration paid to all the persons mentioned in items 21 and 22 for the accounting period:
Wages (RUR):
Bonus (RUR):
Commission (RUR):
Other property provisions (RUR):
Total (RUR):

See also items 21 and 22

24. Information on legal entities where the Issuer is a participant.

Legal entities where the Issuer holds at least 5% of the charter capital:

Name: ***Limited Liability Company "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
Mailing address: ***173015, RF, Veliky Novgorod, ul. Germana, 20***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Surgutmebel"***
Location: ***RF, Khanty – Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo***
Mailing address: ***628400, RF, Khanty – Mansiysky Autonomous Okrug, Tyumenskaya Oblast, p.Barsovo, administrative building of OOO "Surgutmebel"***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Closed Joint Stock Company "Surgutneftestroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut-13, ul. Kukuyevitskogo, 16***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Location: ***RF, Pskov***
Mailing address: ***RF, Pskov, pr. Oktyabrsky, 4***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Location: ***RF, Tver***
Mailing address: ***RF, Tver, ul. Novotorzhskaya, 6***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Investsibirstroy"***
Location: ***RF, Khanty – Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, Naberezhny, 22***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Central Surgut Depository"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Surgutneftegasburenie"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul.Entuziastov, 35***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Yourievskneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, PO Box 23, Promzona, trust "Surgutneftegeofizika"***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
Mailing address: ***236000, RF, Kaliningrad, ul. Komsomolskaya, 22-b***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
Mailing address: ***187110, RF, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***
The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Location: ***RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Mailing address: ***626019, RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo, ul. Sovetskaya, 81***
The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***99.8%***

Name: ***Limited Liability Company "Neft-consulting"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***95%***

Name: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
The Issuer's share in the legal entity's charter capital: ***93.1%***

Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***RF, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 19***
The Issuer's share in the legal entity's charter capital: ***89.8%***

Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***87.2%***

Name: ***Open Joint Stock Company "Surgutpolimer"***
Location: ***Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Mailing address: ***628400, Tyumenskaya Oblast, Surgut, ul. Lermontova, 11, k. 306***
The Issuer's share in the legal entity's charter capital: ***30%***

Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***18.1%***

Name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Respubliki, 62***
The Issuer's share in the legal entity's charter capital: ***11.2%***

Name: ***Inter-regional Open Joint Stock Company "Nefteavtomatika"***
Location: ***RF, Ufa***
Mailing address: ***450005, Ufa, ul. 50-letiya Oktyabrya, 24***
The Issuer's share in the legal entity's charter capital: ***11.05%***

Name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
Mailing address: ***628200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul. Mira, 5a***
The Issuer's share in the legal entity's charter capital: ***10%***

Name: ***Open Joint Stock Company "Tyumenskaya Registratsionnaya Kompaniya"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Nekrasova, 11, k.501***

The Issuer's share in the legal entity's charter capital: ***5.97%***

Name: ***Open Joint Stock Company "Airport Surgut"***
Location: ***Surgut***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport-11***
The Issuer's share in the legal entity's charter capital: ***5%***

25. The shares of all the legal entities where the Issuer holds more than 5% of the charter capital as well as of their officials in the Issuer's charter capital:

25.1 Name: ***Limited Liability Company "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
Mailing address: ***173015, RF, Veliky Novgorod, ul.Germana, 20***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.1.1 ***Serebrennikov Victor Georgievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.2 Name: ***Limited Liability Company "Surgutmebel"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, pos. Barsovo***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo, administrative building of OOO "Surgutmebel"***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.2.1 ***Ivanov Nikolai Ivanovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.3 Name: ***Closed Joint Stock Company "Surgutneftestoy"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, pos. Barsovo***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut-13, ul.Kukuevitskogo, 16***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.3.1 ***Kurnosov Petr Gennadievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00003%***

25.3.2 ***Rezyapov Alexander Fillipovich***

The person's functions: ***a member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.3.3 ***Kurnosov Petr Gennadievich***
The person's functions: ***a member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.00003%***

25.3.4 ***Andrukh Zenon Adamovich***
The person's functions: ***a member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.009%***

25.4 Name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Location: ***RF, Pskov***
Mailing address: ***RF, Pskov, pr. Oktyabrsky, 4***
The Issuer's share in the legal entity's charter capital: ***100%***
The legal entity's share in the Issuer's charter capital: ***no share***
Officials:

25.4.1 ***Isakov Vladimir Borisovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.5 Name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Location: ***RF, Tver***
Mailing address: ***RF, Tver, ul.Novotorzhskaya, 6***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.5.1 ***Salagaev Anatoly Nikolaevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.003%***

25.6 Name: ***Limited Liability Company "Investsibirstroy"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, Naberezhny, 22***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.6.1 ***Savenkov Sergei Vasilievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.001%***

25.7 Name: ***Limited Liability Company "Central Surgut Depositary"***

Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***2.45%***
Officials:

25.1.1 ***Yusubov Ikram Ilias-ogly***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00008%***

25.8 Name: ***Limited Liability Company "Surgutneftegasburenie"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul.Entuziastov, 35***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***

25.9 Name: ***Limited Liability Company "Yourievksneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, Promzona, trust "Surgutneftegeofizika", P.O. Box 23***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.9.1 ***Loginovsky Vladislav Sergeevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.10 Name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
Mailing address: ***236000, RF, Kaliningrad, ul.Komsomolskaya, 22-b***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.4.1 ***Shilyakov Vladimir Mikhailovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00007%***

25.11 Name: ***Limited Liability Company Production Association "Kirishinefteorgsintez"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
Mailing address: ***187110, Leningradskaya Oblast, Kirishi, shosse Entuziastov,1***
The Issuer's share in the legal entity's charter capital: ***99.9%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.11.1 ***Somov Vadim Evseevich***
The person's functions: ***Individual executive body***

The person's share in the Issuer's charter capital: ***0.006%***

25.12 Name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Location: ***RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Mailing address: ***626019, RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo, ul. Sovetskaya, 81***
The Issuer's share in the legal entity's charter capital: ***99.9%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.12.1 ***Tatarchuk Valery Grigorievich***
The person's functions: ***member of the Board of Directors (supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.13 Name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***99.8%***
The entity's share in the Issuer's charter capital: ***0.6%***
Officials:

25.13.1 ***Uryupin Vyacheslav Alekseevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.14 Name: ***Limited Liability Company "Neft-Consulting"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***95%***
The entity's share in the Issuer's charter capital: ***0.01%***
Officials:

25.14.1 ***Khasanov Ravil Rashitovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.15 Name: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
The Issuer's share in the legal entity's charter capital: ***93.1%***
The entity's share in the Issuer's charter capital:

Officials:

25.15.1 ***Bogdanov Vladimir Leonidovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.3%***

25.15.2 ***Usoltsev Alexander Victorovich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.008%***

25.15.3 ***Bogdanov Vladimir Leonidovich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

25.15.4 ***Nuryaev Anatoly Sergeevich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.4%***

25.15.5 ***Somov Vadim Evseevich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.006%***

25.15.6 ***Khusainov Zinur Mirsalikhiyanovich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.009%***

25.16 Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 19***
The Issuer's share in the legal entity's charter capital: ***89.8%***
The entity's share in the Issuer's charter capital: ***0.000008%***
Officials:

25.16.1 ***Nepomnyashchikh Evgeniya Victorovna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.009%***

25.16.2 ***Pospelova Nataliya Evgenievna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.16.3 ***Moiseev Alexander Vasilievich***
The person's functions: ***Member of the collegiate executive body***

The person's share in the Issuer's charter capital: ***0.001%***

25.16.4 ***Zakharova Nina Alexandrovna***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.16.5 ***Korol Andrey Vitalievich***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.0003%***

25.16.6 ***Pastukhova Galina Aphanasievna***
The person's functions: ***Member of the of collegiate executive***
The person's share in the Issuer's charter capital: ***0.0001%***

25.16.7 ***Bogdanov Vladimir Leonodovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

25.16.8 ***Vazhenin Yury Ivanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.001%***

25.16.9 ***Nepomnyashchikh Evgeniya Viktorovna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.009%***

25.16.10 ***Pospelova Natalia Evgenievna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.002%***

25.16.11 ***Kisselev Nikolai Victorovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.16.12 ***Burtsev Gennady Alekseevich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.16.13 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.16.14 ***Fedorov Sergei Anatolievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.17 Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***87.2%***
The entity's share in the Issuer's charter capital: ***0.4%***
Officials:

25.17.1 ***Piskunov Alexander Vladimirovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.18 Name: ***Open Joint Stock Company "Surgutpolimer"***
Location: ***Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Lermontova,11, k. 306***
The Issuer's share in the legal entity's charter capital: ***30%***
The entity's share in the Issuer's charter capital: ***no share***

25.19 Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tymenskaya Oblast, Khaty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tymenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul.Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***18.1%***
The entity's share in the Issuer's charter capital: ***no share***
Officials

25.19.1 ***Cheskidova Galina Alexeevna***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.005%***

25.19.2 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.19.3 ***Fedorov Sergei Anatolievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.19.4 ***Cheskidova Galina Alexeevna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.20 Name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Respubliki, 62***
The Issuer's share in the legal entity's charter capital: ***11.2%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.20.1 ***Rakitin Vladimir Borisovich***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.20.2 ***Sheshukov Alexander Ivanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.21 Name: ***Inter-regional Open Joint Stock Company "Nefteavtomatika"***
Location: ***RF, Ufa***
Mailing address: ***450005, Ufa, ul. 50-letiya Oktyabrya, 24***
The Issuer's share in the legal entity's charter capital: ***11.05%***
The entity's share in the Issuer's charter capital: ***no share***

25.22 Name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
Mailing address: ***628200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul.Mira, 5a***
The Issuer's share in the legal entity's charter capital: ***10%***
The entity's share in the Issuer's charter capital: ***no share***

25.23 Name: ***Open Joint Stock Company "Tyumenskaya Registratsionnaya Kompaniya"***
Location: ***RF, Tyumen***
Mailing address: ***625000, Tyumen, ul.Nekrasova, 11, k.501***
The Issuer's share in the legal entity's charter capital: ***5.97%***
The entity's share in the Issuer's charter capital: ***no share***

25.24 Name: ***Open Joint Stock Company "Airport Surgut"***
Location: ***Surgut***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport-11***
The Issuer's share in the legal entity's charter capital: ***5%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.24.1 ***Ryupin Alexander Evstigneevich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.003%***

26. Other affiliated entities of the Issuer.
26.1 Name: ***Limited Liability Company "Neftegas-Reserve"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***RF, Tyumenskaya Oblast, Surgut, ul.Gubkina, 13a***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***0.004%***

26.2 ***Eremenko Oleg Vladimirovich***
The person's share in the Issuer's charter capital: ***0.003%***

26.3 Name: ***Open Joint Stock Company "Lennefteprodukt"***
Location: ***RF, St.Petersburg, Frunzensky District***
Mailing address: ***192007, RF, St.Petersburg, Ligovsky pr., 237***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

26.4 ***Nikiforov Vyacheslav Mikhailovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.5 ***Voronin Georgy Sergeevich***
The person's share in the Issuer's charter capital: ***0.002%***

26.6 ***Klinovsky Alexander Eduardovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.7 ***Zhernovkov Alexander Georgievich***
The person's share in the Issuer's charter capital: ***0.0004%***

26.8 ***Larichev Ilya Vladimirovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.9 Name: ***Limited Liability Company "InvestContractLtd"***
Location: ***RF, Moscow***
Mailing address: ***101000, RF, Moscow, ul.Myasnitskaya, 34***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***
26.10 ***Nikiforov Vyacheslav Mikhailovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.11 Name: ***Closed Joint Stock Company "Kirishiautoservice"***
Location: ***RF, St. Petersburg***

Mailing address: ***191040, St. Petersburg, ul.Marata, b.20, apt.1***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

27. The Issuer's share in the charter capital of legal entities-affiliated entities
See items 24, 25,26

28. The Issuer's affiliated entities' as well as their founders' and officials' share in the Issuer's charter capital.
See items 24, 25, 26

29. Entities having 5 and more per cent of votes in the Issuer's supreme administrative body.
Name: ***Non-state Pension Fund "Surgutneftegas"***
Share: ***9.6%***

30. The Issuer's share in industrial, bank, financial groups, holdings, groups of companies and associations.
Organization: ***Association "Information and cooperation council of the fuel and energy complex"***
The Issuer's position and functions in the organization: ***member of the association***

31. The Issuer's branches and representative offices.
Name: ***Moscow representative office of OJSC "Surgutneftegas"***
Location: ***101000, RF, Moscow, ul.Myasnitskaya, 34, b.1***
Mailing address: ***101000, RF, Moscow, ul. Myasnitskaya, 34, b.1***
Manager: ***Makarkin Yury Nikolaevich***
Opening date: ***27.09.1993***
Validity period of the letter of attorney: ***31.12.2002***

32. The number of the Issuer's employees.
The average number of the Issuer's employees including those in the branch and representative offices for the accounting period: ***84,470***

33. Description of the Issuer's basic activities.
General industry development

The following figures are for the first quarter of 2002, which are compared to the results achieved in the first quarter of the previous year.
The Russian fuel-energy complex produced 89.5 million tons of oil, an 8.7% increase, and 160 billion cubic meters of gas, a 1.8% growth.
Initial petroleum refining grew 2.6% to 45.1 million tons of oil.
OJSC "Surgutneftegas" reported a substantial growth of production: oil and gas production grew 11% to 11.6 million tons and 14% accordingly; drilling

reached the level of 674 thousand meters, a 20% increase. The Company's share in total Russian oil production constituted 13%.
Higher production figures were brought about by sizable investments that amounted to 8.6 billion rubles.
The future of the industry and that of the Company will, just as previously, depend upon world oil prices and the taxation system whose task among others is to spur investments and production.
Basic activities and their share in total revenue.
Basic activities of OJSC "Surgutneftegas" include oil production and marketing as well as oil products sales. Revenue shares from oil production in OJSC "Surgutneftegas" for three financial years prior to the year of the accounting quarter and for the first quarter in 2002 are shown in Table 1.

Table 1

Basic activities	*Share in total revenue (sales proceeds), (%)*			
OJSC "Surgutneftegas"	*1999*	*2000*	*2001*	*1Q2002*
Oil production and oil products marketing, oil marketing	*90.2*	*96.0*	*92.7*	*93.5*

The types of products bringing over 10% of OJSC "Surgutneftegas" revenue during 1999-2001 as well as in the first quarter of 2002 are oil and oil products including those being exported.

Sources of raw materials, materials and services

In the reporting quarter there are no suppliers, who provide more than 10% of all the inventory holdings deliveries.
Import share in total inventory holdings deliveries of the Issuer amounted to 13.45% in 1Q2002.
Financial situation of OJSC "Surgutneftegas" enables the company to ensure the availability of source of finance for inventory holdings for OJSC "Surgutneftegas".

Marketing outlets of products (operations, services) of the Issuer

There are no consumers whose share in the Company's total sales proceeds amounted to more than 10% in 1Q2002.
Some major negative factors which may influence future effectiveness of OJSC "Surgutneftegas" sales are a more stringent tax policy, higher rates for transportation of oil and oil products as well as for export duties on oil and oil products, and poor oil price situation.

Practical activities towards reserves

At present, the working capital policy of OJSC "Surgutneftegas" focuses on:

- *reduction of a portion of current assets included in the settlement with consumers;*
- *running analysis and control over redemption of accounts receivable;*
- *assets liquidity valuation;*
- *analysis and control over asset turnover.*

Calculation of the inventory turnover ratio is done according to the procedure approved by the Ministry of Economics of the Russian Federation №7-12/47, of March 31, 1994.

The inventory turnover ratio is calculated as a ratio of cost of sales to average remaining stock during a certain period of time.

$$\text{Inventory turnover ratio} = \frac{\text{Cost of sales}}{\text{Annual average value of inventory reserves}}$$

The inventory turnover ratio for 4Q2001 = 1.3
for 1Q2002 = 1.4

Seasonal character of activities

The character of OJSC "Surgutneftegas" activities is not seasonal.

The major competitors

OJSC "Surgutneftegas" trades its products at oil and petroleum markets of the Russian Federation as well as CIS countries and non-CIS countries. In this connection, the competitive conditions of OJSC "Surgutneftegas" activities in many respects are determined by the location of refineries and marketing entities of the oil companies; this determines a list of the major competitors of Company.

34. Investment declaration. The description of the Issuer's activities.
Presented by investment funds only

35. Plans for the year of 2002.

This year the Company is planning to further develop all spheres of its activity, namely oil and gas production, oil refining and gas processing, oil products marketing. To achieve that, it has planned a 9% increase in capital investments.

On production side, it envisages increasing its resource base, boosting oil and gas production. It intends to produce 48 million tons of oil, a 9% growth, and 11.4 billion cubic meters of gas.

It is to keep strengthening its resource base through geological exploration at licensed fields and acquisitions of promising oil and gas bearing blocks. By the end of the year it is to have put into commission 6 new oil fields.
It is to proceed with the implementation of gas-energy program envisaging the construction of gas turbine electrical power plants at remote fields to supply power to production facilities located at those fields. In the long term it is planned to put into commission 10 gas turbine electrical power plants, this will result in a fourfold reduction in the volumes of purchased electric energy.
The modernization of gas processing assets acquired in 2001 will contribute to the development of gas processing sphere. The Company is planning to process 3 billion cubic meters of gas.
On oil refining side, it is to renovate production facilities of Limited Liability Company "Production Association "Kirishinefteorgsintez". The Company will continue constructing the hydrocracking complex and will refine 17 million tons of oil.
The development of marketing sector will imply stronger positions at markets and entering new markets, higher competitiveness.

36. Information on the Issuer's charter capital.
The amount of the Issuer's charter capital (RUR): ***43,427,992,940***

The brerakdown of the charter capital by categories of shares:
Ordinary shares:
total volume (RUR): ***35,725,994,705***
share in the charter capital: ***82.264899%***
Preferred shares:
total volume (RUR): ***7,701,998,235***
share in the charter capital: ***17.735101%***

37. Information on the government's (municipality's) share in the charter capital of the Issuer.

Share of the Issuer's charter capital in public (municipal) ownership:
no such share

A block of the Issuer's shares in public (municipal) ownership:
no such block

A special right for the Russian Federation, entities of the Russian Federation, municipalities to participate in the management of the Issuer ("golden share"): ***not stipulated***

38. Information on declared shares of the Issuer.
no such shares

39. The material agreements and obligations of the Issuer.
no such agreements and obligations

40. The obligations of the Issuer in respect of the issue of shares and securities converted into shares.
The Issuer has no obligations in respect of the issue of shares and securities converted into shares (including those resulting from the privatization plan).

41. Information on sanctions imposed on the Issuer, its participation in litigations and revisions.

The sanctions imposed on the Issuer by the state authorities, courts over three financial years prior to the year of the reporting quarter and for the current year:

The date of imposing the sanction: ***13.05.1999***
The body that imposed the sanction: ***Nadym Environment Protection Committee***
Reasons for imposing: ***unauthorized occupation of land without the positive decision of land examination and land allotment committee***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***50***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***24.06.1999***
The body that imposed the sanction: ***Surgut Environment Protection Committee***
Reasons for imposing: ***oil spillage***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***500***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***24.04.2001***
The body that imposed the sanction: ***Land resources and Planning Committee of Beloyarsky District***
Reasons for imposing: ***unauthorized occupation of land***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***10.05.2001***
The body that imposed the sanction: ***Land resources and Planning Committee of Khanty-Mansiysky Autonomous Okrug***
Reasons for imposing: ***Breaching the land-laws by unauthorized occupation of a parcel of land***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The description of litigations, which were going on or had finished in the reporting quarter, and which may substantially affect the activities of the Issuer.

In the reporting quarter, there were no such litigations, which could have substantially affected the activities of the Issuer.

The description of reasons for all proceeding or completed inspections of the Issuer carried out by state structures, as well as description of official examinations of the Issuer carried out at its participants' (shareholders') demand:

In the reporting quarter neither proceeding no completed inspections of OJSC "Surgutneftegas" took place.

42. Important facts (events, actions), which took place in the reporting quarter.

The date of fact (event, action): ***16.01.2002***
The code: ***0400155A16012002***

- ***Full corporate name of a legal person in whose charter capital OJSC "Surgutneftegas" holds a share of participation (share fraction) that has changed: Limited Liability Company "Invest-Zashchita"***
- ***Location of a legal person in whose charter capital OJSC "Surgutneftegas" holds a share of participation (share fraction) that has changed: Surgut, Entuziastov St., 52/1;***
- ***The Issuer's share in the charter capital (share fraction) of Limited Liability Company "Invest-Zashchita":***
- ***Before change: 81.625%;***
- ***After change: 87.25%;***
- ***The date when the share of participation in the charter capital (share fraction) changed: January 16, 2002.***

The date of fact (event, action): ***31.01.2002***
The code: ***1500155A31012002***

The date the Board of Directors of OJSC "Surgutneftegas" adopted a resolution to fix a date upon which a list of securities owners is made: January 31, 2002;
- A date when a list of owners of registered securities is made: February 12, 2002

The date of fact (event, action): ***01.02.2002***
The code: ***1300155A01022002***

- *The date the Board of Directors of OJSC "Surgutneftegas" held a meeting at which relative resolutions were adopted: January 31, 2002;*
- *A complete wording of adopted resolutions as recorded in the minutes of the Board of Directors' meeting:*

" 1.1 To convene and conduct the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" for 2001 on March 30, 2002, at 10:00 a.m. The venue: Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, Entuziastov St., 32, the building of Culture Palace "Neftyanik". The registration of participants: from 08:00 a.m. on the day of meeting holding.

1.2 To approve the following agenda of the Annual General Shareholders' Meeting of OJSC "Surgutneftegas":

1. *Approval of annual report on the results of production activities of OJSC "Surgutneftegas", annual accounting reporting including profit and loss accounts for 2001.*
2. *Approval of allocation of profits (losses) of OJSC "Surgutneftegas" for 2001 including dividends payment (declaration), approval of a period and a form of dividends payment.*
3. *Elections to the Board of Directors of OJSC "Surgutneftegas".*
4. *Elections to the Auditing Commission of OJSC "Surgutneftegas".*
5. *Approval of Auditor of OJSC "Surgutneftegas".*
6. *Amending and supplementing the Charter of OJSC "Surgutneftegas".*
7. *Altering the procedure of the General Shareholders' Meeting of OJSC "Surgutneftegas".*
8. *Approval of Regulations on the Board of Directors of OJSC "Surgutneftegas".*
9. *Altering the Regulations on the Auditing Commission of OJSC "Surgutneftegas".*
10. *Concerning the approval of transactions that may be conducted by OJSC "Surgutneftegas" while performing its usual business activity (in the procedure of i.6 of art.83 of Federal Law "On Joint Stock Companies").*

1.3 It is fixed that February 12, 2002 is the date when a list of persons having the right to participate in the Annual General Shareholders' Meeting is made.

1.4. To approve the text of the notice to the shareholders of conducting the Annual General Shareholders' Meeting and to notify the shareholders until February 28, 2000 in the order provided for by the Charter of OJSC "Surgutneftegas".

1.5. To approve the list of information to be provided to the persons, entitled to take part in the Annual General Shareholders' Meeting, in the course of preparation for the Annual General Shareholders' Meeting and the order of its presentation according to the approved list from March 10, 2002 to March 30, 2002 inclusive to the address:

52/1, ul. Entuziastov, Room 154, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, each working day, 9:00-12:30, 14:00-17:00.

1.6. To approve the form and the text of the ballot paper.

To send the ballot papers to the shareholders till February 28, 2002. The ballot paper which has been filled in may be sent by mail or submitted in person to the address: 52/1, ul. Entuziastov, Room 154, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415; ballot papers are received each working day, 9:00-12:30, 14:00-17:00.

To set March 27, 2002 inclusive as the deadline for accepting ballot papers from the shareholders.

1.7. To entrust Director General of OJSC "Surgutneftegas" V.L.Bogdanov with the organization and technical provision of the Annual General Shareholders' Meeting."

- ***The quorum of the meeting:***

"The Board of Directors of OJSC "Surgutneftegas" consists of 9 members. 8 persons took part in the vote. The present meeting is legally competent to adopt resolutions".

- ***Results of the vote held on the adopted resolutions:***

"The resolutions were adopted unanimously".

The date of fact (event, action): ***31.01.2002***
The code: ***1500155A31012002***

- The date of the Board of Directors' adoption of the resolution as to the date, for which the register of holders of securities is to be made out: January 31, 2002;
- ***The date, for which the register of holders of registered securities is to be made out: February 12, 2002.***

The date of fact (event, action): ***22.02.2002***
The code: ***1300155A22022002***

- ***The date of the meeting of the Board of Directors of OJSC "Surgutneftegas", which adopted the corresponding resolution: February 22, 2002;***
- ***The full wording of the adopted resolution in accordance with the minutes of the Board of Directors' meeting:***

"On the agenda item: On share dividends and the order of their payment, the Board of Directors adopted an unanimous resolution:

1. To recommend to the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" to adopt the following resolution:

"To declare dividend payment for 2001: on a preferred share of OJSC "Surgutneftegas" – 0.1 rubles, on an ordinary share of OJSC "Surgutneftegas" –0.33 rubles; dividend payment shall be carried out during one year: from June 03, 2002 June 02, 2003 according to the procedure established by the Board of Directors".

2. To approve the order of dividend payment on shares of OJSC "Surgutneftegas" for 2001";

– The quorum of the meeting:

"The Board of Directors of OJSC "Surgutneftegas" consists of 9 members.9 persons took part in the vote. The present meeting is legally competent to adopt resolutions".

- Results of the vote held on the adopted resolution:

"The resolution was adopted unanimously".

The date of fact (event, action): ***30.03.2002***

The code: ***0100155A30032002***

- ***The Issuer's governing body, which underwent changes: the Board of Directors of OJSC "Surgutneftegas";***
- ***Last name, first name and middle name of each person whose authority has been terminated; the persons being shareholders of the Issuer and their shares of participation in the Issuer's charter capital:***

Last Name, First name, Middle Name	***Share of participation in the Issuer's charter capital***
1. Ananyev Sergei Alexeevich	*0.004%*
2. Anziryayev Yuri Nikolaevich	*0.01%*
3. Atepaev Andrei Olegovich	*0.002%*
4. Bogdanov Vladimir Leonidovich	*0.3%*
5. Bulanov Alexander Nikolaevich	*0.0005%*
6. Matveev Nikolai Ivanovich	*0.01%*
7. Medvedev Nikolai Yakovlevich	*0.03%*
8. Usoltsev Alexander Viktorovich	*0.008%*
9. Fedorov Sergei Anatolyevich	*0.0005%*

Date when the stated changes took place: March 30, 2002;

-Circumstances entailing the changes: Item 7.2 of OJSC "Surgutneftegas" Charter.

-Last name, first name and middle name of each person elected (appointed) to the Issuer's governing body:

Last Name, First name, Middle Name	***Share of participation in the Issuer's charter capital***
1. Ananyev Sergei Alexeevich	*0.004%*
2. Anziryayev Yuri Nikolaevich	*0.01%*
3. Mugu Baizet Yunusovich	*0.003%*
4. Bogdanov Vladimir Leonidovich	*0.3%*
5. Bulanov Alexander Nikolaevich	*0.0005%*
6. Matveev Nikolai Ivanovich	*0.01%*
7. Medvedev Nikolai Yakovlevich	*0.03%*
8. Usoltsev, Alexander Viktorovich	*0.008%*
9. Fedorov Sergei Anatolyevich	*0.0005%*

Date when the stated changes took place: March 30, 2002;

-Issuer's authorized body that adopted the resolution giving the ground to the stated changes, and the date the resolution was adopted: the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" as of March 30, 2002.

The date of fact (event, action): *30.03.2002*
The code: 0100155A30032002

-Type of securities, category (type) of shares on which income is accrued: preferred and ordinary shares of OJSC "Surgutneftegas";
-Date when the Issuer adopted a resolution to pay (declare) share dividends: March 30, 2002;
-Period of share dividend payment: from June 3, 2002 to June 2, 2003;
-The body of the Issuer, which adopted a resolution to pay (declare) share dividends: the General Shareholders' Meeting of OJSC "Surgutneftegas";
- Dividend per one share of the stated category (type): RUR 0.1 (one tenth) per a preferred share of OJSC "Surgutneftegas" and RUR 0.033 (thirty three thousandth) per an ordinary share of OJSC "Surgutneftegas";
- Total number of shares of one category (type) on which income is accrued: 7,701,998,235 preferred shares; 35,725,994,705 ordinary shares;
- Form of payment of declared income on securities: cash.

43. Information on reorganization of the Issuer, its subsidiaries and subordinated companies.

There has not been any reorganization of the Issuer, its subsidiaries and subordinated companies in the reporting quarter.

44. Additional important general information on the Issuer.
The persons mentioned in Items 26.2, 26.10 of the report are not affiliated persons of the Issuer but perform the duties of an individual executive body of the legal entities – affiliated persons of the Issuer mentioned in Items 26.1, 26.9. As for natural persons, mentioned in Items 26.4 - 26.8, they perform the duties of the members of the Board of Directors of the legal entity – the affiliated person of the Issuer, mentioned in Item 26.3. In connection with the fact that according to the "Articles on Quarterly Report of the Securities' Issuer", Item 28 in the electronic form of the quarterly report is not to include information about shares of participation in the Issuer's charter capital of persons performing the duties of individual executive bodies, members of collegiate executive managing bodies, members of boards of directors (supervisory boards) of legal entities – affiliated persons of the Issuer, these persons and their shares in the Issuer's charter capital are listed in Item 26 of the present report.

The data on shares of persons in the charter capital of Issuer, as well as the data on the other persons, stated at this Issuer's report, is figured up to one decimal point, if it is equal to zero, in this case the data is figured up to the

first decimal point, which is not zero. When this figure appears after the sixth decimal point or a person has no share, it is equal to zero.

B. Information on financial and economic activities of the Issuer

45. Annual accounting reports for the last three financial years.
see Appendix

46. Accounting reports of the Issuer for the reporting quarter.
see Appendix

47. Facts entailing increase or decrease in the volume of the Issuer's assets for more than 10% during the reporting quarter.
The date of fact (facts): ***1.01.2002***
Description: ***In the first quarter of 2002, due to revaluation of fixed assets, the value of assets increased up to RUR 436,128,712 thousand.***

Absolute change in the volume of assets as of the end of the reporting quarter compared to the volume of the Issuer's assets as of the end of the quarter, prior to the reporting quarter:
RUR 117,333,566 thousand.

The volume of the Issuer's assets as of the end of the quarter, prior to the reporting quarter:
RUR 318,795,146 thousand.
The volume of the Issuer's assets as of the end of the reporting quarter:
RUR 450,171,928 thousand.

Facts entailing increase or decrease in the volume of the Issuer's assets for more than 10% during the fourth quarter of the last year.
No such facts

The volume of the Issuer's assets as of the end of the third quarter of the last year:
RUR 312,062,683 thousand.
The volume of the Issuer's assets as of the end of the fourth quarter of the last year:
RUR 318,795,146 thousand.

48. Facts entailing increase in profit (losses) of the Issuer for more than 20% during the reporting quarter in comparison with the prior quarter.
The date of fact (facts): ***31.03.2002***
Description***: Higher prices and increased sales volume resulted in increase in profit during the first quarter of 2002.***
Absolute change in profit (losses) during the reporting quarter compared to the profit (loss) of the Issuer during the quarter, prior to the reporting quarter:
RUR 2,319,474 thousand.

The value of the Issuer's profit (losses) during the quarter, prior to the reporting quarter:
RUR 6,773,759 thousand.
The value of the Issuer's profit (losses) during the reporting quarter:
RUR 9,093,233 thousand.

Facts entailing increase in profit (losses) of the Issuer for more than 20% during the fourth quarter of the last year in comparison with the third quarter of the last year.
The date of fact (facts): ***31.12.2001***
Description: ***Lower prices and decreased sales volume resulted in decrease in profit during the fourth quarter of 2001.***
Absolute change in profit (losses) during the fourth quarter of the last year compared to the Issuer's profit (loss) during the third quarter of the last year:
- RUR 13,624,990 thousand.

The value of the Issuer's profit (losses) during the third quarter of the last year:
RUR 20,398,749 thousand.
The value of the Issuer's profit (losses) during the fourth quarter of the last year:
RUR 6,773,759 thousand.

49. Information on formation and use of reserve and other special funds of the Issuer.
Unit: RUR thousand

The fourth quarter of 2001:

The title of the fund: Reserve Fund
The amount of the fund as of the end of the fourth quarter of 2001: 6,514,198
Receipt: 0
Use: 0
Purpose of use: no

The title of the fund: Accumulation Fund
The amount of the fund as of the end of the fourth quarter of 2001: 75,934,913
Receipt: 40,913,614
Use: 25,871,806
Purpose of use: commissioning of fixed assets

The title of the fund: Social Sphere Fund
The amount of the fund as of the end of the fourth quarter of 2001: 253,391
Receipt: 0
Use: 0
Purpose of use: no

The title of the fund: Consumption Fund
The amount of the fund as of the end of the fourth quarter of 2001: 0
Receipt: 0

Use: 0
Purpose of use: no

The first quarter of 2002:

The title of the fund: Reserve Fund
The amount of the fund as of the end of the fourth quarter of 2001: 6,514,198
Receipt: 0
Use: 0
Purpose of use: no

The title of the fund: Accumulation Fund
The amount of the fund as of the end of the fourth quarter of 2001: 0
Receipt: 0
Use: 0
Purpose of use: no

The title of the fund: Social Sphere Fund
The amount of the fund as of the end of the fourth quarter of 2001: 0
Receipt: 0
Use: 0
Purpose of use: no

The title of the fund: Consumption Fund
The amount of the fund as of the end of the fourth quarter of 2001: 0
Receipt: 0
Use: 0
Purpose of use: no

50. Transactions of the Issuer during the reporting quarter totaling to 10% and more of the Issuer's assets as of the end of the quarter, prior to the reporting quarter.
No such transactions

51. Information on the use of funds, provided by the Issuer from placement of issuing stocks.
No information on such use of funds in the reporting quarter.

52. Borrowed funds received by the Issuer and its subsidiaries in the reporting quarter.
Information on the volume of borrowed funds received by the Issuer as of the end of the reporting quarter:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
Long-term bank loans	-	-	-	-

incl. those not timely repaid	-	-	-	-
Other long-term borrowings	-	-	-	-
incl. those not timely repaid	-	-	-	-
Short-term bank loans	37,000	20,000	14,000	43,000
incl. those not timely repaid	-	-	-	-
Bank loans for employees	-	-	-	-
incl. those not timely repaid	-	-	-	-
Other short-term borrowings	720,197	3,993,035	270,452	4,442,780
incl. those not timely repaid	-	-	-	-

Borrowers with loans (borrowings) of more than 10% from the volume of borrowed funds as of the end of the reporting quarter.

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
"PO "Kirishinefteorgsintez" Limited	0	2,620,771	0	2,620,771
"Strakhovoye Obshchestvo "Surgutneftegas" Limited	35,515	1,365,127	236,893	1,163,749

Information on the volume of borrowed funds received by the Issuer during the last year:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
Long-term bank loans	7,220	0	7,220	0
incl. those not timely repaid	-	-	-	-
Long-term borrowings	10,881	0	10,881	0
incl. those not timely repaid	-	-	-	-
Short-term bank loans	54,000	25,000	42,000	37,000
incl. those not timely repaid	-	-	-	-
Bank loans for employees	0			0
incl. those not timely repaid	-	-	-	-
Other short-term borrowings	127,929	2,151,452	1,559,184	720,197
incl. those not timely repaid	-	-	-	-

Borrowers with loans (borrowings) of more than 10% from the volume of borrowed funds as of the end of the fourth quarter of 2001.

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
OJSC "NK "Surgutneftegas"	0	413,084	98,960	314,124
NPF "Surgutneftegas"	0	152,868	2,541	150,327
"Central Surgut Depositary" Limited	0	124,490	0	124,490
SF "Sotsialnaya Zashchita"	0	82,117	28	82,089

Information on the volume of borrowed funds received by the Issuer and its subsidiaries during the last year:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
Long-term bank loans	91,072	95,317	89,357	97,032
incl. those not timely repaid	-	-	-	-
incl. by:				
Other long-term borrowings	36,402	-	12,927	23,475
incl. those not timely repaid	-	-	-	-
incl. by:				
Short-term bank loans	192,576	1,046,059	1,121,181	117,454
incl. those not timely repaid	-	-	-	-
incl. by:				
Bank loans for employees	-			-
incl. those not timely repaid	-	-	-	-
incl. by:				
Other short-term borrowings	127,929	2,187,610	1,559,184	756,355
incl. those not timely repaid	-	-	-	-
incl. by:				
OJSC "NK "Surgutneftegas"	-	413,084	98,960	314,124
NPF "Surgutneftegas"	-	152,868	2,541	150,327
"Central Surgut Depositary" Limited	-	124,490	-	124,490

53. Accounts receivable, accounts payable of the Issuer and its subsidiaries for the reporting quarter.

Information on the volume of accounts receivable, accounts payable of the Issuer as of the end of the reporting quarter:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
1) Accounts receivable:				
short-term	14,926,784	45,069,243	44,850,004	15,146,023

incl. outstanding	820	25,251	672	25,399
by more than 3 months	820	25,251	672	25,399
incl. by:				
long-term	25,955	44,337	37,928	32,364
incl. outstanding				
by more than 3 months				
incl. by:				
2) Accounts payable:				
short-term	7,549,401	36,290,272	36,183,351	7,656,322
incl. outstanding	4,034	36,863	3,943	36,954
by more than 3 months	4,034	36,863	3,943	36,954
incl. by:				
long-term	-	-	-	-
incl. outstanding				
by more than 3 months				
incl. by:				
Provisions:				
received	-	-	-	-
incl. from third parties				
incl. by:				
granted	-	-	-	-
incl. to third parties				
incl. by:				
3) Flow of bills				
bills issued	-			-
incl. outstanding				-
incl. by:				
Bills received	21,000	457,000	478,000	-
incl. outstanding				-
incl. by:				

Information on the volume of accounts receivable, accounts payable of the Issuer as of the end of the last year:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
1) Accounts receivable:	10,271,558	228,837,451	224,159,426	14,949,583
short-term	10,246,225	228,755,590	224,078,187	14,923,628
incl. outstanding	2,014	226,895	228,089	820
by more than 3 months	2,014	226,895	228,089	820
long-term	25,333	81,861	81,239	25,955
incl. outstanding				
by more than 3 months				
2) Accounts payable:	9,572,356	190,981,340	193,004,295	7,549,401
short-term	9,572,356	190,981,340	193,004,295	7,549,401
incl. outstanding	34,605	325,779	356,350	4,034
by more than 3 months	34,605	325,779	356,350	4,034
long-term	0	0	0	0
incl. outstanding				
by more than 3 months				
Provisions: received	-	-	-	-
incl. from third parties				
granted	-	-	-	-

incl. to third parties				
Flow of bills (including amount and due date)				
bills issued incl. outstanding	0			0 0
Bills received incl. outstanding	0	2,316,900	2,295,900	21,000 0

Information on the volume of accounts receivable, accounts payable of the Issuer and its subsidiaries as of the end of the last year:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
1) Accounts receivable:				
short-term	12,456,401	274,870,789	270,549,588	16,777,602
incl. outstanding	20,073	828,230	839,772	8,531
by more than 3 months	19,999	254,363	265,862	8,500
incl. by:				
long-term	26,023	83,400	81,691	27,732
incl. outstanding	171	-	171	-
by more than 3 months	171	-	171	-
incl. by:				
2) Accounts payable:				
short-term	12,067,982	230,926,841	233,204,665	9,790,158
incl. outstanding	110,475	365,492	467,656	8,311
by more than 3 months	40,163	365,407	397,265	8,305
incl. by:				
long-term	60,000	-	60,000	-
incl. outstanding				
by more than 3 months				
incl. by:				
Provisions:				
received				
incl. from third parties				
incl. by:				
granted				
incl. to third parties				
incl. by:				
3) Flow of bills				
bills issued	36,027	2,548,851	2,233,527	351,351
incl. outstanding				
incl. by:				
Bills received	1,655	2,397,464	2,371,264	27,855
incl. outstanding				
incl. by:				

54. Financial investments of the Issuer.

Information on financial investments of the Issuer as of the end of the reporting quarter:

Item	The volume of investments as of the end of the

	reporting quarter (thousand RUR)		
	Short-term (up to one year)	Long-term (over one year)	total
Investments in government stocks of the Russian Federation			
Investments in government stocks of the entities of the Russian Federation			
Investments in securities of local authorities			
Investment in securities, shares, pays of the other organizations	-	4,158,083	4,158,083
Investments in bonds and other debentures	-	9,974,421	9,974,421
Other borrowings granted	48,289,902	3,027,932	51,317,834
Investments in subsidiaries of the Issuer	-	40,318,001	40,318,001
Investments in subordinated companies of the Issuer	-	-	-

Financial investments in organizations which have been dissolved under the laws of the Russian Federation			
The title of the organization	The date of liquidation	The body, which has taken a decision on liquidation	The volume of investments (thousand RUR)
Total			-

Financial investments in organizations, which have been declared bankrupts under the laws of the Russian Federation			
The title of the organization	The date of liquidation	The body, which has taken a decision on liquidation	The volume of investments (thousand RUR)
Total			-

The volume of the Issuer's assets as of the end of the reporting quarter (thousand RUR)	450,171,928

Organizations, financial investments in which total 10% and more of the Issuer's assets as of the end of the reporting quarter		
The title of the organization	The volume of investments (thousand RUR)	Share in assets
Total		0

Information on financial investments of the Issuer as of the end of the last year:

Item	The volume of investments as of the end of the reporting quarter (thousand RUR)		
	Short-term (up to one year)	Long-term (over one year)	total
Investments in government stocks of the Russian Federation			
Investments in government stocks of the entities of the Russian Federation			
Investments in securities of local authorities			
Investment in securities, shares, pays of the other organizations	-	4,843,183	4,843,183
Investments in bonds and other debentures	-	9,974,421	9,974,421

Other borrowings granted	111,038,072	7,806,446	118,844,518
Investments in subsidiaries of the Issuer	-	40,314,340	40,314,340
Investments in subordinated companies of the Issuer	-	-	-

Financial investments in organizations which have been dissolved under the laws of the Russian Federation			
The title of the organization	**The date of liquidation**	**The body, which has taken a decision on liquidation**	**The volume of investments (thousand RUR)**
Total			-

Financial investments in organizations, which have been declared bankrupts under the laws of the Russian Federation			
The title of the organization	**The date of liquidation**	**The body, which has taken a decision on liquidation**	**The volume of investments (thousand RUR)**
Total			-

The volume of the Issuer's assets as of the end of the last year (thousand RUR)	318795146

Organizations, financial investments in which total 10% and more of the Issuer's assets as of the end of the last year		
The title of the organization	**The volume of investments (thousand RUR)**	**Share in assets**
OJSC "NK "Surgutneftegas"	34,004,837	10.7%
Total	34,004,837	10.7%

Information on financial investments of the Issuer and its subsidiaries as of the end of the last year:

Item	**The volume of investments as of the end of the reporting quarter (thousand RUR)**		
	Short-term (up to one year)	**Long-term (over one year)**	**total**
Investments in government stocks of the Russian Federation			
Investments in government stocks of the entities of the Russian Federation			
Investments in securities of local authorities			
Investment in securities, shares, pays of the other organizations		21,481,588	21,481,588
Investments in bonds and other debentures	2,640	9,974,421	9,977,061
Other borrowings granted	112,504,140	7,807,179	120,311,319
Investments in subsidiaries of the Issuer		40,394,270	40,394,270
Investments in subordinated companies of the Issuer			

Financial investments in organizations which have been dissolved under the laws of the Russian Federation			
The title of the organization	**The date of liquidation**	**The body, which has taken a decision on liquidation**	**The volume of investments (thousand RUR)**
Total			-

Financial investments in organizations, which have been declared bankrupts under the laws of the Russian Federation			
The title of the organization	The date of liquidation	The body, which has taken a decision on liquidation	The volume of investments (thousand RUR)
Total			-

55. Other material information on financial and economic activities of the Issuer.

Due to the fact that the information on the volume of borrowed funds, accounts receivable, accounts payable and financial investments of the Issuer was not presented in the fourth quarter of 2001, this information is included in the present report (in its electronic version in Appendix).

C. The data on the Issuer's securities

56. Information on the Issuer's shares.
The ordinal number of the issue: ***1***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***
The amount of shares of the issue: ***14,773,595***
The total volume of the issue: ***14,773,595***

Information on the government registration of the issue:
The date of registration: ***12.05.1993***
The registration number: ***87-1p-416***
The body that conducted the registration: ***Financial bodies***

The placement method: according to a privatization plan
The period of placement: ***from 12.05.1993 to 19.04.1994***

The present state of the issue: ***all securities of the issue are retired (cancelled)***
The quantity of actually placed securities according to the registered report on results of the issue: ***59,094,380***

Information on the government registration of the report on the results of the issue:
The date of registration: ***18.07.1994***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
not traded

The additional material information on securities of the issue:

no such information

The ordinal number of the issue: ***1***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***4,924,532***
The total volume of the issue: ***4,924,532***

Information on the government registration of the issue:
The date of registration: ***12.05.1993***
The registration number: ***87-1p-416***
The body that conducted the registration: ***Financial bodies***

The placement method: ***according to a privatization plan***
The period of placement: ***from 12.05.1993 to 19.04.1994***

The present state of the issue***: all securities of the issue are retired (cancelled)***
The quantity of actually placed securities according to the registered report on results of the issue: ***19,698,128***

Information on the government registration of the report on the results of the issue:
The date of registration: ***18.07.1994***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
not traded

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***2***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The quantity of securities of the issue: ***3,848,533,277***
The total volume of the issue: ***3,848,533,277***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***placement among shareholders***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on the results of the issue: ***3,841,134,700***

Information on the government registration of the report on the results of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
The referred above value of the total volume of the issue is the product of the quantity of securities of the issue and a par value of one share of the issue. In fact the volume of the issue totaled 3,833,759,682 rubles.

The ordinal number of the issue: **2**

The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***1,282,844,512***
The total volume of the issue: ***1,282,844,512***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***placement among shareholders***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***1,280,378,320***

Information on the government registration of the report on the results of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
The referred above value of total volume of the issue is the product of the quantity of securities of the issue and a par value of one share of the issue. In fact the volume of the issue totaled 1,277,919,980 rubles.

The ordinal number of the issue: ***3***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***282,064,241***
The total volume of the issue: ***282,064,241***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***public subscription***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***282,064,241***

Information on the government registration of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***3***
The category: ***preferred***
The type of shares:

The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The quantity of securities of the issue: ***60,000,000***
The total volume of the issue: ***60,000,000***

Information on the government registration of the issue:
The date of registration: ***5.04.1996***
The registration number: ***MF 67-1-01184***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 6.04.1996 to 10.04.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***60,000,000***

Information on the government registration of the report on the issue:
The date of registration: ***17.05.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***4***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The quantity of securities of the issue: ***500,000,000***
The total volume of the issue: ***500,000,000***

Information on the government registration of the issue:
The date of registration: ***30.09.1996***
The registration number: ***MF 67-1-01430***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 1.10.1996 to 11.10.1996***

The present state of the issue: ***placement is over***

The quantity of actually placed securities according to the registered report on the results of the issue: ***500,000,000***

Information on the government registration of the issue:
The date of registration: ***17.10.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***4***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The quantity of shares of this issue: ***34,021,327***
The total volume of the issue: ***34,021,327***

Information on the government registration of the issue:
The date of registration: ***30.09.1996***
The registration number: ***MF 67-1-01431***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 1.10.1996 to 11.10.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***34,021,327***

Information on the government registration of the issue:
The date of registration: ***17.10.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:

no such information

The ordinal number of the issue: ***5***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***18,492,795,764***
The total volume of the issue: ***18,492,795,764***

Information on the government registration of the issue:
The date of registration: ***25.08.1997***
The registration number: ***1-05-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***placement among shareholders***
The period of placement: ***from 19.09.1997 to 19.09.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***18,492,795,764***

Information on the government registration of the report on the results of the issue:
The date of registration: ***23.09.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***5***
The category: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***5,497,598,588***
The total volume of the issue: ***5,497,598,588***

Information on the government registration of the issue:
The date of registration: ***25.08.1997***

The registration number: ***2-05-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***placement among shareholders***
The period of placement: ***from 19.09.1997 to 19.09.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***5,497,598,588***

Information on the government registration of the report on the results of the issue:
The date of registration: ***23.09.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***6***
The category: ***preferred***
The type of shares:
The form of shares: registered non-documentary
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***830,000,000***
The total volume of the issue: ***830,000,000***

Information on the government registration of the issue:
The date of registration: ***24.10.1997***
The registration number: ***2-06-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***private subscription***
The period of placement: ***from 13.11.1997 to 13.11.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***830,000,000***

Information on the government registration of the report on the results of the issue:

The date of registration: ***25.11.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***6***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***610,000,000***
The total volume of the issue: ***610,000,000***

Information on the government registration of the issue:
The date of registration: ***22.12.1997***
The registration number: ***1-06-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***
The placement method: ***public subscription***
The period of placement: ***from 10.02.1998 to 19.05.1998***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***610,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***30.06.1998***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: *7*
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***12,000,000,000***
The total volume of the issue: ***12,000,000,000***

Information on the government registration of the issue:
The date of registration: ***18.04.2000***
The registration number: ***1-07-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***public subscription***
The period of placement: ***from 10.05.2000 to 11.05.2000***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***12,000,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***26.06.2000***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

57. Information on the Issuer's bonds.
no bond issues

D. Additional data on the Issuer's securities

58, 59, 60. Rights of owners of the Issuer's shares. Dividends on the Issue's shares.
58.1
The category of shares: ***ordinary***
The form of shares: ***registered non-documentary***
The complete title of the category/type of the shares: ***ordinary registered non - documentary shares***
The rights of an owner of shares of this category (type):

An ordinary share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:

- ***one vote when addressing issues put to the vote at the General Shareholders' Meeting excluding elections of members to the Company's Board of Directors (Elections of members to the Company's Board of Directors are held through cumulative voting. When holding cumulative voting, the quantity of votes equal to total quantity of members of the Company's Board of Directors falls on each voting share of the Company. A shareholder has the right to cast all the votes carried by his/her share for one candidate or allocate them among several candidates to the Company's Board of Directors);***
- ***receive dividend out of the Company's net profit after preferred dividends have been paid;***
- ***a share of the Company's property if the Company is closed down (after settlements with creditors and preferred owners have been made);***
- ***demand that the Company buy out shares belonging to him/her in case:***
  the Company is being restructured or a major transaction is being conducted, resolution about which is adopted by the general shareholders' meeting, in compliance with i.i.6.3.16 Article 6 of the Company's Charter, if he/she voted against adopting this resolution or conducting the transaction or didn't vote on such issues;
  introduction of amendments and additions to the Company's Charter in a new wording restricting their rights if he voted against adopting the corresponding resolution or didn't participate in voting;
- ***participate in the general shareholders' meeting both in person and by proxy that can be acted by, including, other shareholders of the Company as well as its officials;***
- ***purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".***

In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money shareholders-owners of voting shares of the Company have the pre-emptive rights over these securities in a quantity proportional to the quantity of the Company's voting shares belonging to them.

A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights through a common proxy selected by them.

Dividends on shares of this category (type):
Period: ***1999***
Size of dividends calculated per share (RUR): ***0.02***
Total amount of dividends calculated per share of this category (type) (RUR): ***714,519,894.1***
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2000***
Size of dividends calculated per share (RUR): **0.041**
Total amount of dividends calculated per share of this category (type) (RUR): **1,464,765,788.7**
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2001***
Size of dividends calculated per share (RUR): **0.033**
Total amount of dividends calculated per share of this category (type) (RUR): **1,178,957,825.2**
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2002, the first quarter***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Calculated dividends for shares of this category (type) with the payment period not due yet: ***1,178,957,825.2***

58.2

The category of shares: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
The complete title of the category/type of the shares: ***preferred registered non - documentary shares***
The rights of an owner of shares of this category (type):
A preferred share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:
- receive annual fixed dividend. Total amount paid as a dividend on each preferred share is fixed at the rate of 10% of the Company's net profit on the basis of the last financial year results divided into the number of shares, which are 25% of the Company's charter capital. If at that the dividend amount paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share then the dividend rate paid on the latter must be increased up to the dividend rate paid on ordinary shares. The Company is not entitled to paying out the preferred dividends differently from the order provided by the Company's Charter;
- vote at the shareholders' meeting when adopting resolutions on issues regarding the Company's reorganization and liquidation, introduction of amendments and additions to the Company's Charter affecting the rights and interests of preferred shareholders;
- allotment of the Company's property upon the Company's liquidation;
- participate in the general meeting of shareholders with the vote on all the issues within its competence from the meeting following the annual general meeting of shareholders during which the resolution to pay the dividends for the preferred shares of this type has not been adopted. The preferred shareholders' right to participate in the general meeting of shareholders

becomes invalid from the moment of the first full dividend payment for the shares mentioned;
- claim on the Company to buy back its shares in the cases of:
the Company's reorganization or the conclusion of a large-scale transaction the resolution on which is adopted by the general meeting of shareholders according to Items 6.3.16 Section 6 of the Company's Charter if he/she voted against this resolution or the mentioned transaction conclusion, or if he didn't participate in voting on these issues;
introduction of amendments and additions to the Company's Charter in a new wording restricting their rights if he voted against the corresponding resolution or didn't participate in voting;
- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".

A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights through a common proxy selected by them.

Dividends on shares of this category (type):
Period: ***1999***
Size of dividends calculated per share (RUR): ***0.086***
Total amount of dividends calculated per share of this category (type) (RUR): ***662,371,849.09***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2000***
Size of dividends calculated per share (RUR): ***0.18***
Total amount of dividends calculated per share of this category (type) (RUR): ***1,386,359,682.3***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2001***
Size of dividends calculated per share (RUR): ***0.1***
Total amount of dividends calculated per share of this category (type) (RUR): ***770,199,823.5***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2002, the first quarter***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Calculated dividends for shares of this category (type) with the payment period not due yet: ***770,199,823.5***

61. Restrictions on securities circulation.

See Items 56 and 57

62. Other important information on the Issuer's securities.

Total calculated dividend amount is RUR 1,376,891,743.19 for 1999, RUR 2,851,125,471.04 for 2000, RUR 1,949,157,648.77 for 2001. Total amount of dividends actually paid on the Issuer's shares is RUR 1,184,238,544.73 for 1999, RUR 1,365,226,580.67 for 2000. Dividends for 2001 are to be paid from June 3, 2002 till June 2, 2003.

Market information on the Issuer's shares.

The Issuer's ordinary and preferred shares are traded at CJSC "Saint Petersburg Currency Exchange" (shares of all issues), CJSC "Moscow Inter-bank Currency Exchange" (shares of issues 1-05-00155-A, 2-05-00155-A), Non-profit partnership "Moscow Stock Exchange" (shares of issues 1-05-00155-A, 2-05-00155-A), Non-profit partnership "Saint Petersburg Stock Exchange" (shares of issues 87-1-664, MF 67-1-01184, 1-05-00155-A, 2-05-00155-A) and at the OTC market including Russian Trading System (shares of all issues).

Information on American Depository Receipt program on the Issuer's shares.

American Depository Receipts issued for OJSC "Surgutneftegas" ordinary shares are traded at: "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at: "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board".

Information on ADR program on ordinary registered shares of the Company

Program starting date – December 30, 1996. Program participants: OJSC "Surgutneftegas", the Issuer; Bank of New York, the depository; Owners and beneficiary parties. Program conditions sine qua non: Program type – sponsored, 1st level. The number of ordinary registered shares of the Company represented by one American Depository Receipt is 50.

Information on ADR program on preferred registered shares of the Company

Program starting date – March 1998. Program participants: OJSC "Surgutneftegas", the Issuer; Bank of New York, the depository; Owners and beneficiary parties. Program conditions sine qua non: Program type – sponsored, 1st level. The number of preferred registered shares of the Company represented by one American Depository Receipt is 100.

APPENDIX

Financial statements for 1999

Chapter 1.

INTRODUCTION.

The aim of the Regulations "Accounting Policy of OJSC "Surgutneftegas" for 1999" is to ensure the unity of accounting principles in OJSC "Surgutneftegas" as a whole and in its structural units as well as to guarantee reliability of all accounts including operational, accounting, tax and statistical reports.

The present Regulations set out all key aspects of the accounting policy: aspects of organization, structure, standards, methods, and technique. Taking into account more stringent requirements for quality and reliability of business tax accounts and the on-going separation of tax and business accounting, the Regulations contain tax accounting organization principles.

The Regulations have been drawn up in compliance with the requirements of the accounting, financial and tax law of the Russian Federation on the basis of the following normative documents:

Federal Law No. 129-FZ "On Accounting" of November 21, 1996 (in wording of Federal Law No. 123-FZ of July 23, 1998);

Accounting and Reporting Regulations in the Russian Federation approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998;

Business Account Card and Instructions for Its Use approved by Order No. 56 of the Ministry of Finance of the USSR of November 1, 1991, as amended by Order No. 173 of the Ministry of Finance of the Russian Federation of December 28, 1994 and Order No. 81 of the Ministry of Finance of the Russian Federation of July 28, 1995;

Accounting Regulations "Accounting Policy of an Enterprise" PBU 1/98 approved by Order No. 60n of the Ministry of Finance of the Russian Federation of December 9, 1998;

Accounting Regulations "Reporting of an Enterprise" PBU 4/96 approved by Order No. 10 of the Ministry of Finance of the Russian Federation of February 8, 1996;

Accounting Regulations "Inventory Accounting" PBU 5/98 approved by Order No. 25n of the Ministry of Finance of the Russian Federation of June 15, 1998;

Accounting Regulations "Fixed Assets Accounting" PBU 6/97 approved by Order No. 65n of the Ministry of Finance of the Russian Federation of September 3, 1997;

Instructions for Fixed Assets Accounting approved by Order No. 33n of the Ministry of the Russian Federation of July 20, 1998;

Accounting Regulations "Events after Reporting Date" PBU 7/98 approved by Order No. 56n of the Ministry of the Russian Federation of November 25, 1998;

Accounting Regulations "Conventional Facts of Economic Activity" PBU 8/98 approved by Order No.57n of the Ministry of Finance of the Russian Federation of November 25, 1998;

Order No. 97 of the Ministry of the Russian Federation "On Annual Reporting of Enterprises" of November 12, 1996 approving standard forms of accounting reports and the instructions on its filing, as amended and added;

Regulations on expenses for production and sales of products (work, services) included in the cost of products (work, services) and on the order of forming financial results for taxation of profit, No. 552 of August 5, 1992, as amended and added;

Enactment No. 1072 of the Council of Ministers of the USSR "On Standard Depreciation Charges for Complete Restoration of Fixed Assets of National Economy of the USSR" of October 22, 1990;

Instructions for Inventory of Property and Financial Obligations approved by Order No. 49 of the Ministry of Finance of the Russian Federation of June 13, 1995;

as well as other normative documents adopted in compliance with the current legislation.

The order of enforcement of normative acts and cooperation of structural units are set forth in Regulations "On the Order of Presentation in Records of Mutual Settlements and Business Transactions by Structural Units of OJSC "Surgutneftegas" Using the Common Settlement Account and by Structural Units of OJSC Having Settlement Accounts" (Appendix 1); in accounting standards in structural units, which are an integral part of the accounting policy (the list of standards is given in Appendix 9), The Order of oil and gas production cost accounting and calculation of actual product cost in oil and gas production divisions of OJSC "Surgutneftegas" per oil fields approved by Order No. 1246 of December 15, 1998; in The Order of Presentation in Records and Accounting Reports of Transactions Related to the Enforcement of Law "On Stimulation of Advanced Commissioning of Oil Fields on the Territory of Khanty-Mansiysky Autonomous Okrug" (Appendix 8); in The Order of Recording in Invoice Accounting Books When Paying Value-Added Taxes in OJSC "Surgutneftegas" approved by Order No. 1301 of December 30, 1996, as amended and added.

Accounting methods chosen by the Company when shaping the current accounting policy are applied as of the date approved by the corresponding order in OJSC "Surgutneftegas" and are binding for application by all structural units of OJSC "Surgutneftegas", without any exception, including those structural units, which have settlement accounts.

The accounting policy are added or amended if:

the Company is reorganized (in cases of a merger, a split-off, or an affiliation),

the owners are changed,

the laws of the Russian Federation or the system of normative regulation of accounting of the Russian Federation are amended,

new accounting methods are worked out.

Chapter II.

ORGANIZATIONAL STRUCTURE OF OJSC "SURGUTNEFTEGAS"

OJSC "Surgutneftegas" is a legal entity that carries on independent accounting and consists of structural units.

Structural units are non-separated units of OJSC "Surgutneftegas", which do not form legal entities and are a constituent part of the Company. To organize and maintain intra-company records and accounts, they have separate balances. Separate balances are drawn up by structural units without any system of indicators that show the financial performance of the unit for such indicators are the prerogative of a legal entity.

Construction structural units are the units that make capital investments in construction and well drilling (Appendix 2).

Structural units of the non-production sphere are the units of social, cultural, sports, recreational, and educational spheres (Appendix 2). These units are financed mainly from the sources of OJSC "Surgutneftegas".

Management personnel of OJSC "Surgutneftegas" carries out the general management of the Company's operations. It includes the complex of administrative and management services that fulfill the centralized functions of providing the Company's financial and economic activity. Management personnel draws up consolidated financial statements that show the property status and the financial position of OJSC "Surgutneftegas" as of a certain reporting date and shall be presented in the established order for internal and external public use.

The Company's organizational structure is characterized by a number of non-separated structural units, which use both the common settlement account and their own settlement accounts in banks, and that influences the choice of the accounting policy.

Structural units act for and on behalf of OJSC "Surgutneftegas" within the responsibility of OJSC "Surgutneftegas" and possess settled property belonging to OJSC "Surgutneftegas". Heads of structural units are appointed by Director General of OJSC "Surgutneftegas" and act on the basis of powers of attorney granted to them, and the regulations on a structural unit having settlement accounts. Heads of structural units that have settlement accounts are entrusted with transferring taxes and charges related to their scope of activity.

Chapter III.

PRIORITY TASKS OF BUSINESS ACCOUNTING OF OJSC "SURGUTNEFTEGAS"

The priority tasks of business accounting of OJSC 'Surgutneftegas" should include the following:

to form complete and reliable information on the Company's activity and its property status, which is necessary for external and internal users of accounting reports;

to use material, labor and financial resources in compliance with the approved norms and estimates;

to prevent negative results of economic activity and to find internal reserves to maintain financial stability;
to regulate the mechanism of transfer of expenses, work, services and inventory holdings from one structural unit to another;
to ensure higher efficiency of accounting information on revenues and expenses of the OJSC "Surgutneftegas" in the context of different kinds of activity and structural units;
to centralize business and tax accounting of financial results of the Company.
To carry out these tasks, the following rules are established:
on behalf of the Company management personnel effects and records the sale to third parties of main kinds of products (oil and gas) as well as all the other kinds of products (work, services), property;
the Company's headquarters defines the cost of gross and tank oil and gas produced by OJSC "Surgutneftegas"; the cost is then distributed among the kinds of produced products according to the order established in Appendix to Order No. 1246 of OJSC "Surgutneftegas" of December 15, 1998 "The Order of oil and gas production cost accounting and calculation of actual product cost in oil and gas production divisions of OJSC "Surgutneftegas" per oil fields"
financial results of the Company's activity are also formed in the centralized order: from sale of products (work, services), from sale of other assets to third parties, from non-sales transactions;
some structural units of the Company use work, services and inventories of the other structural units of the Company, which is considered to be intraproductive turnover. Inventories are transferred at average cost, in some cases target accounting transfer prices (tariffs) are applied, performed work and rendered services are transferred at target accounting prices and deviations;
settlement between structural units related to intraproductive turnover are effected via the calculation center, using 79-2 Account "Internal Settlements";
Intraproductive turnovers (between structural units engaged in main activities, construction structural units, non-production units with settlement accounts and without them) are not included into the independent balance of OJSC "Surgutneftegas";
the system of the Company's accounting records is uniform for all units.

Chapter IV.

ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

Section 1. Fixed Assets Accounting:

1.1 Fixed assets include the part of the property, which is used as means of labor with useful life of more than 12 months. Means of labor listed in the All-Russia classifier of fixed assets approved by Enactment No. 359 of the State Committee of the Russian Federation on Standardization, Metrology and Certification of December 26, 1994, are included in fixed assets regardless of their cost. Bedding of hotels, preventoriums, recreation and holiday centers

are included in fixed assets. Analytical accounting of fixed assets is maintained according to the sources of finance.

1.2 Initial cost of fixed assets acquired for money (including used fixed assets) is considered to be the sum of actual costs of acquisition, construction and manufacturing, excluding VAT and other reimbursable taxes and charges, except for cases when their inclusion in fixed assets' cost is provided for by law. Since January 1, 1999, fixed assets accounting is done in figures rounded off up to rubles. When the cost is written off from Account 08 "Capital investments" to Account 01 "Fixed assets" the round-off difference is to be put to Account 80 "Profit and loss"

1.3 Fixed assets received under deeds of a gift or in any other way on a gratis basis are recorded at their market value. Information on their market value is to be received in written form (from mass media, expert appraisal, information from manufacturers or Goskomstat (State Statistics Committee)). Charges for delivery of the above-stated fixed assets are considered as capital costs and attributed by receiving organizations to an increase in initial cost of fixed assets.

1.4 Initial cost of fixed assets acquired in exchange for other property, other than cash funds, is considered to be the cost of the exchanged property that was included in the balance sheet. Charges for delivery of the property are attributed to an increase in initial cost of fixed assets.

1.5 Initial cost of fixed assets contributed as charter capital installments is considered to be their money value agreed upon by the Company's constitutors and recorded in the minutes of the general meeting. This property is delivered at the expense of OJSC "Surgutneftegas".

1.6 Fixed assets received under lease contracts are included in the off-balance account 001 "Leasehold fixed assets" (except for assets received under finance lease contracts, property is passed to a lessee when received) in the amount indicated in lease contracts.

1.7 Costs related to purchase of publications (books, booklets, magazines, etc.), which are to be used when producing goods, performing work and rendering services, for organization management, are shown as a part of administrative expenses. However, it is necessary to record the books given to the Company's employees and to check the condition of the goods purchased.

Structural units that have library stock place publications to the debit of account 01 "Fixed assets" in correspondence with the credit of account 87 "Additional capital".

1.8 Initial cost of fixed assets remains invariable except for the following cases:

revaluation (as of January 1 of the reporting year) of fixed assets according to the indexes published by Goskomstat of the Russian Federation on the basis of resolutions of the Government of the Russian Federation, or by direct recalculation at documented market prices;

completion;

reconstruction;

installation of auxiliary equipment;

partial liquidation.

The results of increase (decrease) in the cost of production and non-production activities due to revaluation are shown in the debit (credit) of account 01 "Fixed assets" in correspondence with the credit (debit) of account 87 "Additional capital".

1.9 Initial cost of fixed assets is redeemed through depreciation under the straight-line method in conformity with depreciation rates for full recovery provided for by the current legislation, approved by Enactment No. 1072 of the of the Council of Ministers of the USSR of October 22, 1990, starting with the first date of the month following the month when the asset was accepted for accounting; depreciation is calculated till the cost of the asset is redeemed in full, or till this asset is withdrawn from accounting. Initial cost of non-production fixed assets is redeemed through depreciation at the expense of OJSC "Surgutneftegas".

1.10 Depreciation is not charged as per the following fixed assets:

Items in the warehouses of the Central Pipe Control Shop and the Plant for Equipment Completion, Production and Technical Services that were purchased to provide structural units; fixed assets in structural units designed for installation in facilities under construction;

Facilities, which have not been commissioned but are under capital construction or are parts thereof and which actually are not used by those structural units to which they will be handed over;

Lands and natural objects owned by OJCS "Surgutneftegas" by right of property;

Livestock, buffalos, oxen and deer;

Perennial plants that cannot be used yet;

Books, booklets and publications;

Items related to film stock and stage production means;

Items received under deeds of a gift or on a gratis basis in the course of privatization that were put into operation after January 1, 1998;

Facilities acquired (built) at the expense of budget allocation (in the amount of the funds received) (since January 1, 1998);

Housing stock items;

external accomplishment objects and other similar objects of forestry and road services;

specialized navigation facilities (since January 1, 1998 – 33n);

mobilization capacities unless otherwise provided for by the law of the Russian Federation (since January 1, 1998 – 33n);facilities under reconstruction and modernization according to the directions of Director General of OJSC "Surgutneftegas";

fixed assets (including wells), which have been frozen for more than three months according to the directions of Director General of OJSC "Surgutneftegas";

during the recovery of fixed assets that lasts longer than 12 months, if OJSC "Surgutneftegas" adopted a resolution on their recovery after January 1, 1998.

1.11 Depreciation is charged at the end of the year on the off-balance account 014 "Housing stock depreciation" as to housing stock and on account 015

"Depreciation of external accomplishment objects and other similar objects" as to external accomplishment objects.

1.12 As to housing stock, which is used to derive an income and reported at the account of profitable investments in property (account 03), depreciation is charged in the generally established order.

1.13 Fixed assets that have become worthless due to full or partial depreciation are written off by structural units in the order established by OJSC "Surgutneftegas".

1.14 Profit, expenses and losses due to writing-off of fixed assets from the balance sheet are reported in the accounts in that reporting period to which they relate. Profit, expenses and losses from writing-off (handing over) of assets are shown in the Company's financials (account 80). Amounts resulting from additional evaluation of fixed assets are written off to additional capital (account 87).

1.15 Expenses for all kinds of repairs (current, medium and complete) are put to the cost per corresponding expenses of the current reporting period when they appear.

1.16 Transfer of fixed assets from one structural unit to another is considered to be internal transfer and requires a delivery and acceptance act of Form OS-1 (a waybill). At the end of the year a verification act on fixed asset internal transfer is made out to Form 11 (Appendix 6).

Section 2. Intangible Assets Accounting:

2.1 Intangible assets include income-generating rights arising from copyright and other agreements for products of scientific research, works of literature, art and objects covered by associated rights, software, databases; patents for inventions, production samples; certificates for usable models, trademarks and service marks or licence agreements for the use thereof; from the "know-how" rights and etc. Intangible assets may include organization expenses and business reputation of OJSC "Surgutneftegas". The useful life of intangible assets shall exceed 12 months.

2.2 Intangible assets are included in the accounting in cost terms, so are fixed assets.

Analytical accounting of intangible assets is effected on a source of finance basis.

2.3 The cost of objects of intangible assets is written off with the application of straight-line method of amortization grounded on standards calculated on a useful life basis of thereof. Amortization rate of intangible assets with a useful life being impossible to establish is deemed 10 years.

2.4 Depreciation of apartments is written off annually at the off-balance account 014 "Depreciation of housing stock".

2.5 Intangible assets are not amortized: - - if they were received as a result of a deed of a gift and during privatization free of charge, if they were acquired with budget of authorizations (commensurate with these funds) which were included into accounting from 01.01.99 (34n);

- *if they were received on the basis of trademark and service mark certificates (97);*
- *if they were received on the basis of organization expenses acknowledged as founders' investments into charter capital that complies with the constituent documents (97).*

Section 3. Inventory Accounting:

3.1. Inventories are recorded based on their actual cost. Inventories acquisition and storing is to be accounted for without using account 15 "Materials acquisition and storing" and account 16 "Material cost variance". Structural units working in System R/2, 3 use account 15 "Materials acquisition and storing" as a transit account.

3.2. Actual cost of inventories purchased in foreign currency as a part of import is determined in rubles based on Central Bank of RF exchange rate on the date when title for purchased inventories is transferred. Cost of inventories also includes documented custom expenses, duties and fees, delivery, loading and storage expenses, etc. VAT paid to customs authorities for inventories purchase is charged to standard budget payments, except when law directly requires the VAT to be included in the cost of inventories.

3.3. In-house made finished goods (except crude oil and oil products) is debited based on standard (target) production cost.

3.4. Inventories excluding equipment for installation and nondurable producer goods with price decreased within the year or inventories that became obsolete or partially lost their initial quality are reported in the balance sheet at the end of the reporting year at the potential sale price provided it is lower than initial manufacture (acquisition) cost with difference allocated to financial results.

3.5. Paid inventories without title being transferred under concluded agreement are reported in debit of account in accounts record. Paid inventories with transferred title are accepted for reporting to the debit of account in record of inventories (10, 12, 07...) control account "Inventories in transit".

3.6. Inventories are written off to production and are transferred between structural units at average production cost.

3.7. Property including fixed assets, intangible assets and inventories, is transferred to third parties on a gratis basis through headquarters of OJSC "Surgutneftegas".

3.8. Nondurable producer goods include items with useful life less than one year regardless of their cost and means of labor with cost less than the amount fixed by law of Russian Federation (100 minimum wages), irrespective of service life.

Analytical accounting of nondurable producer goods is based on the sources of their finance.

3.9. Structural units including construction structural units (except for those listed in item 1.1) account bedding as a part of nondurable producer goods irrespective of their cost. Their service life as that of bedding which are included in fixed assets are determined according to "Unified Depreciation Rates for Complete Renewal of National Economy Fixed Assets" No.1072 as of October 22, 1990.

3.10. Cost of nondurable producer goods not exceeding one-twentieth of fixed limit per item are written off the balance as soon as they are handed over for operation. In this connection, for these items to be safe while exploited, a quantitative records management of their turnover is to be arranged.

3.11. Depreciation of overalls, specialized footwear distributed to the staff, temporary (nontitle) constructions that were commissioned after January 1, 1999 is accrued using straight-line method and at rates estimated based on service life.

The cost of special purpose tools, accessories and integral implements (excluding custom designs or those used in mass production) is redeemed through depreciation charge by writing-off in proportion to the volume of goods (work, services).

Steel and aluminium drilling pipes included in nondurable producer goods are depreciated in proportion to the number of meters drilled in the corresponding intervals of well depths at rates for well construction in estimates.

Nondurable producer goods received under deeds of a gift and on a gratis basis during the privatization process, acquired using budget allocation and other similar funds (in the amount of these funds) are not depreciated if they were commissioned after January 1, 1999 (34n).

Nondurable producer goods not mentioned above transfer their cost to produced goods by percentage method depreciation at the rate of 100% of initial cost when these goods are commissioned or handed over for production.

3.12. Used nondurable producer goods are handed over between structural units together with accrued depreciation.

3.13. Special soap and gauntlets are distributed to staff of a workshop, a section, or a crew, based on the number of man-days performed within a month (Appendix 3) according to the standards.

Section 4. Securities Accounting:

Securities are recorded pursuant to the law in force. Securities of other issuers are recorded in the sum of actual acquisition cost. Analytical accounting is based on types of securities. In case issuers' securities are disposed (sold, exchanged, etc.) the write-off is based on cost of every single share. Losses from sale of outstanding securities at the price exceeding the fixed price fluctuations limits shall be charged to reduction of income from sales of corresponding securities. Losses from operations with non-marketable and non-outstanding securities shall be charged to reduction of income from sales of this type of securities.

Section 5. Formation and Use of Reserves and Funds:

5.1 For the future expenses and payments to be evenly included in the cost of produced goods (works, services) the reserves on account credit 89 "Reserves for future expenses and payments" are to be formed as follows:
the reserve for future vacation allowances is accrued monthly based on a standard practice taking into account standard medical insurance contributions and contributions for Social Insurance Fund of RF, Pension Fund of RF and State Employment Fund of RF. This reserve at the end of the reporting year is subject to compulsory inventory based on the number of unused vacation days, average daily amount of wage payments (using fixed methods of average wage calculation for charging vacation allowance) and obligatory contributions to the above-mentioned funds. Discrepancies discovered in reserve accruing are to be corrected from production cost. In case an employee moves from one structural unit to another, final payment is not effected, and the accrued reserve as to unused days of his/her vacation is to be transferred with a letter of advice through settlement center.
Construction structural units form monthly reserves for erecting temporary (title) structures, provided that funds are included in the estimate for facilities construction. Allocation estimated on the bases of the provisional cost for erecting such constructions is effected by including it into overhead expenses. Funds in reserve are accounted with the view of facilities intended for construction. To determine if the reserve for every project is allocated correctly and on reasonable grounds an inventory is to be performed at the year end. In case the formed reserve lacks funds it is additionally allocated from the production cost of construction-and-assembling operations. In case the project reserve is overallocated the excess allocation entry is reversed;
for bonus payments by the year end results;
insurance fund.
5.2 The reserve on bad debts is accrued to the debit of account 82 "Estimating Reserves" in correspondence with account 80 "Profit and losses".

Section 6. Formation of Cost:

OJSC "Surgutneftegas" headquarters determine the cost of gross and tank oil and gas. Methods stipulated in Appendix 7 are used to allocate charges between oil and gas production cost.
Costs across oil fields are accounted in accordance with developed "Order of expenses accounting in oil and gas production and production price estimating in OJSC "Surgutneftegas" oil producing units" based on OJSC "Surgutneftegas" Order No 1246 as of December 15, 1998.
As a part of incentive taxation separate accounting of expenses across oil fields is performed pursuant to the "Order of operations reporting relevant to the Law "On promoting accelerated commissioning of oil fields in Khanty-Mansiysky Autonomous Okrug" (Appendix 8).

Pursuant to the current law OJSC "Surgutneftegas" headquarters perform separate accounting of export expenses as provided by instructions on separate accounting of expenses and calculation of VAT for the remainder of unpaid oil shipped for export (Appendix 4).

6.2. Expenses incurred within the current month but related to the future periods are reported in the account 31 "Deferred expenses" and included in the cost of the goods (work, services) of the reporting period they belong to (seasonal work and services, rental rates, fee for subscriber services, subscription payment for normative and technical periodicals, etc.).

6.3. Expenses for maintaining the production process including supply of raw materials, fuel, tools and equipment, materials, other means and subjects of labor (expenses of the Central Pipe Control Shop, the Plant for Equipment Completion, Production and Technical Services) are distributed monthly among structural units in proportion to the valuables supplied within the reporting month. No later than on the 10th day of the month following the reporting month the Central Pipe Control Shop, the Plant for Equipment Completion, Production and Technical Services transfer collected and distributed costs for production to structural units via settlement center. Structural units engaged in the core activities and units of non-production sphere include these expenses in general production expenses. Construction structural units include these expenses in transportation and procurement expenses in construction.

6.4 In case actual costs vary from estimated prices related to the turnover of the structural units engaged in the ordinary activities the variance is transferred to OJSC "Surgutneftegas" headquarters to be charged to oil and gas production cost. Variance related to the turnover of construction structural units and those of non-production sphere is transferred directly to the structural units that received the works.

6.5. Production cost includes incentive bonuses paid under system provisions approved by OJSC "Surgutneftegas".

6.6. The structural units applying integrated R/2, 3 systems to form and distribute the cost of produced goods (works, services) use balance account 32.

Section 7. Determination of Sales Proceeds:

7.1. For the purposes of accounting we regard revenues from sales of products, works, services, goods and property of OJSC "Surgutneftegas" to other organizations and natural persons as per shipment of products (works, services etc.) and against presentation of payment documents.

7.2. For the purposes of taxation we regard revenues from sales of products (works, services) as per payment except as otherwise provided by legislation. If dealing with cashless settlement as the finances for the products (works, services) proceed to the accounts with the banks, if paying in cash as the finances proceed to the cash desk, if dealing with mutual settlement - after the act of mutual compensation is signed, if dealing with barter transactions - as the right of ownership transfers to OJSC "Surgutneftegas".

7.3. Production of goods (excluding oil and gas), work and services are accounted by account 37 "Production of goods (works, services)".

Section 8. Determination of Financial Results and Use of Profit:

8.1. The profit or loss from the sale of products (work, services) and goods is determined throughout the Company as a difference between revenues from the sale of goods (works, services) at current prices less VAT and excise duties, and the cost of their production and sale. When dealing with export goods the Company excludes export rates.

8.2. Non-sales revenues are reported as follows:

share participation in the activities of other enterprises, dividends on shares, returns on bonds and other securities owned by an enterprise – as funds are received at a settlement account;

fines, penalties and forfeits and other sanctions for the breach of economic agreements and receipts from compensation for inflicted losses - as they are awarded or accepted;

leased property, transactions that are not directly related to production and the sale of goods (work, services), positive exchange rate differences on currency accounts, on foreign currency transactions – as it accrued;

previous years profit discovered in the reporting year - as it emerges.

8.3. Non-sales expenses are recorded in the following order:

expenses connected with cancelled production orders, expenses for production without any output, expenses connected with production capacities and facilities that have been frozen, losses due to idle time caused externally not compensated for by responsible parties, losses due to packing operations, legal expenses and arbitration costs, losses from transactions of prior years discovered in the current year, not compensated losses due to natural disaster, expenses related to prevention and elimination of force-majeure consequences, not compensated looses due to fire, accidents and other emergency situations caused by extreme conditions, expenses related to payment of some taxes and charges, negative exchange rate differences on currency accounts and foreign currency transactions – as they emerge (are accrued);

damages caused by thefts - according to court decisions,

fines, penalties and forfeits and other sanctions for the breach of economic agreements and expenses related to compensation for inflicted losses - as they are awarded or accepted;

bad debts, losses from writing-off accounts receivable with the period of limitation expired, and other debts that cannot be recovered, - at the end of the year according to the results of the inventory.

8.4. According to the resolutions of the General Shareholders' Meeting, the profit left at the Company's disposal is used to pay dividends and to establish incentive economy funds.

8.5. Funds from centralized funds in structural units are spent in the amounts provided for by Collective Agreement of OJSC "Surgutneftegas". Social and culture institutions are subsidized in conformity with approved calculations.

8.6. Structural units of non-production sphere are supplied at the expense of the consumption fund (expenses on facilities of the social sphere), which was formed from the remainder of non-distributed profit of the previous year according to the approved estimates.

Section 9. Accounting of Exchange Rate Differences on Settlement Accounts and Foreign Currency Transactions:

During the year exchange rate differences from revaluation of currency balance sheet items that are to be revaluated are to be accrued on account 83 "Deferred income", control account "Exchange rate differences". At the end of the year debit and credit balances on this control account are to be written off to account 80 "Profit and losses", unless otherwise provided by the particular qualities of the industry in conformity with the enactments of the Government or other authorized bodies, except for amounts that are not subject to writing-off in accordance with legislative and normative acts.

Section 10. Property Inventory and Obligations:

10.1 It is obligatory to make an inventory prior to drawing up annual accounts, in the case of rotation of persons responsible for material resources (routine matters acceptance/transfer day), if there are established thefts, embezzlement or misapplication as well as damages to valuables (immediately after the facts have been established), after a fire or natural disaster, in the case of closing down a structural unit and in some other cases.

10.2 Drawing up annual accounts shall be preceded by inventory of balance sheet items performed during the following periods of time:

fixed assets and intangible assets - as of October 1 of the reporting year;

construction in progress - as of December 1 of the reporting year;

raw and other material valuables, work in progress and in-house semifinished goods, finished goods at warehouses - as of October 1 of the reporting year;

settlements with banks (concerning settlements and Company's other accounts, borrowed money and etc.) - as soon as a statement of account being the last one in terms of time in the reporting year is received, as for settlement documents which have been transferred to the bank for collection purposes - as of January 1 of the year following the reporting year;

cash, securities and monetary papers - as of January 1 of the year following the reporting year;

tax payments, contributions to budget and non-budget funds, other payments to the State - as of January 1 of the year following the reporting year;

debtors and creditors - as of January 1 of the year following the reporting year.

Section 11. The Estimation of Debts for Borrowings and Loans Received:

As it estimates debts for borrowings and loans received, the Joint Stock Company takes into account outstanding interests which become due in the end of the reporting period and relevant to loan agreements.

Section 12. Budgetary Taxation and Contributions to Non-Budget Funds:

12.1. OJSC "Surgutneftegas" pays all types of taxes to the Budget. Taxes and payments accrued by those structural units that use the common settlement account are transferred to the Company's headquarters within the specified period for centralized settlements with the budget and off-budget funds.

12.2. The headquarters of OJSC "Surgutneftegas" accrues the following taxes and charges in the centralized order:

VAT;

income tax;

property tax (structural units present the lists of the privileged property);

educational institutions tax;

tax to maintain housing stock and buildings for social and cultural purposes;

land rent;

municipal militia tax;

payment for mineral resources exploitation, excise duties, mineral replacement contributions, except for "Surgutneftespetsstroy" Trust that independently effects mineral replacement contributions and payment for mineral resources exploitation to the volume of sand recovery;

the sale of combustive-lubricating materials, except for structural units that independently sell combustive-lubricating materials to third parties, they charge the tax on combustive-lubricating materials independently and transfer it to the headquarters of OJSC "Surgutneftegas";

road tax, except for construction structural units that sell inventory holdings, work and services to third parties, they charge the tax independently and debit it to the cost of building and construction works. Road tax on the volume of sales in non-production units is paid from the fund of other payments and expenses;

environment pollution charge; except for construction structural units that charge it independently and debit expenses to the cost of building and construction works. Charge for extra emissions and discharge are imposed on the basis of accounts provided by Environment Department of the Company's headquarters , 10% of all charged payments at rates and for extra emissions are debited to the budget and 90% are debited to the Okrug Ecology Fund.

12.3. The following taxes are charged independently by structural units of OJSC "Surgutneftegas" and are passed to the its headquarters to be transferred:

tax paid by owners of vehicles;

water charge;

vehicles purchase tax. It is charge where vehicles were commissioned based of the supplier's price less VAT and excise duty. When vehicles are put to fixed assets the tax is included in the book value.

12.4. Those structural units that have settlement accounts carry out their duty to pay taxes and charges on the territory on which they perform the functions of OJSC "Surgutneftegas".

12.5. Non-budget funds contributions are charged independently by structural units. The structural units sharing a single current account forward on a monthly basis data to the headquarters of OJSC "Surgutneftegas" to have contributions transferred in bulk. A remainder from the social insurance fund is transferred to the headquarters of OJSC "Surgutneftegas" after guaranteed grants have been paid.

Section 13. Statistical, Operational Reports and Accounting Reporting:

13.1. Statistical, operational and accounting reports are drawn up for the entire Joint Stock Company, with the bulk and forms provided for these reports within the fixed terms.

13.2. To have an independent accounting report of OJSC "Surgutneftegas" drawn up, the Company's structural units submit their own accounting reports in the form approved by the legislation and by OJSC "Surgutneftegas" as well as all necessary information in compliance with the approved schedule of document turnover.

13.3. All business operations conducted in the present reporting period (from January 1, 1999 till December 31, 1999) and confirmed by documents shall be included in the report for 1999.

13.4. Bookkeeping is computerized. Initial documents drawn up in accordance with a form included into the portfolio of unified (standard-type) forms of initial accounting documentation are involved in bookkeeping. Documents a form of which is not included into portfolios are involved in bookkeeping provided their form complies with that approved by the present Regulations (Appendix 10).

13.5. In 1999 all structural units of OJSC "Surgutneftegas" keep analytical and synthetic bookkeeping in rubles and kopecks.

BALANCE SHEET

		Codes
	Form No. 1 by OKUD	0710001
as of **January 1, 2000**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Type of activity: **oil production**	by OKONH	11210
Form of legal organization: **OJSC**	by KOPF	
Managerial body of state property:	by OKPO	
Unit of measure: **thousand rubles**	by SOEI	
	Check sum	

ASSETS	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
I. FIXED ASSETS			
Intangible assets (04, 05)	110	72,677	150,067
organization expenses	111		
patents, licenses, trade marks (marks of service), other similar rights and assets	112	72,677	150,067
Fixed assets (01, 02, 03)	120	44,687,219	50,173,146
land and natural objects in use	121		
buildings, machinery and equipment	122	44,687,219	50,173,146
Construction in progress (07, 08, 61)	130	2,077,514	3,570,195
Long-term financial investments (06, 82)	140	3,819,466	10,418,159
investments in subsidiaries	141	303,687	200,929
investments in subordinated entities	142		
investments in other organizations	143		
loans granted to organizations for over 12 months	144		
other long-term financial investments	145	3,515,779	10,217,230
Other fixed assets	150		
TOTAL for Section I	190	50,656,876	64,311,567
II. CURRENT ASSETS			
Stock	210	3,524,034	7,929,794
raw materials, materials and other similar values (10, 15, 16)	211	1,488,082	3,895,861
livestock (11)	212	31,457	24,129
nondurable producer goods (12, 13, 16)	213	138,927	323,929
expenses for goods in process (distribution costs) (20, 21, 23, 29, 30, 36, 44)	214	33,583	71,625
commodities and goods for resale (40, 41)	215	370,813	454,098
goods shipped (45)	216	1,139,429	2,191,374
deferred expenses (31)	217	166,403	402,448
other reserves and expenses	218	155,340	566,330
VAT for acquired values (19)	220	148,514	415,517
Accounts receivable (payments expected in over 12 months after the reporting date)	230	42,320	61,164
buyers and customers (62, 76, 82)	231	42,320	42,320
bills receivable (62)	232		
due from subsidiaries and subordinated entities (78)	233		
advances granted (61)	234		
other debtors	235		18,844
Accounts receivable (payments expected within 12 months after the reporting date)	240	4,692,805	18,498,744
buyers and customers (62, 76, 82)	241	645,209	4,643,135
bills receivable (62)	242	551,431	550,989
due from subsidiaries and subordinated entities (78)	243		
amounts due from participants (constitutors) for charter capital installments (75)	244		
advances granted (61)	245	561,795	1,919,450
other debtors	246	2,934,370	11,385,170
Short-term financial investments (56, 58, 82)	250	28,492,520	43,716,361
investments in subordinated entities	251		

own shares repurchased from shareholders	252		
other short-term financial investments	253	28,492,520	43,716,361
Cash funds	260	424,608	2,447,361
petty cash (50)	261	141	249
settlement accounts (51)	262	90,901	1,113,371
currency accounts (52)	263	70,631	598,817
other cash funds (55, 56, 57)	264	262,935	734,924
Other current assets	270		
TOTAL for Section II	290	37,324,801	73,068,941
III. LOSSES			
Prior year uncovered losses (88)	310		
Reporting year uncovered loss	320		
Expenses from profit not covered by sources of finance	330	3,956,670	24,171,104
TOTAL for Section III	390	3,956,670	24,171,104
BALANCE (sum of lines 190+290+390)	399	91,938,347	161,551,612

LIABILITIES	**Line Code**	**The reporting period beginning**	**The reporting period end**
1	2	3	4
IV. CAPITAL AND RESERVES			
Charter capital (85)	410	31,427,993	31,427,993
Additional capital (87)	420	23,506,091	30,875,979
Reserve capital (86)	430	3,411,349	3,411,349
reserves formed in compliance with legislation	431	3,411,349	3,411,349
reserves formed in compliance with charter documents	432		
Accumulation fund (88)	440	2,561,386	21,738,166
Social sphere fund (88)	450	1,338,718	284,665
Special-purpose financing and receipts (96)	460	2,318,158	2,970,439
Prior year retained profit (88)	470	4,258,083	29,592
Prior year retained profit - exchange rate difference basis (Aug. through Dec. 1998)	471	19,272,136	19,272,136
Reporting year retained profit	480		30,895,283
Reporting year retained profit - exchange rate difference basis	481		9,005,659
TOTAL for Section IV	490	88,093,914	149,911,261
V. LONG-TERM LIABILITIES			
Borrowed funds (92, 95)	510	158,101	184,781
bank loans due in over 12 months after the reporting date	511	7,220	7,220
other borrowings due in over 12 months after the reporting date	512	150,881	177,561
Other long-term liabilities	520	16,216	
TOTAL for Section V	590	174,317	184,781
VI. SHORT-TERM LIABILITIES			
Borrowed funds (90, 94)	610	1,052,293	1,380,700
bank loans	611	14,000	26,700
other borrowings	612	1,038,293	1,354,000
Accounts payable	620	2,167,894	9,192,532
suppliers and contractors (60, 76)	621	985,269	2,438,532
bills payable (60)	622	47,242	
due to subsidiaries and subordinated entities (78)	623		
due to employees (70)	624	194,213	625,276
due to social insurance and social security (69)	625	105,892	406,649
due to the budget (68)	626	242,884	4,793,474
advances received (64)	627	193,713	47,381
other creditors	628	398,681	881,220
Dividend payments (75)	630	125,099	36,253
Deferred income (83)	640	627	
Consumption funds (88)	650		
Deferred expenditures and payments reserves (89)	660	324,072	845,957
Other short-term liabilities	670	131	128
TOTAL for Section VI	690	3,670,116	11,455,570
BALANCE (sum of lines 490+590+690)	699	91,938,347	161,551,612

PROFIT AND LOSS ACCOUNT

	Codes
Form No. 2 by OKUD	0710002
Date (year, month, day)	
by OKPO	05753490
by OKONH	11210
by KOPF	
by OKPO	
by SOEI	
Check sum	

as of **January 1, 2000**
Company: **OJSC "Surgutneftegas"**
Type of activity: **oil production**
Form of legal organization: **OJSC**
Managerial body of state property:
Unit of measure: **thousand rubles**

as for shipment

Item	Line Code	For the reporting period	For the same period of the previous year
1	2	3	4
(Net) Proceeds from sales of goods, products, work, services (less VAT, excise duties and similar compulsory payments)	010	80,826,957	25,769,707
Cost of goods, products, work, services sold	020	33,905,697	18,056,454
Commercial expenses	030	4,713,004	2,937,520
Management expenses	040		
Sales profit (loss) (lines (010-020-030-040))	050	42,208,256	4,775,733
Interests receivable	060	1,945,691	1,034,170
Interests payable	070	353	
Income from participation in other organizations	080	14,926	35,158
Other operating revenues	090	613,251	1,278,765
Other operating revenues (exchange rate difference basis)	091	9,005,659	19,272,136
Other operating expenses	100	1,995,004	1,236,170
Operating profit (loss) (lines (050+060-070+080+090-100))	110	42,786,767	5,887,656
Profit – exchange rate difference basis	111	9,005,659	19,272,136
Other non-sales revenues	120	196,093	288,434
Other non-sales expenses	130	268,268	100,193
Reporting period profit (loss) (lines 110+120-130))	140	42,714,592	6,075,897
Profit – exchange rate difference basis	141	9,005,659	19,272,136
Profit tax	150	11,782,741	1,745,572
Diverted funds	160	36,568	72,242
Reporting period retained profit (loss) (lines 140-150-160)	170	30,895,283	4,258,083
Reporting period retained profit (loss) – exchange rate difference basis	171	9,005,659	19,272,136

REPORT ON FLOW OF CAPITAL

		Codes
	Form No.3 by OKUD	0710003
as of **January 1, 2000**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Type of activity: **oil production**	by OKONH	11210
Form of legal organization: **OJSC**	by KOPF	
Managerial body of state property:	by OKPO	
Unit of measure: **thousand rubles**	by SOEI	384
	Check sum	

Item	Line Code	Balance at the beginning of the reporting year	Receipts in the reporting year	Spent (used) in the reporting year	Balance at the end of the reporting year
1	2	3	4	5	6
I. EQUITY CAPITAL					
Charter (constituted) capital	010	31,427,993			31,427,993
Additional capital	020	23,506,091	7,646,766	276,878	30,875,979
Increase in assets through revaluation	021				
Reserve fund	030	3,411,349			3,411,349
	040				
Prior year retained profit	050	23,530,219		4,228,491	19,301,728
Accumulation fund - total	060	2,561,386	19,177,240	460	21,738,166
Social sphere fund	070	1,338,718	6,815	1,060,868	284,665
	080				
Special-purpose financing and receipts from budget	090	465,340	5,509,272	3,775,918	2,198,694
Special-purpose financing and receipts from industry and inter-industry off-budget funds - total	100	1,852,818	305,239	1,386,312	771,745
Total for Section I	130	88,093,914	32,645,332	10,728,927	110,010,319
II. Other Funds and Reserves					
Consumption funds - total	140				
Total reserves for future expenses and payments	150	324,072	1,602,232	1,080,347	845,957
Total estimating reserves	160				
	170				
Total for Section II	180	324,072	1,602,232	1,080,347	845,957

INFORMATION

Item	Line Code	Balance at the beginning of the year	Balance at the end of the year
1	2	3	4
1) Net assets	185	81,671,199	122,354,201
		From budget	From industry and inter-industry funds
		3	4
2) Received for:			
capital investment financing	191	5,509,272	288,498
R&D financing	192		
payment of damages	193		
social development	194		
other purposes	195		16,741

FLOW OF FUNDS STATEMENT

		Codes
	Form No. 4 by OKUD	0710004
as of **January 1, 2000**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Type of activity: **oil production**	by OKONH	11210
Form of legal organization: **OJSC**	by KOPF	
Managerial body of state property:	by OKPO	
Unit of measure: **thousand rubles**	by SOEI	
	Check sum	

Item	Line code	*Amount*	*Breakdown*		
			Current activities	Investment activities	Financing activities
1	2	3	4	5	6
1. Remaining cash at the year beginning	010	416,227	x	x	x
2. Total cash received	020	78,076,717	76,217,190		
including:					
revenue from the sale of goods, products, work and services	030	73,640,026	73,640,026	x	x
revenue from the sale of fixed assets and other property	040	381,256	381,256		
advances received from buyers (customers)	050	1,566,240	1,556,240	x	x
budget of authorization and other special-purpose financing	060	10,232	10,232		
without compensation	070				
loans, borrowings	080	613,426	613,426		
dividends, interests on financial investments	090	1,859,527	x		
other receipts	110	6,010	6,010		
3. Total cash aimed at	120	76,052,678	63,929,929		
including:					
payment for purchased goods, payment for work, services	130	16,864,565	16,864,565		
remuneration of labor	140	6,134,089	x	x	x
deductions for social needs	150	2,273,102	x	x	x
grant of imprests	160	164,274	164,274		
grant of advances	170	2,889,778	2,889,778		
payment for share participation in construction	180		x		x
payment for machinery, equipment and vehicles	190	3,424,984	x		x
financial investments	200	18,116,618	18,116,618		
payment of dividends, interests	210	290,574	x		
settlements with the budget	220	13,537,846	13,537,846	x	
payment of interests on loans, borrowings received	230	11,150	11,150		
other payments, transfers, etc.	250	12,345,698	12,345,698		
4. Cash balance at the end of the reporting period	260	2,440,266	x	x	x
For reference only: Total receipts from line 020 on a down *payment basis (line 100 data excluded)*	270	328,079			
including settlements with:					
legal entities	280	16,003			
natural persons	290	312,076			
including those using					
cash registers	291	278,914			
strict reporting forms	292	33,162			
Cash funds					
transferred from bank to the company's cash in hand	295	304,146			
transferred from the company's cash in hand to bank	296	184,853			

APPENDIX TO THE BALANCE SHEET

		Codes
	Form No. 5 by OKUD	0710005
as of **January 1, 2000**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Type of activity: **oil production**	by OKONH	11210
Form of legal organization: **OJSC**	by KOPF	
Managerial body of state property:	by OKPO	
Unit of measure: **thousand rubles**	by SOEI	
	Check sum	

1. FLOW OF BORROWED FUNDS

Item	Line code	Balance at the beginning of the reporting year	Received	Repaid	Balance at the end of the reporting year
1	2	3	4	5	6
Long-term bank loans	110	7,220			7,220
including those not timely repaid	111				
Other long-term borrowings	120	150,881	266,911	240,231	177,561
including those not timely repaid	121				
Short-term bank loans	130	14,000	76,000	63,300	26,700
including those not timely repaid	131				
Bank loans for employees	140				
including those not timely repaid	141				
Other short-term borrowings	150	1,038,293	335,609	19,902	1,354,000
including those not timely repaid	151				

2. ACCOUNTS RECEIVABLE AND PAYABLE

Item	Line code	Balance at the beginning of the reporting year	Liabilities appeared	Repaid liabilities	Balance at the end of the reporting year
1	2	3	4	5	6
Accounts receivable:					
short-term	210	4,692,805	156,290,092	142,484,153	18,498,744
including overdue	211	5,765	17,379	15,497	7,647
including overdue over 3 months	212	5,765	17,379	15,497	7,647
long-term	220	42,320	19,900	1,056	61,164
Including overdue	221				
including overdue over 3 months	222				
from line 220 amounts due in over 12 months after the reporting date	223	42,320	19,900	1,056	61,164
Accounts receivable:					
short-term	230	2,167,894	74,600,629	67,575,991	9,192,532
including overdue	231	14,289	31,275	32,773	12,791
Including overdue over 3 months	232	14,289	31,275	32,773	12,791
long-term	240	16,216		16,216	
including overdue	241				
including overdue over 3 months	242				
from line 240 amounts due in over 12 months after the reporting date	243	16,216		16,216	

Collaterals:					
received	250				
including those from third parties	251				
granted	260				
Including those to third parties	261				

INFORMATION RELATED TO SECTION 2

Item	Line code	Balance at the beginning of the reporting year	Liabilities appeared	Repaid liabilities	Balance at the end of the reporting year
1	2	3	4	5	6
1) Flow of bills					
Bills granted	262	47,242		47,242	
including overdue	263				
Bills received	264	551,431	1,477,534	1,477,976	550,989
including overdue	265				
2) Accounts receivable per supplied products (work, services) on an actual cost basis	266	1,139,429	63,234,041	62,182,096	2,191,374
		For the reporting year		**For the previous year**	
1	2	3		4	
3) Accounts receivable written off to financial results	267	4,207		1,647	
Including those after the expiry date	268	4,207		1,647	

4) The list of debtors with the highest amounts due

The name of an enterprise	Line code	Balance at the end of the reporting year	
		total	*including overdue over3 month*
1	2	3	4
Kirishinefteorgsintez	270	1,169,181	
OJSC "Tyumenenergo"	271	722,445	

3. DEPRECIABLE PROPERTY

Item	Line code	Balance at the beginning of the reporting year	Received (put into operation)	Retired	Balance at the end of the reporting year
1	2	3	4	5	6
1. INTANGIBLE ASSETS					
Intellectual (industrial) property rights and objects	310	18,720	121,816	32,277	108,259
including rights arising from:					
Copyright and other agreements for products of scientific research, works of literature and art and objects covered by associated rights, software, databases and other	311	16,040	62,011	2,781	75,270
patents for inventions, production samples, collection attainments, certificates for usable models, trademarks and service marks of license agreements for the use	312	2,680	59,805	29,496	32,989

thereof					
from know-how rights	313				
Rights to use separate natural objects	320				
Organizational expenses	330				
Company business reputation	340				
Other	349	58,287	90,418	98,306	50,399
Total (lines 310+320+330+340+349 sum)	350	77,007	212,234	130,583	158,658
II. FIXED ASSETS					
Agricultural property and natural objects in use	360				
Buildings	361	5,904,989	1,010,020	532,265	6,382,744
Structures	362	68,841,813	4,967,364	1,152,178	72,656,999
Machinery and equipment	363	11,666,611	5,235,818	1,023,406	15,879,023
Vehicles	364	2,025,276	3,914,631	2,556,901	3,383,006
Production and general purpose tools	365	244,418	454,588	335,554	363,452
Draught livestock	366	6,926	3,302	7,042	3,186
Producing livestock	367	10,761	5,326	2,903	13,184
Perennial plants	368	21			21
Other types of fixed assets	369	3,183,565	2,032,587	2,337,405	2,878,747
Total (lines 360-369 sum)	370	91,884,380	17,623,636	7,947,654	101,560,362
including:					
production	371	88,750,016	15,814,938	5,803,675	98,761,279
non-production	372	3,134,364	1,808,698	2,143,979	2,799,083
III. NONDURABLE PRODUCER GOODS - TOTAL	380	459,166	1,964,063	1,587,265	835,964
including:					
in stock	381	138,927	1,304,950	1,161,871	282,006
in operation	382	320,239	659,113	425,394	553,958

INFORMATION RELATED TO SECTION 3

Item	Line code	Balance at the beginning of the reporting year	Balance at the end of the reporting year
1	2	3	4
From line 371, columns 3 and 6:			
leased out - total	385	118,476	166,214
including:			
buildings	386	44,742	78,313
structures	387	131	1,366
vehicles	388	9,319	5,465
machinery and equipment	389	64,284	81,070
preserved	390	1,789,656	2,995,543
Amortization of depreciable property:			
intangible assets	391	4,330	8,591
fixed assets - total	392	47,197,161	51,387,216
including:			
buildings and structures	393	38,387,179	42,474,276
machinery, equipment and vehicles	394	7,122,652	8,158,875
other	395	1,687,330	754,065
nondurable producer goods	396	320,239	512,035
For reference:			
Indexation caused by revaluation of fixed assets: historical (replacement) cost	397	-1,921,430	x
amortization	398	-814,886	x
Pledged property	400		

4. FLOW OF MEANS OF FINANCING OF LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Item	Line code	Balance at the beginning of the reporting year	Accrued (formed)	Utilized	Balance at the end of the reporting year
1	2	3	4	5	6
Company's total own resources	410	5,075,852	27,646,092	8,493,364	24,228,580
including					
fixed assets depreciation	411	5,075,852	5,047,563	5,047,563	5,075,852
Intangible assets amortization	412		6,015	6,015	
profit kept by the Company at its disposal (accumulation fund)	413		22,592,514	3,439,786	19,152,728
other	414				
Total raised funds	420	1,693,616	6,093,653	5,553,192	2,234,077
including:					
bank loans	421				
other enterprises' borrowed funds	422				
share participation in construction	423		45,000		45,000
from the budget	424	5,393	5,657,003	4,186,026	1,476,370
from off-budget funds	425		315,995	159,623	156,372
other	426	1,688,223	75,655	1,207,543	556,335
Total own and raised funds (lines 410 and 420 sum)	430	6,769,468	33,739,745	14,046,556	26,462,657
For reference:					
Construction in progress	440	1,719,776	13,880,774	12,718,396	2,882,154
Investments in subsidiaries	450	303,687		102,758	200,929
Investments in subordinated entities	460				

5. FINANCIAL INVESTMENTS

Item	Line code	Long-term		Short-term	
		At the beginning of the reporting year	At the end of the reporting year	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4	5	6
Shares and stock of other entities	510	303,687	200,929		
Bonds and other debt obligations	520	12,388	12,388		
Granted borrowings	530			5,559	4,060
Other	540	3,503,391	10,204,842	28,486,961	43,712,301
For reference:					
Bonds and other securities at the market price	550				

6. EXPENSES OF THE COMPANY

Item	Line code	For the reporting year	For the previous year
1	2	3	4
Material costs	610	22,387,364	15,310,016
Payroll expenditure	620	3,338,289	1,228,446
Deductions for social needs	630	1,050,843	444,154
Fixed assets amortization	640	3,671,172	3,674,089
Other expenses	650	6,547,443	2,336,531
Total per expenditure components	660	36,995,111	22,993,236
Referred to non-production accounts from total of expenses	661	7,362,632	4,055,234

7. DETERMINATION OF SOME PROFITS AND LOSSES

Item	Line code	For the reporting year		For the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and penalty interests, accepted or liable to exaction due to judicial (arbitration) awards	710		1,326		448
Prior year profit (loss)	720	89,318	228,097	83,908	93,585
Compensation for losses inflicted by default or ill performance of obligations	730	3,267	157	1,995	1,378
Exchange rate differences as to operations performed in foreign currency	740	9,005,659		372,905	27,764
Exchange rate differences, August 1, through December 12, 1998	750			19,272,136	
	760				
	770				

8. SOCIAL INDICATORS

Item	Line code	Due amount per calculations	Spent	Transferred to funds
1	2	3	4	5
Deductions for social needs:				
Social Security Fund	810	423,762	275,675	109,587
Pension Fund	820	2,009,538		1,579,003
Employment Fund	830	102,657		90,863
medical insurance	840	245,987		217,980
Average number of employees	850	70,052		
Cash payments and incentives not related to products manufactured, work performed, service rendered	860	150,258		
Income generated by shares and contributions into the Company's property	870			

9. INFORMATION ON VALUES INCLUDED IN OFF-BALANCE ACCOUNTS

Item	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
Leasehold fixed assets (001)	910	246	35,272
including those on leasing	911	246	
Inventory holdings under bailment (002)	920	156	133
Goods accepted for sale on a commission basis (004)	930		
Debts of insolvent debtors written off to loss (007)	940	2,373	6,552
Housing stock depreciation (014)	950	129,189	116,991
Depreciation of external accomplishment objects and other similar objects (015)	960	9,336	11,637
Privatized apartments	970		204,371
	980		
	990		

Explanatory Note to the Accounting Statements for 1999

NOTES TO THE BALANCE SHEET
and to the profit and loss account
of OJSC "Surgutneftegas" for 1999

Section 1. The structure and key areas of the Company's activities

Open Joint Stock Company "Surgutneftegas" was constituted n conformity with Edict No. 1403 of the President of the Russian Federation "On Particularities of Privatization and Reorganization of Public Enterprises, Production and Research and Production Associations of Oil, Oil Refining Industry and Oil Product Supply into Joint Stock Companies" of November 17, 1992 and Edict No. 721 "On Organizational Measures to Reorganize Public Enterprises and Voluntary Association of Public Enterprises into Joint Stock Companies" of July 1, 1992. The Company is a subsidiary of the Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"" constituted in conformity with Enactment No. 271 of the Council of Ministers – The Government of the Russian Federation of March 19, 1993.
At present, the Company's units carry out the full cycle of operational activities, from oil and gas field exploration to production to marketing of oil and gas.
The auditing firm "ROSEKSPERTIZA" has audited the accounting statements for 1999. The accounting statements have been prepared in accordance with Federal Law of the Russian Federation No. 129-FZ "On Accounting" of November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998, "Instruction on the Procedure of Filing Annual Reports" approved by Order No. 97 of the Ministry of Finance of the Russian Federation of November 12, 1996, as amended by Order No. 47n of the Ministry of the Russian Federation of October 20, 1998.

Charter capital of the Joint Stock Company

The charter capital of the Company as of January 1, 2000 amounts to RUR 31,427,993 thousand. The Charter capital is divided into:

The category of shares	The total size of the issue, thousand shares	Paid charter capital, RUR thousand
Ordinary	23,725,996	23,725,995
Preferred	7,701,998	7,701,998

Par value of a share is RUR 1.

Funds and reserves are established in compliance with the charter documents and the accounting policy adopted by OJSC "Surgutneftegas".
Item "Special-purpose financing and receipts" shows resources received from industry and inter-industry funds for financing designated activities.
The Company makes long-term investments in charter capitals of its subsidiaries. Investments in the subsidiaries as of January 1, 2000 totaled RUR 200,929 thousand. The Company's subsidiaries are located in Surgut.

Section 2. Information needed to ensure correlation of data for the reporting year and the year prior to that

The Company's accounting policy is approved on the basis of Order No. 1344 of December 30, 1998.
Revenue from the sale of goods (work, services) was defined as for shipment for accounting purposes, as to tax purposes, revenue was defined as payments for shipped goods were received (in case of clearing settlements: as payments for goods (work, services) were received on the Company's bank account; in case of cash payments: as cash was received on hand).
Manufacturing inventory was written off to manufacturing costs at average actual cost. Depreciation included calculation of 100% of initial cost when putting from stock into operation. Initial cost of fixed assets was redeemed in accordance with the current legislative regulations during standard operation time.
The profit left at the Company's disposal was used to establish funds and reserves according to the finance plan. Reserves for forthcoming vacation allowance payments and security fund included in cost of goods (work, services) were formed.
Revaluation of fixed assets was effected on the basis of Enactment No. 627 of June, 24, 1998. The revaluation results are shown in the first quarter in the column "At the beginning of the reporting year".

According to the approved balance as of January 1, 1999, balance currency amounted to RUR 93,044,891 thousand.
Changed in the reporting quarter:

Decrease:	*RUR 1,106,544 thousand*
Including:	
Revaluation of fixed assets	*RUR 1,106,544 thousand*
According to the balance as amended of January 1, 1999	*RUR 91,938,347 thousand*

Section 3. Key factors affecting the Company's operating and financial performance during the reporting year

For tax purposes the Company defines revenue from the sale of goods (work, services) according to payment. In the reporting year revenue from the sale of goods (work, services) per shipped goods increased by 213.7% compared to the previous year as a result of a dramatic increase in world prices for oil and oil products.

The Company's profit in the reporting year amounted to RUR 42,714,592 thousand including:

Item	*1998*	*1999*	*Absolute deviation*	*(%)*

Sales profit	*4775733*	*42208256*	*+37432523*	*+783.81*
Interest receivable	*1034170*	*1945691*	*+911521*	*+88.14*
Interest payable		*353*	*+353*	
Minority interests	*35158*	*14926*	*-20232*	*-57.55*
Operating revenues	*1278765*	*613251*	*-665514*	*-52.04*
Operating expenses	*1236170*	*1995004*	*+758834*	*+61.39*
Non-sales revenues	*288434*	*196093*	*-92341*	*-32.01*
Non-sales expenses	*100193*	*268268*	*+168075*	*+167.75*
Reporting year profit	*6075897*	*42714592*	*+36638695*	*+603.02*
For reference only: exchange rate difference	*19,272,136*	*9,005,659*	*-10,266,477*	

Section 4. Major items of financial statements

Data on the structure of accounts receivable and its change in 1999, RUR thousand

	1.01.99	*1.01.2000*	*Change*	*Margin 1.01.66 to total*	*Margin 1.01.00 to total*
buyers and customers	*687529*	*4685455*	*+3997926*	*+14.5*	*+25.2*
bills receivable	*551431*	*550989*	*-442*	*+11.6*	*+3.0*
advances issued	*561795*	*1919450*	*+1357655*	*+11.9*	*+10.4*
other debtors	*2934370*	*11404014*	*+8469644*	*+62.0*	*+61.4*
TOTAL	*4735125*	*18559908*	*+13824783*	*100.0*	*100.0*

The following changes in the structure of accounts receivable in 1999 have been of considerable importance:

- *higher margin of accounts receivable from buyers and customers – 10.7%;*
- *lower margin of accounts receivable from other debtors – 0.6%.*

The following debtors of OJSC "Surgurneftegas" have the highest amounts due as of January 1, 2000:
PA Kirishinefteorgsintez Limited – RUR 1,169,181 thousand;
OJSC Tyumenenergo – RUR 722,445 thousand.

The Company's accounts payable amounted to RUR 9,192,532 thousand as of January 1, 2000.
The table below contains data on the structure of accounts payable and its change in 1999. The following changes in the structure of accounts payable in 1999 have been of considerable importance:

- *lower margin as to suppliers and contractors – an 18.9% decrease;*
- *higher margin of accounts payable to the budget – a 41.0% increase;*
- *lower margin as to other creditors – an 8.8% decrease .*

Type of accounts payable	*As of 01.01.99*	*As of 01.01.00*	*Change in sum*	*Margin 01.99*	*Margin 01.00*

suppliers and contractors	*985269*	*2438532*	*+1453263*	*+45.4*	*+26.5*
bills payable	*47242*	*0*	*-47242*	*+2.2*	*0*
due to employees	*194213*	*625276*	*+431063*	*+9.0*	*+6.8*
social insurance and social security	*105892*	*406649*	*+300757*	*+4.9*	*+4.4*
due to the budget	*242884*	*4793474*	*+4550590*	*+11.2*	*+52.2*
advances received	*193713*	*47381*	*-146332*	*+8.9*	*+0.5*
other creditors	*398681*	*881220*	*+482539*	*+18.4*	*+9.6*
Total	*2167894*	*9192532*	*+7024638*	*100.0*	*100.0*

Characteristics of the material and technical basis are given in the table below:

RUR thousand

Item	*As of the beginning of the year*	*As of the end of the year*	*Change (%)*
Initial cost of fixed assets	*91884380*	*101560362*	*110.5*
Including active part	*13691887*	*19262029*	*140.7*
% of initial cost	*14.9*	*19.0*	*+4.1*
Residual cost of fixed assets	*44687219*	*50173146*	*112.3*
Depreciation ratio	*51.4*	*50.6*	*-0.8*
Renewal ratio	*11.0*	*17.4*	*+6.4*
Retirement ratio	*5.1*	*6.5*	*+1.4*

The stronger material and technical basis indicates the growth of the active part of fixed assets – 40.7%.

The structure of fixed assets has been changed due to commissioning of fixed assets and acquisition of new equipment; on the whole, depreciation ratio was 50.6%. New fixed assets put in operation totaled RUR 14,046,556 thousand, including:

For the Company's account – RUR 8,493,364 thousand

From borrowed cash funds – RUR 5,553,192 thousand

Construction in progress in capital investments amounts to 20.5%.

Leased property totaled RUR 166,214 thousand, lease payments in 1999 totaled RUR 16,401 thousand.

Section 5. Evaluation of the balance structure and the Company's solvency

The balance structure and the Company's solvency are evaluated on the basis of two rations:

current liquidity ratio;

internal funds security ratio

Balance structure items	norm	January 1, 1999	January 1, 2000
current liquidity ratio	2.0	11.16	6.89
internal funds security ratio	0.1	1.00	1.17

A number of factors are responsible for the increase in the current liquidity ratio that shows if in general the Company has enough current assets to carry on economic activities and to promptly clear its accrued liabilities.
Positive factors:
- *increased short-term financial investments (RUR 15,223,841 thousand);*
- *increased accounts receivable (RUR 13,824,783 thousand);*
- *increased reserves (RUR 4,405,760 thousand);*
- *increased funds (RUR 2,022,753 thousand).*

The following factors ensured the increase in the internal funds security ratio that shows if the Company has enough current assets necessary for its business solvency.
Positive factors:
- *increased funds and reserves (RUR 25,492,615 thousand);*
- *increased profit (RUR 16,370,723 thousand).*

Net assets increased by RUR 40,683,002 thousand in comparison with the previous year due to current assets (mostly short-term financial investments) and totaled RUR 122,354,201 thousand, as of January 1, 2000.
During 1999 the balance structure of OJSC "Surgutneftegas met the requirements set by the Federal Administration on Insolvency (Bankruptcy).

Other information on the financial statements for 1999:
Consolidated financial statements in the electronic form are presented in Appendix.

AUDITING FIRM'S REPORT

To shareholders of Open Joint Stock Company "Surgutneftegas" on financial statements of OJSC "Surgutneftegas" for 1999

1. General information of the audit firm "ROSEXPERTIZA"

Legal address: 107078, Moscow, ul. Mashi Poryvaevoy, 11. Phone 721-38-83.

General audit license No. 004701 was issued by TsALAK (Central Attestation and Licensing Audit Committee) of the Ministry of Finance of the Russian Federation on February 12, 1996. The license is valid till February 11, 2001.

Certificate of state registration of the Limited Liability Company "ROSEXPERTIZA" No.Ts9/183142/I5 was issued on September 23, 1993.

Settlement account No.40702810900000013033 in AKB "GOSBANK", loro account No.30101810000000000256, BIK 044525256, INN 7708000473.
OKONKh codes: 84400, 72200. OKPO code: 29926698.

The following persons took part in the audit:
1. *Chepurenko Alexei Viktorovich*
2. *Klopotovskaya Svetlana Grigorievna*
3. *Ponomaryov Sergei Alexandrovich*
4. *Korpusnov Vladimir Olegovich*
5. *Galaktionova Andzhela Vyacheslavovna*

Group heads:
1. *Mokshin Valery Vasilievich*
2. *Tarasova Tamara Leonidovna*
3. *Grebenyuk Roman Viktorovich*
4. *Zvereva Elvira Vladimirovna*

2. We have audited the accompanying financial statements of OJSC "Surgutneftegas" for 1999. These financial statements were prepared by the executive body of OJSC "Surgutneftegas" in accordance with Federal Law No. 129-FZ «On Accounting» of November 21, 1996, the «Accounting and Reporting Regulations in the Russian Federation» approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998, "Instruction on the Procedure of Filing Annual Reports" approved by Order No. 97 of the Ministry of the Russian Federation of November 12, 1996, as amended by Order No. 47n of the Ministry of Finance of the Russian Federation of October 20, 1998.

3. The preparation of the financial statements is the responsibility of the executive body of OJSC "Surgutneftegas". Our responsibility is to express an

opinion on the fairness of these financial statements in all material respects based on our audit.

4. In performing the audit, we complied with the «Temporary Rules for Auditing Activities in the Russian Federation», as approved by Edict No. 2263 of the President of the Russian Federation of December 22, 1993. The audit was planned and performed so as to obtain reasonable assurance about whether the financial statements are free of material misstatement since exclusion of information or its incorrect assessment can affect the economic decisions of the users, which are taken on the basis of financial statements. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We believe that our audit provides a reasonable basis for our opinion on the fairness of the above statements.

5. In our opinion, the financial statements attached hereto, with adjustments included in the analytical section of this report and subject to recognition in the financial statements for 2000, are true and fair, i.e. have been prepared so as to ensure the reflection, in all material respects, of the assets and liabilities of OJSC "Surgutneftegas" as of January 1, 2000, and its financial results for 1999, in compliance with Federal Law No. 129-FZ «On Accounting» of November 21, 1996, the «Accounting and Reporting Regulations in the Russian Federation» approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998, "Instruction on the Procedure of Filing Annual Reports" approved by Order No. 97 of the Ministry of the Russian Federation of November 12, 1996, as amended by Order No. 47n of the Ministry of Finance of the Russian Federation of October 20, 1998.

Director General
"ROSEKSPERTIZA" LIMITED *A.V.KOZLOV*

March 30, 2000

APPENDIX

Consolidated financial statements for 1999

BALANCE SHEET

		Codes
	Form No. 1 by OKUD	
as of **January 1, 2000**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	5753490
Type of activity: **oil production**	by OKONH	11210
Form of legal organization: **OJSC**	by KOPF	
Managerial body of state property:	by OKPO	5753490
Unit of measure: **thousand rubles**	by SOEI	
Consolidated	Check sum	

ASSETS	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
I. FIXED ASSETS			
Intangible assets (04, 05)	110	72,779	150,455
organization expenses	111		
patents, licenses, trade marks (marks of service), other similar rights and assets	112	72,779	150,455
Fixed assets (01, 02, 03)	120	44,840,382	50,317,818
land and natural objects in use	121		
buildings, machinery and equipment	122	44,840,382	50,317,818
Construction in progress (07, 08, 61)	130	2,087,806	3,585,298
Long-term financial investments (06, 82)	140	3,848,797	10,550,148
investments in subsidiaries	141		
investments in subordinated entities	142		
investments in other organizations	143	325,464	325,864
loans granted to organizations for over 12 months	144		
other long-term financial investments	145	3,523,333	10,224,284
Other fixed assets	150		-
TOTAL for Section I	190	50,849,764	64,603,719
II. CURRENT ASSETS			
Stock	210	3,567,452	8,062,633
raw materials, materials and other similar values (10, 15, 16)	211	1,523,916	4,017,676
livestock (11)	212	31,458	24,130
nondurable producer goods (12, 13, 16)	213	141,054	32, 915
expenses for goods in process (distribution costs) (20, 21, 23, 29, 30, 36, 44)	214	34,234	72,237
commodities and goods for resale (40, 41)	215	374,974	460,665
goods shipped (45)	216	1,139,933	2,191,953
deferred expenses (31)	217	166,543	402,727
other reserves and expenses	218	155,340	566,330
VAT for acquired values (19)	220	152,735	436,985
Accounts receivable (payments expected in over 12 months after the reporting date)	230	42,320	61,164
buyers and customers (62, 76, 82)	231	42,320	42,320
bills receivable (62)	232		
due from subsidiaries and subordinated entities (78)	233		
advances granted (61)	234		
other debtors	235		18,844
Accounts receivable (payments expected within 12 months after the reporting date)	240	4,717,773	18,415,338
buyers and customers (62, 76, 82)	241	667,417	4,557,055
bills receivable (62)	242	551,431	551,128
due from subsidiaries and subordinated entities (78)	243		
amounts due from participants (constitutors) for charter capital installments (75)	244		
advances granted (61)	245	562,948	1,920,197
other debtors	246	2,935,977	11,386,958
Short-term financial investments (56, 58, 82)	250	28,499,504	43,723,528
investments in subordinated entities	251		

own shares repurchased from shareholders	252		
other short-term financial investments	253	28,499,504	43,723,528
Cash funds	260	426,115	2,453,296
petty cash (50)	261	165	271
settlement accounts (51)	262	92,255	1,119,267
currency accounts (52)	263	70,713	598,823
other cash funds (55, 56, 57)	264	262,982	734,935
Other current assets	270		
TOTAL for Section II	290	37,405,899	73,152,944
III. LOSSES			
Prior year uncovered losses (88)	310	41,025	51,310
Reporting year uncovered loss	320		10,831
Expenses from current year profit	330	3,967,846	24,184,590
TOTAL for Section III	390	4,008,871	24,246,731
BALANCE (sum of lines 190+290+390)	399	92,264,534	162,003,394

LIABILITIES	**Line Code**	**The reporting period beginning**	**The reporting period end**
1	2	3	4
IV. CAPITAL AND RESERVES			
Charter capital (85)	410	31,325,080	31,427,977
Additional capital (87)	420	23,734,067	31,093,540
Reserve capital (86)	430	3,411,350	3,411,350
reserves formed in compliance with legislation	431	3,411,350	3,411,350
reserves formed in compliance with charter documents	432		
Accumulation fund (88)	440	2,561,386	21,738,166
Social sphere fund (88)	450	1,338,718	284,665
Special-purpose financing and receipts (96)	460	2,318,158	2,970,669
Prior year retained profit (88)	470	4,262,824	36,985
Prior year retained profit (88)- exchange rate difference basis	471	19,272,136	19,272,136
Reporting year retained profit	480		30,914,146
Reporting year retained profit - exchange rate difference basis	481		9,005,659
TOTAL for Section IV	490	88,223,719	150,155,293
Company's business reputation	500		
Minority interests	501	92,814	93,093
V. LONG-TERM LIABILITIES			
Borrowed funds (92, 95)	510	164,601	186,477
bank loans due in over 12 months after the reporting date	511	13,420	8,720
other borrowings due in over 12 months after the reporting date	512	151,181	177,757
Other long-term liabilities	520	16,412	
TOTAL for Section V	590	181,013	186,477
VI. SHORT-TERM LIABILITIES			
Borrowed funds (90, 94)	610	1,082,441	1,410,700
including bank loans	611	44,049	56,700
other borrowings	612	1,038,392	1,354,000
Accounts payable	620	2,232,520	9,271,701
including suppliers and contractors (60, 76)	621	1,012,247	2,463,658
bills payable (60)	622	47,317	
due to subsidiaries and subordinated entities (78)	623		
due to employees (70)	624	197,804	629,876
due to social insurance and social security (69)	625	108,022	409,919
due to the budget (68)	626	263,034	4,829,917
advances received (64)	627	197,269	49,839
other creditors	628	406,827	888,492
Dividend payments (75)	630	125,099	36,253
Deferred income (83)	640	627	
Consumption funds (88)	650		
Deferred expenditures and payments reserves (89)	660	326,170	849,749
Other short-term liabilities	670	131	128
TOTAL for Section VI	690	3,766,988	11,568,531

BALANCE (sum of lines 490+590+690)	699	92,264,534	162,003,394

PROFIT AND LOSS ACCOUNT

		Codes
	Form No. 2 by OKUD	0710002
As of **January 1, 2000**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Industry (type of activity): **oil production**	by OKONKh	11210
Form of legal organization: **OJSC**	by KOPF	
Managerial body of state property:	by OKPO	05753490
Unit of measure: **thousand rubles**	by SOEI	
	Check sum	

Consolidated – as for shipment

Item	Line Code	2000	1999
1	2	3	4
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	.010	81,091,649	25,999,872
Cost of goods, products, works, services sold	.020	34,147,402	18,270,011
Commercial expenses	.030	4,713,004	2,937,520
Management expenses	.040	1,821	2,088
Sales profit (loss) (lines 010-020-030-040)	.050	42,229,422	4,790,253
Interests receivable	.060	1,945,752	1,034,170
Interests payable	.070	353	
Income from participation in other organisations	.080	14,350	37,442
Other operating revenues	.090	613,998	1,289,011
Other operating revenues-exchange rate difference basis	091	9,005,659	19,272,136
Other operating expenses	100	2,000,731	1,252,467
Profit (loss) from financial and economic activities (lines (050+060-070+080+090-100))	110	42,802,438	5,898,409
Profit – exchange rate difference basis	111	9,005,659	19,272,136
Other non-sales income	120	196,260	298,845
Other non-sales expenses	130	270,711	101,065
Profit (loss) before tax (lines (110+120 – 130))	140	42,727,987	6,096,189
Profit – exchange rate difference basis	141	9,005,659	19,272,136
Profit tax	150	11,788,131	1,751,763
Diverted funds		36,541	93,078
Minority interest	165	- 10,072	-14
Retained profit (loss) of the reporting period (lines (140–150-160))	170	30,903,315	4,251,348
Retained profit (loss) of the reporting period - exchange rate difference basis	171	9,005,659	19,272,136

Notes on consolidated balance sheet and consolidated profit and loss account are added in accordance with Order No.112 of the Ministry of Finance of the Russian Federation "On methodological recommendations on preparation and submission of consolidated financial statements" of December 30, 1996 (edited by Order No.36n of the Ministry of Finance of the Russian Federation of May 12, 1999).

Key to corrected lines of consolidated balance sheet of OJSC "Surgutneftegas" as of January 1, 2000, thousand rubles

Entry	*Code of Balance Sheet Lines*	*at the beginning of the reporting year*	*at the end of the reporting year*
Business reputation	*110*		
	140		
	140		
	250		

Business reputation	II		
Financial results of the parent company to its subsidiaries are excluded	140	303,687	-200,929
	250		
	410	303,687	-200,929
Minority interest	410	- 29,206	- 29,206
	420	-62,987	- 62,987
	430		
	440		
	470	-621	-557
	480		-343
	500		
	501	-92,814	-93,093
Internal turnover of accounts payable	620	-762	-107,151
	621	-511	-106,978
	627	-251	-173
	512		
Internal turnover of accounts receivable	240	-762	-107,151
	241	-511	-106,978
	245	-251	-173
	242		
	253		
Internal dividends	470	523	3102
	480	-523	-3102
Subsidiaries' losses	320		-10,415
Additional capital of subsidiaries	420		-10,415

Minority interest in financial results of OJSC "Surgutneftegas" as of January 1, 2000

Entity / Items	No. line	Total		Surgutneftestroy		Neft Consulting		Surgut Investments		Invest Zashchita	
		for the reporting period	for the same period of the previous year	for the reporting period	for the same period of the previous year	for the reporting period	for the same period of the previous year	for the reporting period	for the same period of the previous year	for the reporting period	for the same period of the previous year
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	10	73,087	0	70,512		2,584		-9			
Cost of goods, products, works, services sold	20	81,080	0	78,813		2,267					
Commercial expenses	30	0	0								
Management expenses	40	96	0			96					
Sales profit (loss) (lines 010-020-030-040)	50	-8,089	0	-8,301	0	221	0	-9	0	0	
Interests receivable	60	3	0			3					
Interests payable	70	0	0								
Income from participation in other organizations	80	578	0	39		3				536	
Other operating revenues	90	689		689							
Other operating expenses	100	2018	0	2,007		9				2	
Profit (loss) from financial and economic activities (lines (050+060-070+080+090-100))	110	-8,837	0	-9,580	0	218	0	-9	0	534	
Other non-sales income	120	7	0	7							
Other non-sales expenses	130	1220	0	877		1				342	
Profit (loss) (lines (110+120 – 130))	140	-10,050	0	-10,450	0	217	0	-9	0	192	
Profit tax	150	66	0			65				1	
Diverted funds	160	-44	0	-44							
Minority interest	165	-10,072	0	-10,406	0	152	0	-9	0	191	
Retained profit (loss) of the reporting period (lines (140–150-160))	170	-10,072	0	-10,406	0	152		-9		191	

Minority interest in charter capital calculated for consolidated financial statements of OJSC "Surgutneftegas" as of January 1, 2000

thousand RUR

Constituents of capital	Balance Line	Total		Surgutneftestroy		Neft Consulting Limited		Surgut Investments		Invest Zashchita	
		01.01.00	01.01.01	01.01.00	01.01.01	01.01.00	01.01.01	01.01.00	01.01.01	01.01.00	01.01.01
Charter capital	410	29,206	29,206	17,416	17,416	2	2	12	12	11776	11776
Additional capital	420	62,987	62,987	16,311	16,311	240	240	24	24	46412	46412
Reserve capital	430	00	00						0		
Accumulation fund	440	00	00						0		
Pr. retained profit	470	621	557			130	125	5		486	432
Retained profit of the report	480	00	343				152	00			191
Minority interest		**92,814**	**93,093**	**33,727**	**33,727**	**372**	**519**	**41**	**36**	**58,674**	**58,811**

APPENDIX

Financial statements for 2000

REGULATION
"ACCOUNTING POLICY OF OJSC "SURGUTNEFTEGAS" FOR 2000"
(as amended in wording of Order No. 290 of OJSC "Surgutneftegas" as of 22.03.2000)

Chapter 1.

INTRODUCTION.

The aim of the Regulations "Accounting Policy of OJSC "Surgutneftegas" for 2000" is to ensure the unity of accounting principles in OJSC "Surgutneftegas" as a whole and in its structural units as well as to guarantee reliability of all accounts including operational, accounting reports. The present Regulations set out all key aspects of the accounting policy: aspects of organization, structure, standards, methods, and technique. The Regulations have been drawn up in compliance with the requirements of the accounting, financial and tax law of the Russian Federation on the basis of the following normative documents:

Federal Law No. 129-FZ "On Accounting" of November 21, 1996 (in wording of Federal Law No. 123-FZ of July 23, 1998);

Federal Law No.3615-1 "On exchange regulation and exchange control" of October 09, 1992;

Accounting and Reporting Regulations in the Russian Federation approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998;

Business Account Card of enterprises and Instructions for Use thereof approved by Order No. 56 of the Ministry of Finance of the USSR of November 1, 1991, as amended by Order No. 173 of the Ministry of Finance of the Russian Federation of December 28, 1994, Order No. 81 of the Ministry of Finance of the Russian Federation of July 28, 1995, Order No. 31 of the Ministry of Finance of the Russian Federation of March 27, 1996, Order No. 15 of the Ministry of Finance of the Russian Federation of February 17, 1997;

Accounting Regulations "Accounting Policy of an Enterprise" PBU 1/98 approved by Order No. 60n of the Ministry of Finance of the Russian Federation of December 9, 1998;

Accounting Regulations "Assets and Liability Records the Cost of which is in a Foreign Currency" PBU 3/2000 approved by Order No.2n of the Ministry of Finance of January 10, 2000;

Accounting Regulations "Reporting of an Enterprise" PBU 4/99 approved by Order No. 43n of the Ministry of Finance of the Russian Federation of July 6, 1999;

Accounting Regulations "Inventories Accounting" PBU 9/58 approved by Order No. 25n of the Ministry of Finance of the Russian Federation of June 15, 1998;

Accounting Regulations "Fixed Assets Accounting" PBU 6/97 approved by Order No. 65n of the Ministry of Finance of the Russian Federation of September 3, 1997;
Instructions for Fixed Assets Accounting approved by Order No. 33n of the Ministry of Finance the Russian Federation of July 20, 1998;
Accounting Regulations "Events after Reporting Date" PBU 7/98 approved by Order No. 56n of the Ministry of Finance of the Russian Federation of November 25, 1998;
Accounting Regulations "Conventional Facts of Economic Activity" PBU 8/98 approved by Order No.57n of the Ministry of Finance of the Russian Federation of November 25, 1998;
Accounting Regulations "Earnings of an Enterprise" PBU 9/99 approved by Order No.32n of the Ministry of Finance of the Russian Federation of May 6, 1999;
Accounting Regulations "Losses of an Enterprise" PBU 10/99 approved by Order No.33n of the Ministry of Finance of the Russian Federation of May 6, 1999;
Accounting Regulations "Information on affiliated entities" PBU 11/2000 approved by Order No.5n of the Ministry of Finance of the Russian Federation of January 13, 2000;
Accounting Regulations "Segment breakdown" PBU 12/2000 approved by Order No.11n of the Ministry of Finance of the Russian Federation of January 27, 2000;
Order No. 4n of the Ministry of Finance of the Russian Federation "On Forms of Accounting of an Enterprise" of January 13, 2000;
Regulations on expenses for production and sales of products (work, services) included in the cost of products (work, services) and on the order of forming financial results for taxation of profit, No. 552 of August 5, 1992, as amended and added;
Enactment No. 1072 of the Council of Ministers of the USSR "On Standard Depreciation Charges for Complete Restoration of Fixed Assets of National Economy of the USSR" of October 22, 1990;
Instructions for Inventory of Property and Financial Obligations approved by Order No. 49 of the Ministry of Finance of the Russian Federation of June 13, 1995;
as well as other normative documents adopted in compliance with the current legislation.
The order of enforcement of normative acts and cooperation among structural units are set forth in Regulations "On the Order of Presentation in Records of Mutual Settlements and Business Transactions by Structural Units of OJSC "Surgutneftegas" Using the Common Settlement Account and by Structural Units of OJSC Having Settlement Accounts" (Appendix 1); in accounting standards in structural units, the Order of oil and gas production cost accounting and calculation of actual product cost in oil and gas production divisions of OJSC "Surgutneftegas" per oil fields approved by Order No. 1246 of December 15, 1998; in The Order of Presentation in Records and Accounting Reports of Transactions Related to the Enforcement of Law "On Stimulation of Advanced Commissioning of Oil Fields on the

Territory of Khanty-Mansiysky Autonomous Okrug" approved by Order No. 575 of April 25, 1999;
in the Order of Recording in Invoice Accounting Books When Paying Value-Added Tax in OJSC "Surgutneftegas" approved by Order No. 1301 of December 30, 1996, as amended and added.
Accounting methods chosen by the Joint Stock Company when shaping the current accounting policy start being applied on the date approved by the corresponding order across OJSC "Surgutneftegas" and are binding for application by all structural units of OJSC "Surgutneftegas" including those having settlement accounts.
The accounting policy is added or amended if:
the enterprise is reorganized (in cases of a merger, a split-off, or an affiliation),
owners are changed,
the laws of the Russian Federation or the system of normative regulation of accounting of the Russian Federation are amended,
new accounting methods are worked out.

Charter II.

ORGANIZATIONAL STRUCTURE OF OJSC "SURGUTNEFTEGAS"

OJSC "Surgutneftegas" is a legal entity carrying out those types of activities which are stipulated by the Charter, keeping an independent balance, consisting of structural units, focused on achieving its goal of earning a profit.
Structural units are non-separated units of OJSC "Surgutneftegas", which do not form legal entities and are a constituent part of the Company. To organize and maintain intra-company records and accounts, they keep separate balances. Separate balances are drawn up by structural units without any system of indicators that show the financial performance of the unit for such indicators are the prerogative of a legal entity. The activities of structural units comply with the approved Regulations on a structural unit.
Structural units involved in core activities are those involved in oil and gas production, ensuring oil and gas production, maintaining production facilities.
Structural units of non-core activities are those of social, cultural, sports, recreational, and educational spheres as well as those maintaining housing stock (Appendix 2).
Non-production sphere includes separate structures or culture-focused institutions financed at the expense of profit left at the disposal of OJSC "Surgutneftegas".
Construction structural units are those involved in capital investments in the form of construction and well drilling (Appendix 2).
Management personnel of OJSC "Surgutneftegas" carries out the general management of the Company's operations. It includes the complex of administrative and management services that fulfill the centralized functions of providing the Company's financial and economic activity. Management

personnel draws up consolidated financial statements that show the property status and the financial position of OJSC "Surgutneftegas" as of a certain reporting date and can be presented in the established order for internal and external public use.

The Company's organizational structure is characterized by a number of non-separated structural units, which use both the common settlement account and their own settlement accounts in banks, and that influences the choice of the accounting policy.

Structural units act for and on behalf of OJSC "Surgutneftegas" within the responsibility of OJSC "Surgutneftegas" and possess settled property belonging to OJSC "Surgutneftegas". Heads of structural units are appointed by Director General of OJSC "Surgutneftegas" and act on the basis of powers of attorney granted to them and on the regulations on a structural unit. Heads of structural units that have settlement accounts are entrusted with transferring taxes and charges related to their scope of activity in the name of OJSC "Surgutneftergas".

Chapter III.

PRIORITY TASKS OF BUSINESS ACCOUNTING OF OJSC "SURGUTNEFTEGAS"

The priority tasks of business accounting of OJSC 'Surgutneftegas" should include the following:

to form complete and reliable information on the Company's activity and its property status, which is necessary for external and internal users of accounting reports;

to use material, labor and financial resources in compliance with the approved norms and estimates;

to prevent negative results of economic activity and to find internal reserves to maintain financial stability;

to regulate the mechanism of transfer of expenses, work, services and inventory holdings from one structural unit to another;

to ensure higher efficiency of accounting information on revenues and expenses of the OJSC "Surgutneftegas" in the context of types of activities and structural units;

to centralize business and tax accounting of financial results of the Company.

To carry out these tasks, the following rules are established:

on behalf of the Company, management personnel effects and records the sale to third parties of main kinds of products (oil and gas) as well as all the other kinds of products (work, services) and property;

management personnel defines the cost of gross and tank oil and gas produced by OJSC "Surgutneftegas"; the cost is then distributed among the kinds of produced products according to the order established in Appendix to Order No. 1246 of OJSC "Surgutneftegas" of December 15, 1998 "The Order of oil and gas production cost accounting and calculation of actual product cost in oil and gas production divisions of OJSC "Surgutneftegas" per oil fields"

financial results of the Joint Stock Company's activity are also formed in the centralized order: from sale of products (work, services), from operation, non-sales and extraordinary transactions;
within Joint Stock Company some structural units of the Company use work, services and inventories of the other structural units of the Company having or not having settlement accounts to perform any type of activity, that is considered to be intraproductive turnover (without VAT charging). Inventories are transferred at the cost of inventories having been purchased first (FIFO), excluding those included into R/2 and being transferred at average cost. Finished goods, performed works and services are transferred through target accounting prices and deviations;
Intraproproductive turnovers among structural units having or not having settlement accounts are not included into the independent balance of OJSC "Surgutneftegas";

Chapter IV.

ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

Section 1. Fixed Assets Accounting:

1.1 Fixed assets include the part of the property which is used as means of labor to produce products, perform works, render services or to manage, the useful life thereof is more than 12 months. Means of labor listed in the All-Russia classifier of fixed assets approved by Enactment No. 359 of the State Committee of the Russian Federation on Standardization, Metrology and Certification of December 26, 1994, are included in fixed assets regardless of their cost.
1.2 Initial cost of fixed assets acquired for money (including used fixed assets) is considered to be the sum of actual costs of acquisition, construction and manufacturing, excluding VAT and other reimbursable taxes and charges, except for cases when their inclusion in fixed assets' cost is provided for by law. Since January 1, 1999, fixed assets accounting is done in figures rounded off up to rubles. When the cost is written off from Account 08 "Capital investments" to Account 01 "Fixed assets" the round-off difference is to be put to Account 80 "Profit and loss".
1.3 Fixed assets received under deeds of a gift or in any other way on a gratis basis are recorded at their market value. Information on their market value is to be received in written form (from mass media, expert appraisal, information from manufacturers or Russian Statistical Agency). The cost of received fixed assets is included in non-sales income. Charges for delivery of the above-stated fixed assets are considered as capital costs and attributed by receiving organizations to the initial cost of fixed assets.
1.4 Initial cost of fixed assets contributed as charter capital installments is considered to be their money value agreed upon by the Company's

constitutors. This property is delivered at the expense of OJSC "Surgutneftegas".

1.5 Fixed assets received under lease contracts are included in the off-balance account 001 "Leasehold fixed assets" (except for assets received under finance lease contracts, property is passed to a lessee when received) in the amount indicated in lease contracts.

1.6 Costs related to purchase of publications (books, booklets, magazines, etc.), which are to be used when producing goods, performing work and rendering services, for organization management, are shown as a part of administrative expenses. In structural units with library stocks, copies of publications are included in the accounting in the debit side of account 01 "Fixed assets" in the correspondence with the credit side of account 87 "Additional Capital".

1.7 Initial cost of fixed assets remains invariable except for the following cases:

revaluation (as of January 1 of the reporting year) of fixed assets according to the indexes published by Russian Statistical Agency on the basis of resolutions of the Government of the Russian Federation, or by direct recalculation at documented market prices;

completion;

reconstruction;

installation of additional equipment;

partial liquidation.

The results of increase (decrease) in the cost of objects for production and non-production activities due to revaluation are shown in the debit (credit) of account 01 "Fixed assets" in correspondence with the credit (debit) of account 87 "Additional capital".

1.8 Initial cost of fixed assets is redeemed through depreciation under the straight-line method in conformity with depreciation rates for full recovery provided for by the current legislation, approved by Enactment No. 1072 of the of the Council of Ministers of the USSR of October 22, 1990, starting with the first date of the month following the month when the asset was accepted for accounting; depreciation is calculated till the cost of the asset is redeemed in full, or till this asset is withdrawn from accounting. Accelerated depreciation is to be applied as necessary and in accordance with the list of high-technology industries as well as efficient machines and equipment acknowledged by the federal bodies of executive authority. Initial cost of non-production fixed assets is redeemed through depreciation at the expense of OJSC "Surgutneftegas".

1.9 Depreciation is not charged as per the following fixed assets:

items in the warehouses of the Central Pipe Control Shop and the Plant for Equipment Completion, Production and Technical Services, that were purchased to provide structural units; fixed assets in structural units designed for installation into facilities under construction;

facilities which have not been commissioned and are objects of capital construction or parts thereof;

lands and natural objects;

livestock, buffalos, oxen and deer;
perennial plants that cannot be exploited yet;
books, booklets and publications;
items related to film stock and stage production means;
items of housing stock;
external accomplishment objects and other similar objects of forestry and road services;
specialized navigation facilities (since January 1, 1998 – 33n);
mobilization capacities unless otherwise provided for by the law of the Russian Federation (since January 1, 1998 – 33n);
facilities under reconstruction and modernization according to the directions of Director General of OJSC "Surgutneftegas";
fixed assets (including wells), which have been laid up for more than three months according to the directions of Director General of OJSC "Surgutneftegas";
during the recovery of fixed assets that lasts longer than 12 months, if OJSC "Surgutneftegas" adopted a resolution on their recovery after January 1, 1998;

1.10 Depreciation is charged at the end of the year on the off-balance account 014 "Housing stock depreciation" as to housing stock and on account 015 "Depreciation of external accomplishment objects and other similar objects" as to external accomplishment objects.

1.11 As to housing stock, which is used to derive an income and reported at the account of profitable investments in property (account 03), depreciation is charged in the generally established order.

1.12 Fixed assets that have become worthless due to full or partial depreciation are written off by structural units in the order established by OJSC "Surgutneftegas".

1.13 Profit (losses) due to writing-off of fixed assets from the balance sheet is reported in the accounts in that reporting period to which it relates through financial results of OJSC "Surgutneftegas" (account 80) included in operating profit (expenses). Material values being the remainder after the liquidation of fixed assets are debited at market prices while amounts are included into financial results.

1.14 Excluded.

1.15 Expenses for all kinds of repairs (current, medium and complete) are put to the cost per corresponding expenses of the current reporting period when they appear.

1.16 Transfer of fixed assets from one structural unit to another is considered to be internal transfer and requires a delivery and acceptance act of Form OS-1 (a waybill). At the end of the year a verification act on fixed asset internal transfer is made out to Form 11 (Appendix 6).

Section 2. Intangible Assets Accounting:

2.1 Intangible assets include income-generating rights arising from copyright and other agreements for products of scientific research, works of literature,

art and objects covered by associated rights, software, databases...; patents for inventions, production samples; certificates for usable models, trademarks and service marks or licence agreements for the use thereof; from the "know-how" rights and etc. Intangible assets also include acquired apartments within housing stock. The useful life of intangible assets shall exceed 12 months.

2.2 Intangible assets are included in the accounting in cost terms, so are fixed assets.

2.3 The cost of objects of intangible assets is written off with the application of straight-line method of amortization grounded on standards calculated on a useful life basis of thereof. Amortization rate of intangible assets with a useful life being impossible to establish is deemed 20 years beginning from January 1, 2000.

2.4 Depreciation of apartments is written off annually at off-balance account 014 "Depreciation of housing stock".

2.5 Intangible assets are not amortized:

if they were received as a result of a deed of a gift and free of charge during privatization, if they were acquired with budget of authorizations (in the amount of these funds) which were included into accounting from January 1, 1999 (34n), that causes the analytical records of intangible assets to be performed by sources of finance;

Section 3. Inventory Accounting:

3.1. Inventories are recorded based on their actual cost with Provision on Cost Structure No. 0052 as of August 5, 1992 (Item 6) used as a guiding principle. Inventories acquisition and storing is to be accounted for without using account 15 "Materials acquisition and storing" and account 16 "Material cost variance".

3.2. Actual cost of inventories being purchased in foreign currency as a part of the importation is determined in rubles based on Central Bank of RF exchange rate on the date when title for purchased inventories is transferred. Cost of inventories also includes documented custom expenses, duties and fees, delivery, loading and storage expenses, etc. VAT paid to customs authorities for inventories purchased is charged to standard budget payments, except when law directly requires the VAT to be included in the cost of inventories.

3.3. In-house made finished goods (except crude oil and oil products) is debited based on planned-calculated prices except optional and other equipment without installation required which is accepted for accounting on an actual costs basis.

3.4. Inventories excluding equipment for installation and nondurable producer goods with price decreased within the year or inventories that became obsolete or partially lost their initial quality are reported in the balance sheet at the end of the reporting year at the potential sale price

provided it is lower than initial manufacture (acquisition) cost with difference allocated to financial results. Amounts are reported as a part of non-sales expenses. Discount is made based on inventory auditing.

3.5. Paid inventories without title being transferred under concluded agreement are reported in debit of account in accounts record. Paid but not received inventories with transferred title are accepted for reporting to the debit of account in record of inventories (10, 12, 07...) control account "Inventories in transit" based on the documents confirming title passing.

3.6. Inventories recorded by R/2 System are written off to production and are transferred between structural units at production cost but those accounted for by ATKBU (Automated Technology of Complex Accounting) are reported at production cost of inventories acquired first (FIFO method).

3.7. Nondurable producer goods include items with useful life less than one year regardless of their cost and means of labor with cost less than the amount fixed by law of Russian Federation (100 minimum wages), irrespective of service life.

3.8. Cost of nondurable producer goods not exceeding one-twentieth of fixed limit per item are written off the balance as soon as they are handed over for operation. In this connection, for these items to be safe while exploited, a quantitative records management of their turnover is to be arranged.

3.9. Depreciation of overalls, specialized footware distributed to the staff, temporary (nontitle) constructions that were commissioned after January 1, 1999 is charged using line method and at rates estimated based on service life starting with the month when nondurable producer goods were commissioned. Depreciation of bedding items is charged starting with the month when they were commissioned using line method at rates fixed by "Unified Depreciation Rates for Complete Renewal of National Economy Fixed Assets" No.1072 as of October 22, 1999.

Drilling pipes included in nondurable producer goods and cutters are depreciated in proportion to amount of work performed and in the order stipulated by Appendix 7.

Nondurable producer goods not mentioned above transfer their cost to produced goods by percentage method depreciation at the rate of 100% of initial cost when these goods are commissioned or handed over for production.

Initial cost of nondurable producer goods used for non-production purposes is written off by depreciation with internal funds of OJSC "Surgutneftegas".

3.10. Nondurable producer goods that were not completely depreciated are written off the balance through additional depreciation up to 100% from production cost.

3.11. Stocks of materials and capital equipment resulted from liquidation of nondurable producer goods are debited at market prices with amounts reported in financial results.

3.12. Used nondurable producer goods are handed over between structural units together with accrued depreciation.

3.13. Soap and gauntlets are distributed to staff and written off to production cost at fixed rates based on the number of man-days performed within a month.

Section 4. Property Accounting:

4.1. Third-parties transfer property including fixed assets, intangible assets and inventories without compensation through headquarters of OJSC "Surgutneftegas" with balance value and accrued depreciation of the property transferred via settlement center by structural units.

4.2. The initial cost of property acquired in the result of exchange for other property other than cash is the cost of property transferred or subject to handing-over. Cost of transferred property or property subject to hanging-over is fixed based on the price usually used to determine the cost of similar property under comparable circumstances.

4.3. Cost of the property shall include differences in sums resulting from property acquisition, its delivery and storage.

Section 5. Securities Accounting:

Securities are recorded pursuant to the law in force. Securities of other issuers are recorded in the sum of actual acquisition cost. Analytical accounting is based on types of securities. In case issuers' securities are disposed (sold, exchanged, etc.) the write-off is based on cost of every single share. Losses from sale of outstanding securities at the price no less than the fixed price fluctuations limits shall be charged to reduction of income from sales of corresponding securities. Losses from operations with non-marketable and non-outstanding securities shall be charged to reduction of income from sales of this type of securities.

Section 6. Formation and Use of Reserves:

For the future expenses and payments to be evenly included in the cost of produced goods (works, services) the reserves on account credit 89 "Reserves for future expenses and payments" are to be formed as follows:

structural units engaged in the ordinary activities and construction structural units accrue monthly reserves for future vacation allowances based on a standard practice taking into account standard medical insurance contributions and contributions for Social Insurance Fund of RF, Pension Fund of RF and State Employment Fund of RF. This reserve at the end of the

reporting year is subject to compulsory inventory based on the number of unused vacation days, average daily amount of wage payments (using fixed methods of average wage calculation for charging vacation allowance) and obligatory contributions to the above-mentioned funds. Discrepancies discovered in reserve accruing are to be corrected from production cost at the end of the year. In case an employee moves from one structural unit to another, compensation for an unused vacation is to be transferred with a letter of advice in the form of non-budget payments reserve through settlement center to a new place of employment. Vacation allowances of employees with wages financed from Consumption Fund are paid from the same fund without forming reserves. Structural units not engaged in the ordinary activities do not form reserve for future vacation allowances and charge their expenses to production costs. Construction structural units form monthly reserves for erecting temporary (title) structures, provided that funds are included in the estimate for facilities construction. Allocation estimated on the bases of the provisional cost for erecting such constructions is effected by including it into overhead expenses. Funds in reserve are accounted with the view of facilities intended for construction. To determine if the reserve for every project is allocated correctly and on reasonable grounds an inventory is to be performed at the year end. In case the formed reserve lacks funds it is additionally allocated from the production cost of construction-and-assembling operations. In case the project reserve is overallocated the excess allocation entry is reversed;

for bonus payments by the year end results.

Section 7. Formation of Cost:

7.1 OJSC "Surgutneftegas" headquarters determine the cost of gross and tank oil and gas. Methods stipulated in Appendix 5 are used to allocate charges between oil and gas production cost.

Costs across oil fields are accounted in accordance with developed "Order of expenses accounting in oil and gas production and production cost calculation in OJSC "Surgutneftegas" oil producing units" based on OJSC "Surgutneftegas" Order No. 1246 as of December 15, 1998.

As a part of incentive taxation, separate accounting of expenses across oil fields is performed pursuant to the "Order of operations reporting relevant to the Law "On promoting accelerated commissioning of oil fields in Khanty-Mansiysky Autonomous Okrug" based on Order No. 575 of OJSC "Surgutneftegas" as of April 24, 1999.

Pursuant to the current law, OJSC "Surgutneftegas" headquarters perform separate accounting of export expenses as provided by OJSC "Surgutneftegas" standard No 21 "Oil and gas cost and sale accounting". Appendix 4 contains method of VAT calculation required for compensations from budget based on products sold for export. Oil produced from wells idle as of January 1, 1999 is to be accounted separately for every

field on a monthly bases on the grounds of beneficial duty treatment stipulated by Decree of RF Government No 1213 "On commissioning of idle, monitor and shut-in wells at oil fields" as of October 1, 1999.

7.2. Expenses incurred within the current month but related to the future periods are reported in the account 31 "Deferred expenses" and included in the cost of the goods (works, services) of the reporting period they belong to (seasonal works, paid advances for works (services), expenses for production preparation and development, subscription payment for normative and technical periodicals related to the operation of the structural unit, tuition payment, payments for non-exlusive property rights for software use, advertisements placed for a period exceeding one month, expenses for disposal of fixed assets, payments under leasing agreement in case of advanced buy-out, license payments and property insurance).

7.3. Expenses for maintaining the production process including supply of raw materials, fuel, tools and equipment, materials, other means and subjects of labor (expenses of the Central Pipe Control Shop, the Plant for Equipment Completion, Production and Technical Services) are distributed monthly among structural units in proportion to the valuables supplied within the reporting month. No later than on the 10th day of the month following the reporting month the Central Pipe Control Shop, the Plant for Equipment Completion, Production and Technical Services transfer collected and distributed costs for production to structural units via settlement center. Construction structural units include these expenses related to the cost of received materials, nondurable producer goods in transportation and procurement expenses (44...), Trade and Production Division includes these expenses in distribution costs (44...), structural units engaged in the ordinary and non-ordinary activities include these expenses in general production expenses. All structural units include expenses related to cost of the received fixed assets in general production expenses, those related to the cost of the received equipment are included in expenses for equipment storage and transfer (07.3) and those related to the cost of received goods are included in distribution costs (44...).

7.4. In case actual costs vary from estimated prices related to the turnover of the structural units engaged in the ordinary activities the variance is transferred to OJSC "Surgutneftegas" headquarters to be charged to oil and gas production cost. Variance related to the turnover construction structural units, structural units of non-ordinary activity and in non-production sphere is transferred directly to the structural units that received the works to be charged to the same sources where the main amount was charged.

7.5. Production cost includes incentive bonuses paid under system provisions approved by OJSC "Surgutneftegas".

7.6. The structural units applying integrated R/2 system to form and distribute the cost of produced goods (works, services) use balance account 32.

Section 8. Determination of Sales Proceeds

8.1. For the purposes of accounting, we regard revenues from sales of products, works, services, goods and property of OJSC "Surgutneftegas" to other organizations and natural persons as per shipment of products (works, services etc.) and against presentation of payment documents.
8.2. For the purposes of taxation we regard revenues from sales of products (works, services) as per payment except as otherwise provided by legislation. If dealing with cashless settlement as the finances for the products (works, services) proceed to the accounts with the banks, if paying in cash as the finances proceed to the cash desk, if dealing with mutual settlement - after the act of mutual compensation is signed, if dealing with barter transactions - as the right of ownership transfers to OJSC "Surgutneftegas".
8.3. Production of goods (excluding oil and gas), services rendered and deviations discovered are accounted by Account 37 "Production of goods (works, services)".

Section 9. Determination of Financial Results and Use of Profit

9.1. The profit or loss from the activities stipulated in the Charter is determined throughout the Company as a difference between revenues from sales of goods (works, services) less VAT, excise duties and other taxes and compulsory payments and the cost of the products (works, services), goods (PBU4/99) sold. When dealing with export goods the Company excludes export levies and duties.
9.2. Operating revenues are reported as follows:
income from participation in the charter capitals of other organizations (including interests and other incomes on securities), profit from cooperation (as per contract of society in participation), interests from the bank using the funds on the accounts of OJSC "Surgutneftegas" with this bank - as the funds proceed to the current account;
income from granting the assets for rent (granting on lease), income from rights arising from patents for inventions, production samples and other types of intellectual property, granted for rent, interests from funds granted for use as these interests are accrued (depending on the contract, e.g. monthly);
profit from sales of fixed assets and assets other than cash (excluding foreign currency) - as the right of ownership transfers.
9.3. Non-sales revenues are reported as follows:
Fines, penalties, forfeits for breaching contracts, compensation for losses - as they are awarded
Previous years profit discovered in the reporting year - as it is discovered:
Accounts payable and depositor liabilities with the elapsed period of limitation - at the date of termination of limitation period;
The assets received free of charge (including those under deed of a gift) - at the moment of acceptance;
The amounts from additional valuation of assets (excluding non-current assets) - at the date of revaluation;
Other non-sales revenues - as they emerge.

9.4. Extraordinary revenues, arising as a consequence of a natural calamity, fire, accident, nationalization etc.; profit from insurance indemnity received, cost of material values remaining after the assets unfit for repair and further usage have been written off etc. - are reported as they emerge.

9.5 Operating expenses are recorded in the following order:

expenses related to granting of assets for temporary use subject to payment;

expenses related to assignment (subject to payment) of rights arising from patents for inventions, production samples and other kinds of intellectual property - as it is charged, on the basis of agreements signed (once a month, once a quarter - ...);

losses related to the sale, retirement and other writing-off of fixed assets and assets other than cash funds (except for foreign currency) - as the right of property is assigned or as it arises;

expenses related to payment for services of credit institutions, interests paid for granting of cash funds (loans and borrowings) to their use, in accordance with contract terms and conditions;

expenses related to participation in charter capitals of other organizations, when drawing from a settlement account, taking property off the balance;

other operating expenses as they arise.

9.6 Non-sales expenses are recorded in the following order:

fines, penalties and forfeits for the breach of contracts, expenses connected with compensation for damages caused to other organizations as they are imposed or accepted in the amounts that were awarded by the court or accepted by OJSC "Surgutneftegas";

the amounts of accounts receivable with the period of limitation expired, as of the date when the period of limitation expired;

other debts that cannot be recovered, at the end of the year according to the results of the inventory;

the amount of asset reduction (non-current assets excluded), as of the date of revaluation of assets;

losses of prior years accepted in the reporting year, other non-sales expenses (expenses connected with cancelled production orders;

expenses for production without any output;

expenses connected with production capacities and facilities that have been frozen;

losses due to idle time caused externally not compensated for by responsible parties;

losses due to packing operations;

legal expenses and arbitration costs;

expenses related to payment for some taxes and charges;

damages caused by thefts, guilty parties are not determined according to court decisions), as they arise or are accepted.

9.7 Extraordinary expenses arising as consequences of force-majeure (natural disaster, fire, accident, nationalization of property, etc.) are reporting in accounting as they arise.

9.8 The profit left at the Company's disposal is used according to the resolutions of the General Shareholders' Meeting. Accumulation funds and

consumption funds are established from this profit in conformity with charter documents and additional resolutions of the General Shareholders' Meeting.
9.9 On the basis of the resolution of the General Shareholders' Meeting money from centralized funds are spent in the amounts provided for by Collective Agreement of OJSC "Surgutneftegas". Structural units that are not engaged in the main activities and belong to non-production are supplied according to the approved estimates.

Section 10. The Accounting Including Exchange Rate Differences:

The exchange rate differences affect financial figures included in extraordinary income (charges) as the former are being recorded in the accounting, i.e. during the accounting period including the dates when payment obligations are fulfilled of when the accounting statement is prepared.

Section 11. Property and Obligations Inventory:

11.1 It is obligatory to make an inventory prior to drawing up annual accounts, in the case of rotation of persons responsible for material resources (routine matters acceptance/transfer day), if there are established thefts, embezzlement or misapplication as well as damages to valuables (immediately after the facts have been established), after a fire or natural disaster, in the case of closing down a structural unit and in some other cases.
11.2 Drawing up annual accounts shall be preceded by inventory of balance sheet items performed during the following periods of time:
fixed assets and intangible assets - as of October 1 of the reporting year;
construction in progress - as of December 1 of the reporting year;
raw and other material valuables, work in progress and in-house semifinished goods, finished goods at warehouses - as of October 1 of the reporting year;
settlements with banks (concerning settlements and Company's other accounts, borrowed money and etc.) - as soon as a statement of account being the last one in terms of time in the reporting year is received, as for settlement documents which have been transferred to the bank for collection purposes - as of January 1 of the year following the reporting year;
cash, securities and monetary papers - as of January 1 of the year following the reporting year;
tax payments, contributions to budget and non-budget funds, other payments to the State - as of January 1 of the year following the reporting year;
debtors and creditors - as of January 1 of the year following the reporting year.

Section 12. The Estimation of Debts for Borrowings and Loans Received:

As it estimates debts for borrowings and loans received, the Joint Stock Company takes into account outstanding interests which become due in the end of the reporting period and relevant to loan agreements.

Section 13. Budgetary Taxation and Contributions to Non-Budget Funds:

13.1 OJSC "Surgutneftegas" pays all types of taxes to the Budget.
13.2 Tax charges and tax payments are effected in accordance with the legislation of the Russian Federation, normative acts, instructions of the Ministry of Taxes and Levies, as well as in conformity with the Procedure for tax and levy charges established for OJSC "Surgutneftegas".
OJSC "Surgutneftegas" charges and pays the following taxes to the Budget:
VAT;
excise duties;
combustible and lubricant material sales tax;
tax paid by owners of vehicles;
vehicles purchase tax;
road tax;
tax to maintain housing stock and buildings for social and cultural purposes;
municipal militia tax;
educational institutions tax;
property tax;
income tax;
environment pollution charge;
land charge and land rent;
mineral replacement contributions and payment for mineral resources exploitation accompanied by deep-well water extraction;
water using activities charge;
mineral replacement contributions and royalty. Payment for mineral resources exploitation accompanied by sand and peat extraction is charged independently by structural units. Taxes imposed on revenue from sales of goods (work and services) are calculated with the application of the method of revenue determination per payment for the following taxes: VAT, combustible and lubricant material sales tax; mineral replacement tax on oil, road tax, tax to maintain housing stock and buildings for social and cultural purposes.
Income tax is calculated with the application of taxable base determination per payment.
13.3 Non-budget funds contributions are charged independently by structural units. The structural units sharing a single current account forward on a monthly basis data to the headquarters of OJSC "Surgutneftegas" to have contributions transferred in bulk. A remainder from the social insurance fund is transferred to the headquarters of OJSC "Surgutneftegas" after guaranteed grants have been paid.
13.4 Taxes and payments charged by the structural divisions are forwarded to the headquarters of OJSC "Surgutneftegas" within fixed terms to have payments to budget and non-budget funds effected in bulk.

Section 14. Statistical, Operational Reports and Accounting Reporting:

14.1 The accounting report is drawn up for the entire Joint Stock Company, with the bulk and forms approved by the present Regulations. An internal accounting report and operational reports are drawn up within the terms and in conformity with the forms approved by OJSC "Surgutneftegas". A statistical report is drawn up in the bulk, within the terms and in conformity with the forms established by the Russian Statistical Agency.

An annual accounting report is distributed among users in 3 days after it has been approved at the Annual Shareholders' Meeting.

Calculations of taxes are submitted to the State Revenue Inspection within the terms established by the federal laws and by the entities of the RF's legislative acts passed in conformity with those laws and by taxes and levies normative enactments of representative bodies of local self-government.

14.2 To have an independent accounting report of OJSC "Surgutneftegas" drawn up, the structural units submit their own accounting reports in the form approved by the legislation and by OJSC "Surgutneftegas" as well as all necessary information in compliance with the approved schedule of document turnover.

14.3 All business operation conducted in the present reporting period (from 01.01.2000 till 31.12.2000) and confirmed by documents shall be included in the report for 2000.

14.4 Bookkeeping is computerized. Initial documents drawn up in accordance with a form included into the portfolio of unified (standard-type) forms of initial accounting documentation are involved in bookkeeping. Documents a form of which is not included into portfolios are involved in bookkeeping provided their form complies with that approved by the present Regulations. A list of final forms of ledgers for synthetic accounting of structural units applying AKTBU is determined in Appendix 3. The forms are monthly printed on hard copies and processed in a generally established order. A list of analytical accounting forms subject to monthly printing is made up independently by the chief accountant of a structural unit.

14.5 In 2000 all structural units of OJSC "Surgutneftegas" keep analytical and synthetic bookkeeping in rubles and kopecks.

BALANCE SHEET

		Codes
	Form No. 1 by OKUD	0710001
as of **December 31, 2000**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization/ form of ownership: **OJSC**	by OKOPF/OKFS	
Unit of measure: **thousand rubles**	by OKEI	384/385

ASSETS	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
I. FIXED ASSETS			
Intangible assets (04, 05)	110	150,067	1,537,969
patents, licenses, trade marks (marks of service), other similar rights and assets	111	150,067	1,537,969
organisation expenses	112		
Company business reputation	113		
Fixed assets (01, 02, 03)	120	50,173,146	70,331,033
land and natural objects in use	121		
buildings, machinery and equipment	122	50,173,146	70,331,033
Construction in progress (07, 08, 16, 61)	130	3,570,195	6,890,600
Profitable investments in material values (03)	135		
property to be leased	136		
property given under the rent agreement	137		
Long-term financial investments (06, 82)	140	10,418,159	59,681,100
investments in subsidiaries	141	200,929	40,311,916
investments in subordinated entities	142		
investments in other organizations	143		4,370,948
loans granted to organizations for over 12 months	144		1,715,210
other long-term financial investments	145	10,217,230	13,283,026
Other fixed assets	150		
TOTAL for Section I	190	64,311,567	138,440,702
II. CURRENT ASSETS			
Stock	210	7,929,794	13,377,695
raw materials, materials and other similar values (10, 12, 13, 16)	211	4,219,790	8,142,153
livestock (11)	212	24,129	12,076
expenses for goods in process (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	71,625	110,903
commodities and goods for resale (16, 40, 41)	214	454,098	932,482
goods shipped (45)	215	2,191,374	2,220,284
deferred expenses (31)	216	402,448	579,010
other reserves and expenses	217	566,330	1,380,787
VAT for acquired values (19)	220	415,517	468,861
Accounts receivable (payments expected in over 12 months after the reporting date)	230	61,164	25,333
buyers and customers (62, 76, 82)	231	42,320	
bills receivable (62)	232		
due from subsidiaries and subordinated entities (78)	233		
advances granted (61)	234		
other debtors	235	18,844	25,333
Accounts receivable (payments expected within 12 months after the reporting date)	240	18,498,744	10,246,225
buyers and customers (62, 76, 82)	241	4,643,135	6,418,090
bills receivable (62)	242	550,989	
due from subsidiaries and subordinated entities (78)	243		
amounts due from participants (constitutors) for charter capital installments (75)	244		
advances granted (61)	245	1,919,450	3,305,843

other debtors	246	11,385,170	522,292
Short-term financial investments (56, 58, 82)	250	43,716,361	89,336,522
loans granted to organizations for less than 12 months	251		25,010
own shares repurchased from shareholders	252		
other short-term financial investments	253	43,716,361	89,311,512
Cash funds	260	2,447,361	5,412,656
petty cash (50)	261	249	228
settlement accounts (51)	262	1,113,371	3,193,006
currency accounts (52)	263	598,817	1,223,909
other cash funds (55, 56, 57)	264	734,924	995,513
Other current assets	270		
TOTAL for Section II	290	73,068,941	118,867,292
BALANCE (sum of lines 190+290)	300	137,380,508	257,307,994

LIABILITIES	**Line Code**	**The reporting period beginning**	**The reporting period end**
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	410	31,427,993	43,427,993
Additional capital (87)	420	30,875,979	88,399,229
Reserve capital (86)	430	3,411,349	6,514,198
reserves formed in compliance with legislation	431	3,411,349	6,514,198
reserves formed in compliance with charter documents	432		
Accumulation fund (88)	435	21,738,166	44,201,633
Social sphere fund (88)	440	284,665	253,391
Special-purpose financing and receipts (96)	450	2,970,439	7,145,146
Prior year retained profit (88)	460	30,924,875	5,374,167
Prior year retained profit (88) - exchange rate difference basis	461	28,277,795	28,277,795
Expenses from prior year profit (88)	462	(24,171,104)	
Prior year outstanding loss (88)	465		
Profit from ordinary activities of the reporting year (88)	470		64,518,923
Reporting year profit - exchange rate difference basis	471		2,643,938
Expenses from current year profit (88)	472		(44,976,326)
Outstanding loss of the reporting year (88)	475		
TOTAL for Section III	490	125,740,157	245,780,087
IV. LONG-TERM LIABILITIES			
Borrowings and loans (92, 95)	510	184,781	18,101
bank loans due in over 12 months after the reporting date	511	7,220	7,220
borrowings due in over 12 months after the reporting date	512	177,561	10,881
Other long-term liabilities	520		
TOTAL for Section IV	590	184,781	18,101
V: SHORT-TERM LIABILITIES			
Borrowings and loans (90, 94)	610	1,380,700	181,929
bank loans due within 12 months after the reporting date	611	26,700	54,000
borrowings due within 12 months after the reporting date	612	1,354,000	127,929
Accounts payable	620	9,192,532	9,572,356
suppliers and contractors (60, 76)	621	2,438,532	2,853,471
bills payable (60)	622		
due to subsidiaries and subordinated entities (78)	623		
due to employees (70)	624	625,276	1,193,712
due to state non-budget funds (69)	625	406,649	648,358
due to the budget (68)	626	4,793,474	3,643,022
advances received (64)	627	47,381	110,685
other creditors	628	881,220	1,123,108
Profit payment due to participants (constitutors) (75)	630	36,253	373,928
Deferred income (83)	640		1,018
Deferred expenditures reserves (89)	650	845,957	1,380,575
Other short-term liabilities	660	128	

TOTAL for Section V	690	11,455,570	11,509,806
BALANCE (sum of lines 490+590+690)	700	137,380,508	257,307,994

INFORMATION
ON VALUES INCLUDED IN OFF-BALANCE ACCOUNTS

Item	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
Leasehold fixed assets (001)	910	35,272	10,802
including those on leasing	911		
Inventory holdings under bailment (002)	920	133	792
Goods accepted for sale on a commission basis (004)	930		
Debts of insolvent debtors written off to loss (007)	940	6,552	12,802
Received collaterals for liabilities and payments (008)	950	1,242,324	2,647,576
Granted collaterals for liabilities and payments (008)	960		
Housing stock depreciation (014)	970	116,991	122,623
Depreciation of external accomplishment objects and other similar objects(015)	980	11,637	8,839
privatised apartments	990	204,371	212,848
depreciation of objects acquired for the account of budget financing	991	164,964	394,398

PROFIT AND LOSS ACCOUNT

	Codes
Form No. 2 by OKUD	0710002
Date (year, month, day)	
by OKPO	05753490
INN	8602060555
by OKDP	
by OKOPF/OKFS	
by OKEI	384/385

as of **December 31, 2000**
Company: **OJSC "Surgutneftegas"**
Taxpayer identification number
Type of activity: **oil production**
Form of legal organization/ form of ownership: **OJSC**
Unit of measure: **thousand rubles**

All types of activities – as for shipment

Item	**Line Code**	**For the reporting period**	**For the same period of the previous year**
1	2	3	4
I. Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	156,667,032	80,826,957
including those from sales:	011	156,667,032	80,826,957
Cost of goods, products, works, services sold	020	58,955,259	33,905,697
including those sold	021	58,955,259	33,905,697
Gross profit	029	97,711,773	46,921,260
Commercial expenses	030	6,674,606	4,713,004
Management expenses	040		
Sales profit (loss) (lines (010-020-030-040))	050	91,037,167	42,208,256
II. Operating revenues and expenses			
Interests receivable	060	3,951,268	1,945,691
Interests payable	070	23,552	353
Income from participation in other organisations	080	33,083	14,926
Other operating revenues	090	1,798,000	613,251
Other operating expenses	100	11,361,775	1,995,004
III. Non-sales revenues and expenses			
Non-sales revenues	120	1,849,694	196,093
Non-sales revenues (exchange rate difference)	121	5,604,041	9,005,659
Non-sales expenses	130	1,024,402	268,268
Non-sales expenses (exchange rate difference)	131	2,960,103	
Profit (loss) before tax (lines (050 + 060 - 070 + 080 + 090 – 100+120 - 130)	140	86,259,483	42,714,592
Profit – exchange rate difference basis (121-131)	141	2,643,938	9,005,659
Profit tax and other similar compulsory payments	150	21,740,560	11,819,309
Profit (loss) from ordinary activities	160	64,518,923	30,895,283
	161	2,643,938	9,005,659
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170		
Extraordinary expenses	180		
Expenses from reporting year profit	181	44,976,326	24,171,104
Retained profit (loss) of the reporting period (lines (160 + 170 – 180))	190	19,542,597	6,724,179
FOR REFERENCE ONLY: dividends per share preferred	201		
ordinary	202		
Estimated dividends per share in the next reporting year <*> preferred	203		
ordinary	204		

DETERMINATION OF SOME LINES OF PROFIT AND LOSS ACCOUNT

Item	Line Code	For the reporting year		For the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and penalty interests, accepted or liable to exaction due to judicial (arbitration) awards	210	9,291	1,017		1,326
Prior year profit (loss)	220	1,757,004	360,282	89,318	228,097
Compensation for losses inflicted by default or ill performance of obligations	230		514	3,267	157
Exchange rate differences as to operations performed in foreign currency	240	5,176,342	2,960,103	9,005,659	
Deferred accrued revenues (exchange rate differences)	241	427,699			
Reduced cost of inventories at the end of the reporting period	250				
Writing off accounts receivable and accounts payable with the periods of limitation expired	260	7,079	8,120	4,296	4,207

REPORT ON CHANGES IN CAPITAL

		Codes
	Form No.3 by OKUD	0710003
as of **December 31, 2000**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization / form of ownership: **OJSC**	by OKOPF/OKFS	
Unit of measure: **thousand rubles**	by OKEI	384

Item	Line Code	Balance at the beginning of the reporting year	Receipts in the reporting year	Spent (used) in the reporting year	Balance at the end of the reporting year
1	2	3	4	5	6
I. CAPITAL					
Charter (constituted) capital	010	31,427,993	12,000,000		43,427,993
Additional capital	020	30,875,979	57,613,206	89,956	88,399,229
Reserve fund	030	3,411,349	3,102,849		6,514,198
	040				
Prior year retained earnings - total	050	59,202,670	1,990	25,552,698	33,651,962
including:	051				
Prior year retained earnings	052	30,924,875	1,990	25,552,698	5,374,167
Prior year retained earnings – exchange rate difference basis	053	28,277,795			28,277,795
	054				
Accumulation fund	055	21,738,166	39,685,543	17,222,076	44,201,633
Social sphere fund	060	284,665	580	31,854	253,391
Special-purpose financing and receipts - total	070	2,970,439	12,883,682	8,708,975	7,145,146
including those from budget	071	2,198,694	12,300,285	8,067,220	6,431,759
from industry and inter-industry funds	072	168,439	574,889	154,744	588,584
other	073	603,306	8,508	487,011	124,803
Total for Section I	079	149,911,261	125,287,850	51,605,559	223,593,552
II. Total reserves for future expenses	080				
for vacation payments	081	845,957	2,436,530	1,901,912	1,380,575
Total for Section II.	089	845,957	2,436,530	1,901,912	1,380,575
III.Total estimating reserves	090				
Total for Section III	099				

IV. Changes in capital <*>

Item	Line Code	For the reporting year	For the previous year		
1	2	3	4		
Capital at the beginning of the reporting period	100	110,010,319	88,093,914		
Total increase in capital	110	148,003,091	33,424,485		
Including increase through : Additional issue of shares	111	12,000,000			
Revaluation of assets	112				
Increase in assets	113				
Reorganization of a legal person (merger, affiliation)	114				
Earnings which are directly allocated to increase in capital in accordance with accounting rules	115	136,003,091	33,424,485		
Total decrease in capital	120	34,419,858	11,508,080		
Including decrease though: decrease in par value of shares	121				
Decrease in number of shares	122				
Reorganisation of a legal person					

(split-off, separation)	123				
Expenses which are directly allocated to decrease in capital in accordance with accounting rules	124	34,419,858	11,508,080		
Capital at the end of the reporting period	130	223,593,552	110,010,319		

INFORMATION

Item	Line Code	Balance at the beginning of the year		Balance at the end of the year	
1	2	3		4	
1) Net assets	150	122,354,201		238,167,098	
		From budget		From off-budget funds	
		For the reporting year	For the previous year	For the reporting year	For the previous year
		3	4	5	6
2) Received for: expenses for ordinary activities - total	160				
Including:	161				
Capital investments into fixed assets	170	12,300,285	5,509,272	574,889	305,239
Including:	171				
Capital investments financing	172	12,152,265	5,509,272	525,157	288,498
other	173	148,020		49,732	16,741

FLOW OF FUNDS STATEMENT

		Codes
	Form № 4 by OKUD	0710004
as of **December 31, 2000**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization/ form of ownership: **OJSC**	by OKOPF/OKFS	
Unit of measure: **thousand rubles**	by OKEI	

Item	Line code	Amount	Breakdown		
			Current activities	Investment activities	Financing activities
1	2	3	4	5	6
1. Remaining cash at the year beginning	010	2,440,266	x	x	x
2. Total cash received	020	180,787,752	176,721,428	-	4,066,324
including:					
revenue from the sale goods, products, work and services	030	153,627,765	153,627,765	x	x
revenue from the sale of fixed assets and other property	040	2,323,333	2,323,333		
advances received from buyers (customers)	050	11,811,680		x	x
budget of authorization and other target financing	060	9,326	9,326		
without compensation	070				
loans received	080	6,497,600	6,497,600		
borrowings received	085	758,355	758,355		
Dividends, interests on financial investments	090	4,066,324	x		4,066,324
other receipts	110	1,693,369	1,693,369		
3. Total cash aimed at	120	177,817,788	96,147,848	2,552,295	56,546,387
including:					
	130	31,297,323	31,297,323		
	140	11,792,439	x	x	x
payment for purchased goods, payment for work, services	150	10,778,819	x	x	x
remuneration of labour	160	279,427	279,427		
grant of advance	170	7,802,392	7,802,392		
payment of share participation in construction	180		x		x
payment for machinery, equipment and vehicles	190	2,552,295	x	2,552,295	x
financial investments	200	55,889,321			55,889,321
payment of dividends, interests on securities	210	657,066	x		657,066
settlements with the budget	220	39,667,596	39,667,596	x	
payment of interests on loans, borrowings received	230	7,211,865	7,211,865		
other payments, transfers etc.	250	9,889,245	9,889,245		
4. Cash balance at the reporting period end	260	5,410,230	x	x	x

For reference: Total receipts from line 020 on a down payment basis (line 100 data excluded)	270	513,425
including settlements with: legal entities	280	17,612
natural persons	290	495,813
including those using		
cash registers	291	416,587

strict reporting forms	292	81,226
Cash funds transferred from bank to the company's cash in hand	295	416,670
transferred from the company's cash in hand to bank	296	254,449

APPENDIX TO THE BALANCE SHEET

		Codes
	Form № 4 by OKUD	0710004
as of **December 31, 2000**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization/ form of ownership: **OJSC**	by OKOPF/OKFS	
Unit of measure: **thousand rubles**	by OKEI	

1. FLOW OF BORROWED FUNDS

Item	Line code	Balance at the beginning of the reporting year	Received	Repaid	Balance at the end of the reporting year
1	2	3	4	5	6
Long-term loans	110	7,220			7,220
including those not timely repaid	111				
Long-term borrowings	120	177,561	631,075	797,755	10,881
Including those not timely repaid	121				
Short-term loans	130	26,700	6,497,600	6,470,300	54,000
Including those not timely repaid	131				
Short-term borrowings	140	1,354,000	127,280	1,353,351	127,929
including those not timely repaid	141				

2. ACCOUNTS RECEIVABLE AND PAYABLE

Item	Line code	Balance at the beginning of the reporting year	Liabilities appeared	Repaid liabilities	Balance at the end of the reporting year
1	2	3	4	5	6
Accounts receivable:					
Short-term	210	18,498,744	190,559,185	198,811,704	10,246,225
including overdue	211	7,647	983,795	989,428	2,014
including overdue over 3 months	212	7,647	983,795	989,428	2,014
long-term	220	61,164	11,143	46,974	25,333
Including overdue	221				
including overdue over 3 months	222				
From line 220 Amounts due in over 12 months after balance sheet date	223	61,164	11,143	46,974	25,333
Accounts receivable:					
Short-term	230	9,192,532	254,289,700	253,909,876	9,572,356
including overdue	231	12,791	224,042	202,228	34,605
Including overdue over 3 months	232	12,791	224,042	202,228	34,605
long-term	240				
including overdue	241				
including overdue over 3 months	242				
From line 240 amounts due in over 12 months after balance sheet date	243				
Collaterals:					

received	250				
including those from third parties	251				
granted	260				
Including to third parties	261				

INFORMATION RELATED TO SECTION 2

Item	Line code	Balance at the beginning of the reporting year	Liabilities appeared	Repaid liabilities	Balance at the end of the reporting year
1	2	3	4	5	6
1) Flow of bills					
Bills granted	262				
including overdue	263				
Bills received	264	550,989	1,285,278	1,836,267	-
including overdue	265				
2) Accounts receivable per supplied products (work, services) on an actual cost basis	266	2,191,374	35,843,900	35,814,990	2,220,284

3) The list of debtors with the highest amounts due

The name of an enterprise	Line code	Balance as of the end of the reporting year	
		total	Including 3 month overdue
1	2	3	4

4) The list of creditors with the highest amounts due

The name of an enterprise	Line code	Balance at the end of the reporting year	
		total	Including 3 month overdue
1	2	3	4

3. DEPRECIABLE PROPERTY

Item	Line code	Balance at the beginning of the reporting year	Received (put into operation)	Retired	Balance at the end of the reporting year
1	2	3	4	5	6
1. INTANGIBLE ASSETS					
Intellectual (industrial) property rights and objects	310	108,259	1,568,321	123,737	1,552,843
Including rights arising from: Copyright and other agreements for products of scientific research, works of literature and art and objects covered by associated rights, software, databases and other	311	75,270	160,527	2,530	233,267
patents for inventions, production samples, collection attainments, certificates for usable models, trademarks and service marks of license agreements for the use thereof	312	32,989	1,407,794	121,207	1,319,576
From know-how rights	313				
Rights to use separate natural objects	320				
Reorganization costs	330				

Company business reputation	340				
Other	349	50,399	80,025	74,289	56,135
Total (lines 310+320+330+340+349 sum)	350	158,658	1,648,346	198,026	1,608,978
II. FIXED ASSETS					
Agricultural property and natural objects in use	360				
Buildings	361	6,382,744	1,952,499	684,797	7,650,446
Structures	362	72,656,999	12,099,977	3,160,299	81,596,677
Machinery and equipment	363	15,879,023	13,561,568	2,717,618	26,722,973
Vehicles	364	3,383,006	9,776,049	6,830,241	6,328,814
Production and general purpose tools	365	363,452	180,210	88,693	454,969
Draught livestock	366	3,186	1,788	1,029	3,945
Producing livestock	367	13,184	661	13,845	-
Perennial plants	368	21			21
Other types of fixed assets	369	2,878,747	3,851,343	2,559,307	4,170,783
Total (lines 360-369 sum)	370	101,560,362	41,424,095	16,055,829	126,928,628
including: production	371	98,761,279	38,528,828	14,391,849	122,898,258
non-production	372	2,799,083	2,895,267	1,663,980	4,030,370
III. PROFITABLE INVESTMENTS INTO MATERIAL VALUES					
Property to be leased	381				
Property given under the rent agreement	382				
Other	383				
Total (lines 381-383 sum)	385				

INFORMATION RELATED TO SECTION 3

Item	Line code	Balance at year beginning	Balance at year end
1	2	3	4
From line 371, columns 3 and 6:			
leased out - total	387	166,214	186,551
including:			
buildings	388	78,313	44,176
structures	389	1,366	1,560
vehicles	390	5,465	17,683
machinery and equipment	391	81,070	123,132
preserved	392	2,995,543	1,697,786
Amortization of depreciable property: Intangible assets	393	8,591	71,009
fixed assets - total	394	51,387,216	56,597,595
including:			
buildings and structures	395	42,474,276	45,231,574
machinery, equipment and vehicles	396	8,158,875	10,531,674
other	397	754,065	834,347
Profitable investments into material values	398		
For reference::			
Indexation caused by revaluation of fixed assets			
historical (replacement) cost	401		x
amortization	402		x
pledged property	403		
The cost of depreciable property upon which depreciation is not	404	23,613,108	24,638,462

added - total			
Including			
intangible assets	405	50,487	52,372
Fixed assets	406	23,562,621	24,586,090

4. FLOW OF MEANS OF FINANCING OF LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Item	Line code	Balance at the reporting year beginning	Accrued (formed)	Utilized	Balance at the reporting year end
1	2	3	4	5	6
Company's total own resources	410	24,228,580	46,252,432	23,751,276	46,729,736
including: profit kept by the Company at its disposal (accumulation fund)	411	1,152,728	39,685,543	17,184,387	41,653,884
fixed assets depreciation	412	5,075,852	6,502,722	6,502,722	5,075,852
Intangible assets amortization	413		64,167	64,167	
	414				
Total raised funds	420	2,234,077	12,677,422	9,371,141	5,540,358
including: bank loans	421				
other enterprises' borrowed funds	422				
share participation in construction	423	45,000			45,000
from the budget	424	1,476,370	12,152,265	8,75,456	4,876,179
from non-budget funds	425	156,372	525,157	139,436	542,093
other	426	556,335		479,249	77,086
Total own and raised funds (lines 410 and 420 sum)	430	26,462,657	58,929,854	33,122,417	52,270,094
For reference: Construction in progress	440	2,882,154	33,075,703	29,829,736	6,128,121
Investments into subsidiaries	450	200,929	40,111,475	488	40,311,916
Investments into subordinate entities	460				

5. FINANCIAL INVESTMENTS

Item	Line code	Long-term		Short-term	
		At the reporting year beginning	At the reporting year end	At the reporting year beginning	At the reporting year end
1	2	3	4	5	6
Interests and shareholdings in other entitites	510	200,929	44,682,864		
Bonds and other debt obligations	520	12,388	10,840,729		
Advanced borrowings	530		1,715,210	4,060	25,010
Other	540	10,204,842	2,442,297	43,712,301	89,311,512
For reference:					
Bonds and other securities at the market price	550				

6. EXPENSES FOR ORDINARY ACTIVITY

Item	Line code	Reporting year	Previous year
1	2	3	4
Material costs	610	36,568,389	22,387,364
Payroll expenditure	620	5,806,108	3,338,289
Social security deductions	630	1,985,853	1,050,843
Amortization	640	4,121,058	3,671,172

Other expenses	650	17,148,457	6,547,443
Total per expenditure componenets	660	65,629,865	36,995,111
Changes in balances of (increase (+), decrease (-) construction in progress	670	+ 39,278	+ 38,042
Deferred expenses	680	+ 176,562	+ 236,045
Reserves for deferred expenses	690	+ 534,618	+ 521,885

7. SOCIAL SPHERE CONTRIBUTIONS

Item	Line code	Due amount per calculations	Spent	Transferred to funds
1	2	3	4	5
Deductions to state off-budget funds				
Social Security Fund	710	1,187,719	249,084	872,581
Pension Fund	720	3,879,952		3,733,796
Employment Fund	730	200,715		191,693
Medical insurance	740	481,647		459,391
Deductions to non-government pension funds	750		x	
Deductions to non-government pension funds	750			
Insurance premiums on voluntary pension insurance contracts	755			
Average number of employees	760	75,051		
Cash payments and incentives not related to products manufactured, work performed, service rendered	770	2,187,934		
Income generated by shares and contributions into the Company's property	780			

CLARIFICATION TO THE BALANCE SHEET
And to the report on financial results
Of OJSC "Surgutneftegas" for 2000

The accounting statements of OJSC "Surgutneftegas" have been prepared in accordance with the accounting standards of the Russian Federation as per Federal Law of the Russian Federation No. 129-FZ "On Accounting" of November 21, 1996 (as amended on July 23, 1998), "Accounting and Reporting Regulations in the Russian Federation" approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998 (as amended and added on December 31, 1999 and March 24, 2000), «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No. 43n of the Ministry of Finance of the Russian Federation of July 6, 1999, by Order No. 4n of the Ministry of Finance of the Russian Federation of January 13, 2000 «Reporting Forms of an Enterprise».
The balance sheet and the profit and loss account define the status and financial position of OJSC "Surgutneftegas" as of December 31, 2000. Presented data on assets and their sources are confirmed by results of asset inventory and financial results according to the accepted accounting policy (Order No. 1527 of December 30, 1999).
Intangible assets include income-generating rights arising from copyright and other agreements for products of scientific research, works of literature, art and objects covered by associated rights, software, databases; patents for inventions, production samples; certificates for usable models, trademarks and service marks or license agreements for the use thereof as well as acquired separate apartments in available housing.

Intangible assets
thousand RUR

	Balance as of December 31, 2000	Depreciation	Remaining value
Total intangible assets	1,608,978	71,009	1,537,969
Software	233,267		
licenses	1,319,576		
other (apartments)	56,135		

Depreciation of intangible assets is monthly charged to the cost of products (work, services) at the rates calculated on the basis of historical cost and their serviceable lifetime.
Data of the corresponding lines of the balance sheet subsection are given according to remaining value of intangible assets (excluding items of housing and intangible assets on which there are no given data on payment of cost in accordance with the established order).

Subsection "Construction in progress" includes the cost of construction in progress being performed on in-house and contractual basis as well as expenses for geological exploration and drilling activities.

Construction in progress:
thousand RUR

Capital investments in 2000	*33,122,417*
including investments from the Company's own funds	*23,751,276*
from borrowed funds	*9,371,141*
Capital investments in process as of December 31, 2000	*6,128,121*

Historical cost of fixed assets was paid off by amortisation calculated by the straight-line method in conformity with the amortisation rates for full renovation during standard lifetime established by the current legislation.
Revaluation of fixed assets was not performed in 2000.
OJSC "Surgutneftegas" makes short-term (up to one year) and long-term (over one year) investments in profit-generating assets (securities), charter capital of subsidiaries and other companies, state securities (bonds) and deposits.

FINANCIAL INVESTMENTS

Item	*long-term*		*short-term*	
	at the beginning of the year	*at the end of the year*	*at the beginning of the year*	*at the end of the year*
Interests and shareholdings in other entities	*200,929*	*44,682,864*		
Bonds and other debt obligations	*12,388*	*10,840,729*		
Loans granted		*1,715,210*	*4,060*	*25,010*
Other	*10,204,842*	*2,442,297*	*43,712,301*	*89,311,512*

Subsection "Stocks" includes the value of residual stock of raw materials, materials and other similar values, finished goods, goods for resale, shipped goods and deferred expenses. According to the accepted accounting policy, inventories are written off to production at average cost. Item "Shipped goods" shows operations of sales of goods, under commission agreements.

Item	*at the beginning of the year*	*at the end of the reporting period*
Stocks	*7,929,794*	*13,377,695*
including: raw materials, materials	*4,219,790*	*8,142,153*
livestock	*24,129*	*12,076*
expenses for work in progress	*71,625*	*110,903*

finished goods and goods for resale	*454,098*	*932,482*
shipped goods	*2,191,374*	*2,220,284*
deferred expenses	*402,448*	*579,010*
other stocks and expenses	*566,330*	*1,380,787*

The "Accounts receivable" lines show amounts due to the Company from buyers and customers for shipped goods, completed work and rendered services, including amounts due per bills issued for shipped goods, completed work and rendered services, amounts due per contractual issued advances for future settlements, settlements of claims, as well as budget settlements of taxes and duties.

Data on the structure of accounts receivable and its change during the reporting period:

thousand RUR

	31.12.99	*31.12.2000*	*Change*
buyers and customers	*4,685,455*	*6,418,090*	*+1,732,635*
bills receivable	*550,989*		*-550,989*
advances issued	*1,919,450*	*3,305,843*	*+1,386,393*
other debtors	*11,404,014*	*547,625*	*-10,856,389*
TOTAL	*18,559,908*	*10,271,558*	*-8,288,350*

The value added tax on acquired values at the end of the reporting period amounted to a total of RUR 468,861 thousand.

This Item includes amount of value added tax on acquired values, work and services which is subject to charging to decrease in tax amounts to be transferred to budget or decrease in corresponding sources of their cover in accordance with the established order in the next reporting periods.

The "Cash" lines show balances on ruble and foreign currency settlement accounts, petty cash and other monetary resources: letters of credit, cheque books and post stamps.

Item	*at the beginning of the year*	*at the end of the reporting period*
Cash	*2,447,361*	*5,412,656*
including: petty cash	*249*	*228*
settlement accounts	*1,113,371*	*3,193,006*
foreign currency accounts	*598,817*	*1,223,909*
other monetary resources	*734,924*	*995,513*

Charter capital of the Joint Stock Company

The charter capital of the Company as of December 31, 2000 amounts to RUR 43,427,993 thousand. The Charter capital is divided into:

The category of shares	The total size of the issue, thousand shares	Paid charter capital, RUR thousand
Ordinary	35,725,995	35,725,995
Preferred	7,701,998	7,701,998

Par value of a share is RUR 1.

Funds and reserves are established in compliance with the charter documents and the accounting policy adopted by OJSC "Surgutneftegas".
Item "Special-purpose financing and receipts" shows resources received from industry and inter-industry funds for financing designated activities.

Item	Balance at the beginning of the reporting year	Receipts in the reporting year	Expenses in the reporting year	Balance at the end of the reporting year
Total special-purpose financing and receipts	2,970,439	12,883,682	8,708,975	7,145,146
including receipts from budget	2,198,694	12,300,285	8,067,220	6,431,759
from industry and inter-industry funds	168,439	574,889	154,744	588,584
other	603,306	8,508	487,011	124,803

Item "Borrowings" shows outstanding borrowings which are due according to contracts.

Long-term borrowings and loans	As of December 31, 2000
including loans to CJSC "SNGB" (TPU)	7,220
borrowings: SF "Sotsialnaya Zashchita"	10,881
Total:	18,101

Short-term borrowings and loans	As of December 31, 2000
including loans to CJSC "SNGB" (TPU)	54,000
borrowings: "Strakhovoye Obshchestvo SNG" Ltd.	121,929
Administration (TPU)	6,000
Total:	181,929

Item "Accounts payable" shows the current balances due from the Company to suppliers and contractors, due to employees for accrued but not paid wages, due to the budget on all kinds of taxes, including employees' income

tax, due to non-budget funds and due to contractual advances received from other entities.

Type of accounts payable	*December 31, 1999*	*December 31, 2000*	*change*
suppliers and contractors	*2,438,532*	*2,853,471*	*+414,939*
wages	*625,276*	*1,193,712*	*+568,436*
social insurance and social security	*406,649*	*648,358*	*+241,709*
due to the budget	*4,793,474*	*3,643,022*	*-1,150,452*
advances received	*47,381*	*110,685*	*+63,304*
other payables	*881,220*	*1,123,108*	*+241,888*
Total	*9,192,532*	*9,572,356*	*+379,824*

Deferred income as of December 31, 2000 amounts to 1,018 thousand rubles. This item includes funds from holiday vouchers. Provisions for deferred expenses as of December 31, 2000 amount to 1,380,575 thousand rubles.
This item includes provisions for future vacation pays to employees. The procedure of fund reserving effected through cost of production is managed by acts of legislation and other enactments.

In conformity with the financial plan, profit left at the Company's disposal was used to establish funds and reserves.
In the reporting year revenues from sales (work, services) per products forwarded is 93.8% higher than revenues received last year. The higher revenues were brought about by boost in oil production, higher world oil and oil products prices.
The reporting year profit of the Company amounts to 88,903,421 thousand rubles, including:

Item	*2000*	*1999*	*Absolute deviation in sum*
Sales profit	*91,037,167*	*42,208,256*	*+48,828,911*
Interest receivable	*3,951,268*	*1,945,691*	*+2,005,577*
Interest payable	*23,552*	*353*	*+23,199*
Minority interests	*33,083*	*14,926*	*+18,157*
Operating revenues	*1,798,000*	*613,251*	*+1,184,749*
Operating expenses	*11,361,775*	*1,995,004*	*+9,366,771*
Non-sales revenues	*1,849,694*	*196,093*	*+1,653,601*
Non-sales expenses	*1,024,402*	*268,268*	*+756,134*
Pre-tax profit	*86,259,483*	*42,714,592*	*+43,544,891*
For reference only:			
exchange rate difference	*2,643,938*	*9,005,659*	*-6,361,721*

Balance structure and solvency of an organization are estimated on the basis of two ratios:
current liquidity ratio;
internal funds security ratio

Balance structure indexes	*norm*	*December 31, 1999*	*December 31, 2000*
current liquidity ratio	*2.0*	*6.89*	*11.74*
internal funds security ratio	*0.1*	*1.17*	*0.90*

The current liquidity ratio shows if in general the Company has enough current assets to carry on economic activities and to promptly clear its accrued liabilities.

The internal funds security ratio shows if the Company has enough current assets necessary for its business solvency.

During 2000 the balance structure of OJSC "Surgutneftegas met the requirements set by the Federal Administration on Insolvency (Bankruptcy).

The audit firm "ROSEXPERTIZA" audited the financial statements for 2000.

Other information on the financial statements for 2000

Since financial statements in the Electronic Questionnaire of FKTsB (Federal Securities Market Commission) do not comply with financial statements approved by Order No.4n of the Ministry of Finance of the Russian Federation of January 13, 2000 "Reporting Forms of an Enterprise", financial statements of OJSC "Surgutneftegas" line 470 of Form I shows profit from ordinary activity of the reporting year, line 190 of Form II shows retained profit (loss) of the reporting year (lines (160+170-180-181-182)), lines 080 of Section II in Form III equal line 089, Column 3 in Section IV of Form III show data for the reporting period, Column 4 shows corresponding data for the previous year, lines 30 and 50 in Column 4 of Form IV equal 153,627,765 and 11,811,680 thousand Rubles correspondingly. Consolidated financial statements are presented in Appendix in electronic format.

Audit firm's (auditor's) report on financial statements for 2000

AUDITOR'S REPORT

Introduction

General information of the audit firm "ROSEXPERTIZA"
Legal address: 107078, Moscow, ul. Mashi Poryvaevoy, 11. Phone 721-38-83.
General audit license No. 004701 was issued by TsALAK (Central Attestation and Licensing Audit Committee) of the Ministry of Finance of the Russian Federation on February 12, 1996. The license is valid till February 11, 2001.
General audit license No. 007310 was issued by the Ministry of Finance of the Russian Federation on December 26, 2000. The license is valid till December 25, 2003.
Certificate of state registration of the Limited Liability Company "ROSEXPERTIZA" No.Ts9/183142/I5 was issued on September 23, 1993.
Settlement account No.40702810900000013033 in AKB "GOSBANK", loro account No.30101810000000000256, BIK 044525256, INN 7708000473.
OKONKh codes: 84400, 72200. OKNO code: 29926698.
The following persons took part in the audit:

1. *Chepurenko Alexei Viktorovich*
2. *Kornusnov Vladimir Olegovich*
3. *Ponomaryov Sergei Alexandrovich*
4. *Morozova Anna Vladimirovna*
5. *Smetanina Tatiana Leonidovna*
6. *Sapronova Lada Stanislavovna*
7. *Shvets Svetlana Anatolienva*
8. *Erofeeva Galina Alexandrovna*
9. *Ivanov Alexander Evgenievich*
10. *Kovtun Evgeny Vladimirovich*
11. *Ryabova Irina Vyacheslavovna*
12. *Grebenyuk Roman Viktorovich*
13. *Karlutova Olga Dmitrievna*
14. *Eliseyeva Galina Isaevna*
15. *Serova Galina Alexandrovna*
16. *Kurbatova Ekaterina Abramovna*
17. *Dvoychenko Alexander Viktorovich*
18. *Dolgopolov Dmitry Sergeyevich*
19. *Melikhova Oksana Sergeyevna*
20. *Grechkina Galina Timopheyevna*
21. *Shorikova Margarita Andreyevna*
22. *Mulenkova Nataliya Ivanovna*
23. *Zvereva Elvira Vladimirovna*
24. *Logutinskaya Yulia Ivanovna*
25. *Mikhailova Lyudmila Semyonovna*
26. *Balabko Mariya Pavlovna*
27. *Mokshin Valery Vasilievich*
28. *Raskhodchikova Ekaterina Alexandrovna*
29. *Lyashenko Valentina Alexeyevna*
30. *Yukhmanova Alla Anatolievna*
31. *Kukushkina Olga Vladimirovna*
32. *Dinilin Pavel Nikolaevich*
33. *Momotkova Nataliya Evgenievna*
34. *Komova Nataliya Yurievna*

REPORT
of the independent audit firm "ROSEXPERTIZA" on the financial statements of OJSC "Surgutneftegas" for 2000

1. We have audited the accompanying financial statements of OJSC "Surgutneftegas" for 2000. These financial statements were prepared by the executive body of OJSC "Surgutneftegas" in accordance with Federal Law No. 129-FZ «On Accounting» of November 21, 1996 (as amended on July 23, 1998), the «Accounting and Reporting Regulations in the Russian Federation» approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998 (as amended and added on December 30,

1999 and March 24, 2000), «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 6, 1999, by Order No. 4n of the Ministry of Finance of the Russian Federation of January 13, 2000 «Reporting Forms of an Enterprise».

2. The preparation of the financial statements is the responsibility of the executive body of OJSC "Surgutneftegas". Our responsibility is to express an opinion on the fairness of these financial statements in all material respects based on our audit.

3. In performing the audit, we complied with the «Temporary Rules for Auditing Activities in the Russian Federation», as approved by Edict No. 2263 of the President of the Russian Federation issued on December 22, 1993. The audit was planned and performed so as to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We believe that our audit provides a reasonable basis for our opinion on the fairness of the above statements.

4. In our opinion, the financial statements attached hereto, with adjustments included in the analytical section of this report and subject to recognition in the financial statements for 2001, are true and fair, i.e. have been prepared so as to ensure the reflection, in all material respects, of the assets and liabilities of OJSC "Surgutneftegas" as of December 31, 2000, and its financial results for 2000, in compliance with Federal Law No. 129-FZ «On Accounting» of November 21, 1996 (as amended on July 23, 1998), the «Accounting and Reporting Regulations in the Russian Federation» approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998 (as amended and added on December 30, 1999 and March 24, 2000), «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 6, 1999, by Order No. 4n of the Ministry of Finance of the Russian Federation of January 13, 2000 «Reporting Forms of an Enterprise».

Director General
"ROSEXPERTIZA" Limited
A.V.Kozlov

March 30, 2001

APPENDIX

Consolidated financial statements for 2000

BALANCE SHEET

	Codes
Form No. 1 by OKUD	0710001
Date (year, month, day)	
by OKPO	5753490
by OKONKh	11210
by KOPF	
by OKPO	5753490
by SOEI	
Check sum	

as of **December 31, 2000**
Company: **OJSC "Surgutneftegas"**
Industry (type of activity): **oil production**
Form of legal organization: **OJSC**
Managerial body of state property:
Unit of measure: **thousand rubles**

Consolidated

ASSETS	Line code	The reporting period beginning	The reporting period end
1			
I. FIXED ASSETS			
Intangible assets (04, 05)	110	184,849	41,568,851
including: patents, licenses, trade marks (marks of service), other similar rights and assets	111	184,849	1,580,257
organisation expenses	112		
company business reputation	113		39,988,594
Fixed assets (01, 02, 03)	120	52,868,008	73,980,826
including: land and natural objects in use	121	730	731
buildings, machinery and equipment	122	52,867,278	73,980,095
Construction in progress (07, 08, 16, 61)	130	4,172,479	8,155,339
Profitable investments in material values (03)	135		
including: property to be leased	136		
property given under the rent agreement	137		
Long-term financial investments (06, 82)	140	27,471,837	36,618,920
including: investments in subsidiaries	141	16,717,439	2,546
investments in subordinated entities	142	5,734	8,516,681
investments in other organisations	143	361,513	12,553,439
loans granted to organisations for over 12 months	144	162,000	1,875,026
other long-term financial investments	145	10,225,151	13,671,228
Other fixed assets	150		
TOTAL for Section I	190	84,697,173	160,323,936
II. CURRENT ASSETS			
Stock	210	9,605,568	15,716,282
including: raw materials, materials and other similar values (10, 12, 13, 16)	211	4,943,743	9,282,145
livestock (11)	212	24,544	33,164
expenses for goods in process (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	331,474	640,812
commodities and goods for resale (16, 40, 41)	214	1,140,665	1,568,800
goods shipped (45)	215	2,192,148	2,224,872
deferred expenses (31)	216	406,664	585,702
other reserves and expenses	217	566,330	1,380,787
VAT for acquired values (19)	220	685,027	711,563
Accounts receivable (payments expected in over 12 months after the reporting date)	230	61,754	26,023
including: buyers and customers (62, 76, 82)	231	42,413	171
bills receivable (62)	232		
due from subsidiaries and subordinated entities (78)	233		
advances granted (61)	234		
other debtors	235	19,341	25,852
Accounts receivable (payments expected within 12 months after the reporting date)	240	20,882,312	12,350,856
including: buyers and customers (62, 76, 82)	241	5,997,203	7,352,326
bills receivable (62)	242	553,431	1,655
due from subsidiaries and subordinated entities (78)	243		
due from participants (constitutors) for charter capital installments (75)	244		
advances granted (61)	245	2,149,521	3,721,755
other debtors	246	12,182,157	1,275,120

Short-term financial investments (56, 58, 82,)	250	44,811,840	92,162,152
including:			
loans granted to organisations for less than 12 months	251		25,010
own shares repurchased from shareholders	252		
other short-term financial investments	253	44,811,840	92,137,142
Cash funds	260	2,956,507	6,190,335
including: petty cash (50)	261	3,370	4,930
settlement accounts (51)	262	1,261,277	3,420,159
currency accounts (52)	263	715,009	1,532,103
other cash funds (55, 56, 57)	264	976,851	1,233,143
Other current assets	270	609	
TOTAL for Section II	290	79,003,617	127,157,211
BALANCE (sum of lines 190+290)	300	163,700,790	287,481,147

III. Capital and reserves	Line Code	The reporting period beginning	The reporting period end
Charter capital (85)		31,442,242	43,427,997
Additional capital (87)	420	49,039,219	98,892,408
Reserve capital (86)	430	3,413,315	6,516,055
including: reserves formed in compliance with legislation	431	3,413,315	6,516,055
reserves formed in compliance with charter documents	432		
Accumulation fund (88)	435	22,213,416	46,478,750
Social sphere fund (88)	440	407,442	381,626
Special-purpose financing and receipts (96)	450	4,545,508	8,722,518
Prior year retained profit (88)	460	34,434,760	5,751,399
Prior year retained profit (88) – exchange rate difference basis	461	28,553,304	28,380,291
Expenses from prior year profit (88)	462	(24,399,094)	
Prior year outstanding loss (88)	465	(109,323)	(92,998)
Profit from ordinary activities of the reporting year (88)	470	õ	76,544,564
Reporting year profit – exchange rate difference basis	471		2,658,843
Expenses from current year profit (88)	472		(45,035,523)
Outstanding loss of the reporting year (88)	475	x	(76,758)
TOTAL for Section III	490	149,540,789	272,549,172
Minority interest	501	97,523	608,852
IV. Long-term liabilities			
Borrowings and loans (92, 95)	510	211,725	127,474
including: bank loans due in over 12 months after the reporting date	511	33,968	91,072
borrowings due in over 12 months after the reporting date	512	177,757	36,402
Other long-term liabilities	520		
TOTAL for Section IV	590	211,725	127,474
V. Short-term liabilities			
Borrowings and loans (90, 94)	610	1,429,377	320,505
including: bank loans due within 12 months after the reporting date	611	75,377	192,576
borrowings due within 12 months after the reporting date	612	1,354,000	127,929
Accounts payable	620	11,495,327	12,022,437
including: suppliers and contractors (60, 76)	621	3,824,680	4,105,768
bills payable (60)	622	132,000	36,027
due to subsidiaries and subordinated entities (78)	623		
due to employees (70)	624	647,344	1,225,859
due to state non-budget funds (69)	625	425,644	672,230
due to the budget (68)	626	5,000,317	3,925,885
advances received (64)	627	358,965	517,023
other creditors	628	1,106,377	1,539,645
Profit payment due to participants (constitutors) (75)	630	73,336	458,900
Deferred income (83)	640	176	1,378
Deferred expenditures reserves (89)	650	852,409	1,392,429

Other short-term liabilities	660	128	
TOTAL for Section V	690	13,850,753	14,195,649
BALANCE (sum of lines 490+590+690)	700	163,700,790	287,481,147

INFORMATION
on values included in off-balance accounts

Item	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
Leashold fixed assets (001)	910	38,088	25,952
including those on leasing	911		
Inventory holdings under bailment (002)	920	29,608	27,730
Goods accepted for sale on a commission basis (004)	930	7,236	107,627
Debts of insolvent debtors written off to loss (007)	940	10,488	14,473
Received collaterals for liabilities and payments (008)	950	1,242,324	2,647,576
Granted collaterals for liabilities and payments (009)	960		
Housing stock depreciation (014)	970	123,770	129,616
Depreciation of external accomplishment objects and other similar objects(015)	980	11,637	8,841
privatised apartments	990	204,371	212,848
depreciation of objects acquired for the account of budget financing	991	164,964	394,398

PROFIT AND LOSS ACCOUNT

	Codes
Form No. 2 by OKUD	0710002
Date (year, month, day)	
by OKPO	05753490
by OKONKh	11210
by KOPF	
by OKPO	05753490
by SOEI	
Check sum	

For 2000
Company: ***OJSC "Surgutneftegas"***
Industry (type of activity): **oil production**
Form of legal organization: **OJSC**
Managerial body of state property:
Unit of measure: **thousand rubles**

Consolidated – as for shipment

Item	Line Code	2000	1999
1	2	3	4
I. Revenues and expenses for ordinary activities (Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	.010	171,027,184	92,890,601
including those from sales:	.011	171,027,184	92,890,601
Cost of goods, products, works, services sold	.020	66,653,813	40,832,841
including those sold:	.021	66,653,813	40,832,841
Gross profit	.029	104,373,371	52,057,760
Commercial expenses	.030	7,463,903	5,224,608
Management expenses	.040	2,901	1,821
Sales profit (loss) (lines 010-020-030-040)	.050	96,906,567	46,831,331
II. Operating revenues and expenses Interests receivable	.060	4,249,863	2,003,782
Interests payable	.070	46,422	353
Income from participation in other organisations	.080	3,387	142,647
Other operating revenues	.090	15,879,828	810,334
Other operating expenses	100	25,844,798	2,316,311
III. Non-sales revenues and expenses Non-sales revenues	120	9,668,501	210,509
Non-sales revenues (exchange rate difference)	121	5,743,132	9,096,342
Non-sales expenses	130	1,092,217	331,333
Non-sales expenses (exchange rate difference)	131	3 084 289	
Profit (loss) before tax (lines (050 + 060 - 070 + 080 + 090 – 100+120 - 130)	140	99,724,709	47,350,606
Profit – exchange rate difference basis (121-131)	141	2,658,843	9,096,342
Profit tax and other similar compulsory payments	150	23,256,903	12,963,662
Profit (loss) from ordinary activities	160	76,467,806	34,386,944
Profit – exchange rate difference basis (141)	161	2,658,843	9,096,342
Minority interest	165	-542	-10,072
IV. Extraordinary revenues and expenses Extraordinary revenues	170		
Extraordinary expenses	180		
Expenses from reporting year profit	181	45,035,523	24,399,094
Deferred accrued revenues	182		
Retained profit (loss)of the reporting period (lines (160 + 170 – 180-181-182)) <*>	190	31,432,283	9,987,850
FOR REFERENCE ONLY: dividends per share <*>: preferred	201		
ordinary	202		
Estimated dividends per share in the next reporting year <*>: preferred	203		
ordinary	204		

<*> Filed in annual financial statements

DETERMINATION OF SOME LINES OF PROFIT AND LOSS ACCOUNT

Item	Line Code	For the reporting year		For the same period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and penalty interests, accepted or liable to exaction due to judicial (arbitration) awards	210	10,444	8,467	1,072	9,268
Prior year profit (loss)	220	1,765,231	372,184	94,403	245,086
Compensation for losses inflicted by default or ill performance of obligations	230	29	541	3,267	322
Exchange rate differences as to operations performed in foreign currency	240	5,315,433	3,084,289	9,096,342	
Deferred accrued revenues (exchange rate differences)	241	427,699			
Reduced cost of inventories at the end of the reporting period		X		X	
Writing off accounts receivable and accounts payable with the periods of limitation expired	260	8,170	11,995	4,993	15,185
	270				

Notes on consolidated balance sheet and consolidated profit and loss account are added in accordance with Order No.112 of the Ministry of Finance of the Russian Federation "On methodological recommendations on preparation and submission of consolidated financial statements" of December 30, 1996 (edited by Order No.36n of the Ministry of Finance of the Russian Federation of May 12, 1999).

Subsidiaries of OJSC "Surgutneftegas" as of December 31, 2000

Item	Charter capital, thousand RUR	Share in charter capital	
		Thousand RUR	*%*
CJSC "Surgutneftestroy"	35,256	17,840	50.60
"Neft Consulting" Limited	50	48	95.00
"Invest Zashchita" Limited	64,000	52,240	81.63
"Central Surgut Depository" Limited	7,000	7,000	100.00
OJSC "NK "Surgutneftegas"	10,525	34,054,188	93.17
"Surgutmebel" Limited	128,203	128,203	100.00
OJSC "Sovkhoz "Chervishevsky"	104,446	104,446	100.00
"PA "Kirishinefteorgsintez" Limited	3,518	5,425,845	99.96
"MU "Pskovnefteprodukt" Limited	80	191,412	100.00
"Kaliningradnefteprodukt" Limited	36	125,670	100.00
"MU "Tvernefteprodukt" Limited	56	120,445	100.00
"Novgorodnefteprodukt" Limited	50	84,579	100.00
TOTAL	**353,220**	**40,311,916**	

BUSINESS REPUTATION

Thousand RUR

Item	*Balance estimate of financial investments*	*Par value of shares*	*Business reputation*
OJSC "NK "Surgutneftegas"	34,054,188	9,806	34,044,382
«PA «Kirishinefteorgsintez» Limited	5,425,845	3,517	5,422,328
«MU «Pskovnefteprodukt» Limited	191,412	80	191,332
«Kaliningradnefteprodukt» Limited	125,670	36	125,634
«MU «Tvernefteprodukt» Limited	120,445	56	120,389
«Novgorodnefteprodukt» Limited	84,579	50	84,529
TOTAL	**40,002,139**	**13,545**	**39,988,594**

Dividends paid by subsidiaries to the parent company (NK "Surgutneftegas") total RUR 30,671 thousand.

Dividends paid by the parent company to its subsidiaries total RUR 361,147 thousand.

Key to corrected lines of consolidated balance sheet of OJSC "Surgutneftegas" as of December 31, 2000

Entry	Code of Balance Sheet Lines	As of January 1, 2000	As of January 1, 2001
Business reputation	110		39,988,594
	140		- 38,988,594
	140		
	250		
Financial results			
of the parent company to its subsidiaries	140	-200,929	-323,322
are excluded			
	410	-200,929	-323,322
Minority interest	410	-29,206	-29,894
	420	-67,417	-542,415
	430		-108
	435		-7,946
	460	-900	-784
	461		-7,514
	470		-19,375
	471		-816
	501	-97,523	-608,852
Internal turnover of accounts payable	627	-173	
	621	-106,978	-105,545
	612		
	512		
Internal turnover of accounts receivable	246		
	241	-106,978	-105,545

	245	-173	
	242		
	253		
Internal dividends	460	3,102	30,671
	460		337,755
	470		-30,671
	470	-3,102	-337,755
	420		-20,733
Minority interest in losses of subsidiaries	470		20,733

Key to corrected lines of Consolidated Form No.2 of OJSC "Surgutneftegas" as of December 31, 2000

Entry	Code of Balance Sheet Lines	At the beginning of the period	At the end of the period
Financail results of the parent company to its subsidiaries are excluded	.010	-73,087	-169,528
	.020	-81,080	-174,088
	040	-96	-153
	060	-3	-29
	070		-3,255
	80	-578	-23,487
	90	-689	-562,040
	100	-2,018	-575,484
	120	-7	-132
	121		-1,044
	130	-1,220	-3,506
	131		-228
	150	-22	-88
Minority interest	165	10,072	542
Internal sales turnover	.010		-6,171,451
Internal turnover as to cost	.020		-6,156,135
of sold goods			
Commercial expenses	030		-15,316
Internal dividends	080	-3,102	-368,426

Minority interest in charter capital calculated for consolidated financial statements of OJSC "Surgutneftegas" as of December 31, 2000

thousand RUR

Constituents of capital	Balance	Total		Surgutneftestroy		Neft Consulting Limited		Surgut Investnments		Invest Zashchita		NK SNG	
	Line	01.01.00	01.01.01	01.01.00	01.01.01	01.01.00	01.01.01	01.01.00	01.01.01	01.01.00	01.01.01	01.01. 00	01.01.01
Charter capital	410	29,206	29,894	17,416	17,416	2	2	12		11,776	11,757		719
Additional capital	420	67,417	542,415	20,741	20,741	240	240	24		46,412	46,336		475,098
Reserve capital	430	0	108						0				108
Accumulation fund	435	0	7,946						0				7,946

Pr. retained profit	460	900	784			277	258			623	526		
Pr. retained profit	461		7,514										7,514
Retained profit of the report.	470	0	19,375				14	0					19,361
Retained profit of the report.	471		816										816
Minority interest		97,523	608,852	38,157	38,157	519	514	36		58,811	58,619	0	511,562

Minority interest in financial results of OJSC "Surgutneftegas" as of December 31, 2000

Entity	No.	Total		Surgutneftestroy		Neft Consulting		NK SNG		Invest Zashchita	
Items	line	for the reporting period	for the same period of the previous year	for the reporting period	for the same period of the previous year	for the reporting period	for the same period of the previous year	for the reporting period	for the same period of the previous year	for the reporting period	for the same period of the previous year
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	10	169,528	0	168,393		1,135					
Cost of goods, products, works, services sold	20	174,088	0	173,119		969					
Commercial expenses	30	0	0								
Management expenses	40	153				153					
Sales profit (loss) (lines (010-020-030-040))	50	-4,713	0	-4,726	0	13	0	0	0	0	
Interests receivable	60	29	0					29			
Interests payable	70	3,255	0	3,255							
Income from participation in other organizations	80	23,487	0			13		22,064		1,410	
Other operating revenues	90	562,040	0	1,121				560,919			
Other operating expenses	100	575,484	0	3,502		5		561,088		10,889	
Other non-sales revenues	120	132	0	50				82			
Other non-sales revenues (exchange rate difference)	121	1,044						1,044			
Other non-sales expenses	130	3,506	0	209		4		2,648		645	
Other non-sales expenses (exchange rate difference)	131	228						228			
Profit (loss) of the reporting period (lines (110+120-130))	140	-454	0	-10,521	0	17	0	20,174	0	-10,124	
Profit tax and other payments	150	88	0	52		3		2		31	
Profit from ordinary activities	160	-542	0	-10,573		14		20,172		-10,155	
Minority interest	165	-542	0	-10,573	0	14	0	20,172	0	-10,155	

APPENDIX

Financial statements for 2001

Appendix
to Order No. 1611 of OJSC "Surgutneftegas"
of December 30, 2000

PROVISION
"ACCOUNTING POLICY OF OJSC "SURGUTNEFTEGAS" FOR 2001"

Chapter 1

INTRODUCTION

The aim of the Regulations "Accounting Policy of OJSC "Surgutneftegas" for 2001" is to ensure the unity of accounting principles in OJSC "Surgutneftegas" as a whole and in its structural units as well as to guarantee reliability of all accounts.

The Regulations have been drawn up in compliance with the requirements of the accounting, financial and tax law of the Russian Federation on the basis of the following normative documents:

Federal Law No. 129-FZ "On Accounting" of November 21, 1996 (in wording of Federal Law No. 123-FZ of July 23, 1998);

Federal Law No. 3615-1 "On Monetary Correction and Foreign Exchange Regulation" of October 9, 1992, (in wording of Federal Law No. 128-FZ of July 5, 1999);

Accounting and Reporting Regulations in the Russian Federation approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998 (in the wording of the Order No. 31n of the Ministry of Finance of the Russian Federation of March 24, 2000);

Accounting Regulations "Accounting Policy of an Enterprise" PBU 1/98 approved by Order No. 60n of the Ministry of Finance of the Russian Federation of December 9, 1998 (in the wording of the Order No. 107n of the Ministry of Finance of the Russian Federation of December 30, 1999);

Accounting regulations "Capital Construction Contracts Accounting" PBU 2/94 approved by Order No. 167 of the Ministry of Finance of the Russian Federation of December 20, 1994;

Accounting Regulations "Accounting of Assets and Liabilities, the Cost of Which is Expressed in Foreign Currency" PBU 3/2000 approved by Order No. 2n of the Ministry of Finance of the Russian Federation of January 10, 2000;

Accounting Regulations "Accounting of an Enterprise" PBU 4/99 approved by Order No. 43n of the Ministry of Finance of the Russian Federation of July 6, 1999;

Accounting Regulations "Inventory Accounting" PBU 5/98 approved by Order No. 25n of the Ministry of Finance of the Russian Federation of June 15, 1998 (in the wording of the Order No. 31n of the Ministry of Finance of the Russian Federation of March 24, 2000);

Accounting Regulations "Fixed Assets Accounting" PBU 6/97 approved by Order No. 65n of the Ministry of Finance of the Russian Federation of

September 3, 1997 (in the wording of the Order No. 31n of the Ministry of Finance of the Russian Federation of March 24, 2000);

Instructions for Fixed Assets Accounting approved by Order No. 33n of the Ministry of Finance of the Russian Federation of July 20, 1998 (in the wording of the Order No. 32n of the Ministry of the Russian Federation of March 28, 2000);

Accounting Regulations "Events after Reporting Date" PBU 7/98 approved by Order No. 56n of the Ministry of the Russian Federation of November 25, 1998;

Accounting Regulations "Conventional Facts of Economic Activity" PBU 8/98 approved by Order No. 57n of the Ministry of Finance of the Russian Federation of November 25, 1998;

Accounting Regulations "Incomes of an Enterprise" PBU 9/99 approved by Order 32n of the Ministry of Finance of the Russian Federation of May 6, 1999 (in the wording of the Order No. 107n of the Ministry of Finance of the Russian Federation of December 30, 1999);

Accounting Regulations "Expenses of an Enterprise" PBU 10/99 approved by Order 33n of the Ministry of Finance of the Russian Federation of May 6, 1999 (in the wording of the Order No. 107n of the Ministry of Finance of the Russian Federation of December 30, 1999);

Accounting Regulations "Information on Affiliated Parties" PBU 11/2000 approved by the Order 5n of the Ministry of Finance of the Russian Federation of January 13, 2000;

Accounting Regulations "Information on Segments" PBU 12/2000 approved by the Order 11n of the Ministry of Finance of the Russian Federation of January 27, 2000;

Accounting Regulations "State Aid Accounting" PBU 13/2000 approved by the Order 92n of the Ministry of Finance of the Russian Federation of October 16, 2000;

Accounting Regulations "Intangible Assets Accounting" PBU 14/2000 approved by the Order 91n of the Ministry of Finance of the Russian Federation of October 16, 2001;

The Order 4n of the Ministry of Finance of the Russian Federation "On Accounting Forms of an Enterprise" of January 13, 2000;

Instructions on the Order of Forming the Accounting Indexes of an Enterprise approved by the Order 60n of the Ministry of Finance of the Russian Federation of June 28, 2000;

Regulations on expenses for production and sales of products (work, services) included in the cost of products (work, services) and on the order of forming financial results for taxation of profit, No. 552 of August 5, 1992, as amended and added;

Enactment No. 1072 of the Council of Ministers of the USSR "On Standard Depreciation Charges for Complete Restoration of Fixed Assets of National Economy of the USSR" of October 22, 1990;

Instructions for Inventory of Property and Financial Obligations approved by Order No. 49 of the Ministry of Finance of the Russian Federation of June 13, 1995;

Tax Code of the Russian Federation;

as well as other normative documents adopted in compliance with the current legislation of the RF.

OJSC "Surgutneftegas" conducts business accounting based on the Unified Operational Accounting Card for structural units which worked with R/3 and ATK BU in 2001.

The Order of application of legislative and standard acts and interaction between structural units is set forth in the following documents:

Parts II and III of the present Provision with the plan of accounting transactions for financial and commercial operations by structural units of OJSC "Surgutneftegas";

The Order of VAT accounting;

The provisions of OJSC "Surgutneftegas" showing characteristics of accounting:

Accounting in oil and gas producing units;

Accounting in the Trade and Production Division;

Accounting in the health-improving trust of "Surgut" and accounting of health-improving and treatment courses sales;

Accounting of currency transactions connected with foreign-economic activity, accounting of import transactions;

Accounting of combustive-lubricating materials in structural units of OJSC "Surgutneftegas";

Accounting of cable at the Surgut Central Industrial Maintenance Plant for Leasing and Repairs of Electroloading Facilities;

Accounting of intangible assets of OJSC "Surgutneftegas";

Accounting of hairdressers' and barber's services in OJSC "Surgutneftegas";

Accounting of cost of oil and gas production and sales;

Accounting of export transactions;

Accounting of oil products manufactured from customer-furnished raw materials;

Accounting of housing-stock transactions (standard 19/2000);

The order of indicating the transactions connected with application of the Law "On Incentives for Accelerated Commisionning of Oil Fields in Khanty-Mansiysky Autonomous Okrug" in the accounting and statements;

The order "Accounting characteristics in the Division of Intrafield Gathering and Use of Associated Petroleum Gas" approved by Order No. 803 of OJSC "Surgutneftegas" of June 21, 2000. The order of keeping the registers of invoices when VAT is charged approved by Order No. 1301 of OJSC "Surgutneftegas" of December 30, 1996 as amended and added.

Local acts of OJSC "Surgutneftegas".

The methods of business accounting adopted by the Company while drawing the present accounting policy have been in use since January 1, 2001 and are obligatory for all structural units of OJSC "Surgutneftegas".

The accounting policy is added or amended in the cases of reorganization of the enterprise (merger, split, takeover), internal structural reorganizations, ownership changes, changes of the laws of the Russian Federation or of the system of normative regulating of accounting in the Russian Federation, development of new methods of business accounting.

Charter II.

ORGANIZATIONAL STRUCTURE OF OJSC "SURGUTNEFTEGAS"

OJSC "Surgutneftegas" is a legal entity established to carry out activities provided by the Charter. OJSC "Surgutneftegas" carries on an independent balance and consists of structural units:

Structural units, separate and non-separate units of OJSC "Surgutneftegas", are non-separated units of OJSC "Surgutneftegas", which do not form legal entities and are a constituent part of the Company. To organize and maintain intra-company records and accounts, they have separate balances. Separate balances are drawn up by structural units without any system of indicators that show the financial performance of the unit for such indicators are the prerogative of a legal entity. The structural units carry out their activities in compliance with the approved Regulations on Structural Units.

The structural units engaged in core activities are the units engaged in oil and gas production, securing the conditions of oil and gas production, maintenance of equipment.

The structural units engaged in non-core activities are trade-and-production, housing, educational, sporting and health-improving, cultural units, which get profit by rendering their services.

Construction structural units are the units that make capital investments in construction and well drilling.

Management personnel of OJSC "Surgutneftegas" carries out the general management of the Company's operations. It includes the complex of administrative and management services that fulfill the centralized functions of providing the Company's financial and economic activity. Management personnel draws up consolidated financial statements that show the property status and the financial position of OJSC "Surgutneftegas" as of a certain reporting date and shall be presented in the established order for internal and external public use.

The Company's organizational structure is characterized by a number of non-separate structural units, which use both the common settlement account and their own settlement accounts with banks, and that influences the choice of the accounting policy.

Structural units act for and on behalf of OJSC "Surgutneftegas" within the responsibility of OJSC "Surgutneftegas" and possess settled property belonging to OJSC "Surgutneftegas".

Heads of structural units are appointed by Director General of OJSC "Surgutneftegas" and act on the basis of powers of attorney granted to them, and the regulations on a structural unit. Heads of structural units that have settlement accounts are entrusted with transferring taxes and charges related to their scope of activity on behalf of OJSC "Surgutneftegas".

Chapter III.

PRIORITY TASKS OF BUSINESS ACCOUNTING OF OJSC "SURGUTNEFTEGAS"

The priority tasks of business accounting of OJSC 'Surgutneftegas" should include the following:

to form complete and reliable information on the Company's activity and its property status, which is necessary for external and internal users of accounting reports;

to use material, labor and financial resources in compliance with the approved norms and estimates;

to prevent negative results of economic activity and to find internal reserves to maintain financial stability;

to regulate the mechanism of transfer of expenses, work, services and inventory holdings from one structural unit to another;

to ensure higher efficiency of accounting information on revenues and expenses of OJSC "Surgutneftegas" in the context of different kinds of activity and structural units;

To carry out these tasks, the following rules are established:

on behalf of the Company management personnel in the centralized order effects and records the sale to third parties of main kinds of products (oil, gas and oil products) as well as all the other kinds of products (work, services), property, income and expenses, accounting of profit (losses) from extraordinary circumstances of commercial activities;

management personnel defines the cost of gross and tank oil and gas produced by OJSC "Surgutneftegas"; the cost is then distributed among the kinds of produced products according to the order established in Regulations on oil and gas production cost accounting and sales.

Some structural units of the Company use work, services and inventories of the other structural units of the Company (both with and without their own settlement accounts) to perform the whole range of activities, that is considered to be intraproductive turnover (without VAT charged). Inventories are transferred from one structural unit to another and placed into production at the cost of those having been purchased (produced) first (FIFO) except for those accounted in the R/2 (R/3) system, which are transferred and placed into production at their average cost. The finished goods completed works and services are transferred at planned-calculated prices and deviations. Intraproductive turnover between structural units (both with and without their own settlement accounts) are not indicated when OJSC "Surgutneftegas" draw up its consolidated balance sheet.

Chapter IV.

ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

Section 1. Fixed Assets Accounting:

1.1. Fixed assets include the part of the property, which is used as means of labor for producing products, performing works, rendering services or for operating, with useful life of more than 12 months. Means of labor are listed in the All-Russia classifier of fixed assets approved by Enactment No. 359 of the State Committee of the Russian Federation on Standardization, Metrology and Certification of December 26, 1994.

1.2. Initial cost of fixed assets acquired for money (including used fixed assets) is considered to be the sum of actual costs of acquisition, construction and manufacturing, excluding VAT and other reimbursable taxes and charges. Fixed assets accounting is done in figures rounded off up to rubles. When the cost is written off from Account 08 "Capital investments" to Account 01 "Fixed assets", the round-off difference is to be put to Account 80 "Profit and loss"

1.3. Fixed assets received under deeds of a gift or in any other way on a gratis basis are reporded at their market value as of the date of posting. Information on their market value is to be received in a written form (from mass media, expert appraisal, information from manufacturers or Russian Statistics Agency). Charges for delivery of the above-stated fixed assets are considered as capital costs and included in the initial cost of an object by receiving organizations.

1.4. Initial cost of fixed assets contributed as charter capital installments is considered to be their money value agreed upon by the Company's constitutors. This property is delivered at the expense of OJSC "Surgutneftegas". Acceptance of fixed assets contributed by constitutors as their contributions to the charter capital is included to the debit of Account 08 "Capital investments" in the correspondence with Account 75 "Settlements with constitutors".

1.5. Fixed assets received under lease contracts are included in the off-balance account 001 "Leasehold fixed assets" (except for assets received under finance lease contracts, property is passed to a lessee when received) in the amount indicated in lease contracts.

1.6. Costs related to purchase of publications (books, booklets, magazines, etc.), which are to be used when producing goods, performing work and rendering services, for organization management, are shown as a part of administrative expenses. Structural units that have library stock place publications the publishings are reported to the debit of account 01 "Fixed assets" in the correspondence with the credit of account 87 "Additional capital".

1.7. Apartments are reported in fixed assets. The apartments which are down with intangible assets as of January 1, 2001 are transferred to the list of fixed assets.

1.8 Initial cost of fixed assets remains invariable except for the following cases:

revaluation (as of January 1 of the reporting year) of fixed assets according to the indexes published by Russian Statistics Agency on the basis of resolutions of the Government of the Russian Federation, or by direct recalculation at documented market prices;

completion;

reconstruction;

installation of auxiliary equipment;

partial liquidation.

The results of increase (decrease) in the cost of production and non-production activities due to revaluation are shown in the debit (credit) of account 01 "Fixed assets" in correspondence with the credit (debit) of account 87 "Additional capital".

1.9 Initial cost of fixed assets is redeemed through depreciation under the straight-line method in conformity with depreciation rates for full recovery provided for by the current legislation, approved by Enactment No. 1072 of the of the Council of Ministers of the USSR of October 22, 1990, starting with the first date of the month following the month when the asset was accepted for accounting; depreciation is calculated till the cost of the asset is redeemed in full, or till this asset is withdrawn from accounting. Accelerated depreciation is used for high-tech machinery and equipment as established by Federal Executive Bodies.

Depreciation on acquired fixed assets having been used is charged as per the remaining useful life which is determined as a difference between useful life of the objects based on standards approved by Enactment of the Council of Ministers of the USSR No. 1072 "On unified requirements of depreciation charges for perfect renewal of fixed assets of economics of USSR" of October 22, 1990 for new objects and their actual useful life.

1.10 Depreciation is not charged as per the following fixed assets:

Items in the warehouses of the Central Pipe Control Shop, the Plant for Equipment Completion, Production and Technical Services, as well as equipment that were purchased to provide structural units; fixed assets in structural units designed for installation in facilities under construction;

Lands and natural objects;

Livestock, buffalos, oxen and deer;

Perennial plants that cannot be used yet;

Books, booklets and publications;

Items related to film stock and stage production means;

Housing stock items;

external accomplishment objects and other similar objects of forestry and road services;

specialized navigation facilities (since January 1, 1998 – 33n);

mobilization capacities unless otherwise provide for by the law of the Russian Federation (since January 1, 1998 – 33n);

facilities under reconstruction and modernization according to the directions of Director General of OJSC "Surgutneftegas";

fixed assets (including wells), which have been frozen for more than three months according to the directions of Director General of OJSC "Surgutneftegas"; throughout the period of fixed assets renewal which lasts over 12 months, a solution on reconstruction of which was adopted by OJSC "Surgutneftegas" after January 1, 1998.

1.11 Depreciation is charged at the end of the year on the off-balance account 014 "Housing stock depreciation" as to housing stock and on account 015 "Depreciation of external accomplishment objects and other similar objects" as to external accomplishment objects.

1.12. Depreciation charged on operational gas turbine stations commissioned at the Division of Intrafield Gathering and Use of Associated Petroleum Gas is reported to account 31 "Deferred expenses" before they are placed in operation. The expenses accumulated on Account 31 since the start of producing electricity and thermoelectricity are included in their cost in equal shares till the end of the current year.

1.13. The fixed assets disabled with full or partial depreciation are written off by the structural units in the order stipulated by Order No. 868 of OJSC "Surgutneftegas" "On order of writing-off of the fixed assets and intangible assets" of July 3, 2000.

1.14. Expenses for all kinds of repairs (current, medium and complete) are put to the cost per corresponding expenses of the current reporting period when they appear.

1.15. Transfer of fixed assets from one structural unit to another is considered to be internal transfer and requires a delivery and acceptance act of Form OS-1 (a waybill) based on the Company's direction. At the end of the year a verification act on fixed asset internal transfer is made out to Form 11 (Appendix 6).

Section 2. Intangible Assets Accounting:

2.1. Intangible assets accounting is conducted in compliance with the "Intangible Assets Accounting" provision of OJSC "Surgutnefetgas".

2.2. Intangible assets are included in the accounting in cost terms, so are fixed assets.

2.3. The cost of objects of intangible assets is written off with the application of straight-line method of amortization grounded on standards calculated on a useful life basis of thereof. Amortization rate of intangible assets with a useful life being impossible to establish is deemed 10 years. The acquired businees reputation is depreciated within 20 years. Depreciation charges for positive business reputation are reported by uniform reduction of its initial cost. Negative business reputation is evenly included in operating revenues.

Section 3. Inventory accounting:

3.1. Inventories are reported based on their accounting price equal to actual expenses with Provision No. 552 on Cost Structure as of August 5, 1992 (Item 6) used as a guiding principle. Inventories acquisition and storing is to be accounted for using account 15 "Materials acquisition and storing" and

account 16 "Material cost deviation". The order of distribution and writing-off of the deviations in the cost of materials is determined in Part II of the present Provision.

3.2. Actual cost of inventories purchased in foreign currency as a part of import is determined in rubles based on Central Bank of RF exchange rate on the date when title for purchased inventories is transferred. Cost of inventories also includes documented custom expenses, duties and fees, delivery, loading and storage expenses and other expenses of other organizations. VAT paid to customs authorities for inventories purchased is charged to standard budget payments.

3.3. In-house made finished goods (except crude oil, oil products and gas) is debited based on planned-calculated prices except optional and other equipment without installation required which is accepted for accounting based on actual costs.

3.4. Paid inventories without title being transferred under concluded agreement are reported in debit of account in accounts record. Paid but not received inventories with transferred title are accepted for reporting to the debit of account 15 control account "Inventories in transit" based on the documents confirming title passing.

The inventories received with the invoices missing are reported from Account 15 control account "Non-invoiced deliveries from other organizations". The balance of this control account is recorded in the liabilities of the balance sheet as included in accounts payable per suppliers and contractors (line 621).

Inventories received from structural units but not transferred through the Settlement Centre of the Financial division are reported from Account 15 control account "Non-invoiced deliveries from structural units", the balance on which is recorded in assets of the balance sheet as included in stock (line 211).

3.5. Nondurable producer goods include items with useful life less than one year regardless of their cost and means of labor with cost less than the amount fixed by law of the Russian Federation (100 minimum wages), irrespective of service life.

3.6. Cost of nondurable producer goods not exceeding one-twentieth of fixed limit per item are written off the balance as soon as they are handed over for operation. In this connection, for these items to be safe while exploited, a quantitative records management of their turnover is to be arranged.

3.7. Depreciation of overalls, specialized footware distributed to the staff, temporary (nontitle) constructions as they are commissioned is accrued using straight-line method and at rates estimated based on service life starting with the month when nondurable producer goods were commissioned. Depreciation of bedding items is effected starting with the month when they were commissioned using straight-line method at rates fixed by "Unified Depreciation Rates for Complete Renewal of National Economy Fixed Assets" No.1072 as of October 22, 1990.

Drilling pipes included in nondurable producer goods and cutter are depreciated in proportion to amount of work performed and at rates and in the order stipulated in Appendix.

Nondurable producer goods not mentioned above transfer their cost to produced goods by percentage method depreciation at the rate of 100% of initial cost when these goods are commissioned or handed over for production.

3.8. Nondurable producer goods that were not completely depreciated are written off the balance through additional depreciation up to 100% from production cost.

3.9. Stocks of materials resulted from liquidation of nondurable producer goods are debited at market prices with amounts reported in operating revenues.

3.10. Used nondurable producer goods are handed over between structural units together with accrued depreciation.

3.11. Overalls and man-to-man defense devices are distributed to the staff as per fixed industry standards, extra overalls and devices are distributed as per Collective Agreement. Expenses on extra overalls correct the profit taxable base.

Section 4 Property Accounting:

4.1. Gratuitous transfer of property (including fixed assets, intangible assets and stocks) to other organizations is conducted through the headquarters of OJSC "Surgutneftegas". The structural units transfer the information on the book value of the property transferred and the depreciation charged to this property through the Settlement Centre of the Financial division.

4.2. Initial cost of property acquired in exchange for some other property (other than cash) is considered to be the cost of property transferred or

subject to transfer. The cost of property transferred or subject to transfer is determined based on the price of the same property under the same circumstances.

4.3. Cost of the property shall include differences in sums resulting from property acquisition, its delivery and storage. If the differences in sums emerge after the value of property has been formed, they are reported in the deviations of the value of materials.

Section 5. Securities Accounting:

5.1 Securities are recorded pursuant to the law in force.

5.2 Securities of other issuers are recorded in the sum of actual acquisition cost.

5.3 Analytical accounting is based on types of securities. In case issuers' securities are disposed (sold, exchanged, etc.)the write-off is based on cost of every single share. Losses from sale of outstanding securities at the price exceeding the fixed price fluctuations limits shall be charged to reduction of income from sales of corresponding securities. Losses from operations with non-marketable and non-outstanding securities shall be charged to reduction of income from sales of this type of securities.

Section 6. Formation and Use of Reserves:

6.1 For the future expenses and payments to be evenly included in the cost of produced goods (works, services) the reserves on account credit 89 "Reserves for future expenses and payments" are to be formed as follows:

structural units engaged in the ordinary activities and construction structural units accrue reserves for future vacation allowances. This reserve at the end of the reporting year is subject to compulsory inventory based on the number of unused vacation days, average daily amount of wage payments (using fixed methods of average wage calculation for charging vacation allowance). Discrepancies discovered in reserve accruing are to be corrected from production cost at the end of the year. The order of conducting an inventory is to be found in Appendix.

In case an employee moves from one structural unit to another, compensation for an unused vacation is to be transferred with a letter of advice in the form of non-budget payments reserve through settlement center of the Financial Division to a new place of employment. Vacation allowances of employees with wages financed from Consumption Fund are paid from the same fund without forming reserves. Structural units not engaged in the ordinary activities (excluding Production and Trade Division) do not form reserve for future vacation allowances and charge their expenses to production costs.

6.2 Construction structural units form reserves for erecting temporary (title) structures, provided that funds are included in the estimate for facilities construction. Allocation estimated on the bases of the provisional cost for erecting such constructions is effected by including it into overhead

expenses. Funds in reserve are accounted with the view of facilities intended for construction. To determine if the reserve for every project is allocated correctly and on reasonable grounds an inventory is to be performed at the year end. In case the formed reserve lacks funds it is additionally allocated from the production cost of construction-and-assembling operations. In case the project reserve is overallocated the excess allocation entry is reversed;

6.3. Reserves for bonus payments by the year end results.

6.4. Reserves for bonus payments for commissioning objects. The reserve is established by construction structural units in the volume determined by the estimate for each construction object. This reserve is established for bonus payments both to this unit's employees and to employees of other structural units who participated in construction of particular objects. The reserves established for bonus payments to other structural units are transferred by the construction unit to the units participating in construction works for their employees to be remunerated as soon as the construction unit receives an order from OJSC "Surgutneftegas".

The structural units participating in construction works make the above-mentioned bonus payments from the established reserve.

6.5. The reserves for liquidation of infrastructure and for revegetation of the fields worked out is established in the order set forth in Appendix.

Section 7. Formation of Cost:

7.1. OJSC "Surgutneftegas" headquarters determine the cost of gross and tank oil and gas. Unified requirements for accounting of oil and associated gas cost, accounting of expenses per fields with the purpose of incentive taxation, distribution of expenses among cost of oil and associated gas are set forth in provisions for "Accounting of cost of production and oil and gas sales" and "Accounting in oil and gas production divisions".

OJSC "Surgutneftegas" headquarters perform separate accounting of expenses for production of products for which the VAT rate is 0 is conducted in the order set forth in provision for "Accounting of costs of oil and gas production and sales".

OJSC "Surgutneftegas" headquarters perform separate accounting of production and sales of oil from the idle commissioned wells which were temporarily shut-in as of January 1, 1999, on the ground of beneficial duty treatment stipulated in Article 183 of Chapter 22 of the Tax Code of the Russian Federation (Part II).

7.2. The accounting of costs of production and sales of oil products (including combustive-lubricating materials produced from customer-furnished oil) is determined in the provision for "Accounting of oil products manufactured from customer-furnished oil".

7.3. Expenses incurred within the current month but related to the future periods are reported in the account 31 "Deferred expenses" and included in the cost of the goods (works, services) of the reporting period they belong to (seasonal works, paid advances for works (services), expenses for production preparation and development, subscription payment for normative and technical periodicals related to the operation of the structural unit, tuition payment, payments for non-exclusive property rights for software

use, advertisements placed for a period exceeding one month, expenses for disposal of fixed assets, payments under leasing agreement in case of advanced buy-out, license payments, property insurance and expenses of new plants which did not start to produce products or render services).

7.4. Expenses for maintaining the production process including supply of raw materials, fuel, tools and equipment, materials, other means and subjects of labor (expenses of the Central Pipe Control Shop, the Plant for Equipment Completion, Production and Technical Services) are distributed monthly among structural units in proportion to the valuables supplied within the reporting month. No later than on the 10th day of the month following the reporting month the Central Pipe Control Shop, the Plant for Equipment Completion, Production and Technical Services, the Production and Trade Division transfer collected and distributed costs for production to structural units via settlement center of the Financial division. Construction structural units and units involved in construction activity include these expenses, in a share per cost of received construction materials, in transportation and procurement expenses (44...), Trade and Production Division includes these expenses in distribution costs (44...), structural units engaged in the ordinary and non-ordinary activities include these expenses in general production expenses (25. ...). All structural units include expenses in a share per cost of the received fixed assets in general production expenses (25. ...), those in a share per cost of the received equipment are included in expenses for equipment storage and transfer (07.03) and those in a share per cost of received goods are included in distribution costs (44...).

7.5. In case actual costs vary from estimated prices related to the turnover of the ordinary activities the variance is transferred to OJSC "Surgutneftegas" headquarters to be charged to oil and gas production cost. Variance related to the turnover construction structural units, structural units of non-ordinary activity and in non-production sphere is transferred directly to the structural units that received the works to be charged to the same sources where the main amount was charged.

7.6. All the expenses which the structural units had while conducting financial and commercial activities are charged to the expenses of producing products (works, services) of the corresponding type of activity. The list of production types is set forth in Appendix. The taxable base per profit is corrected for the expenses not provided in Expenses Provision... (No. 552). Information for the profit tax base to be formed are provided in the form set forth in Appendix.

7.7. When the profit taxable base is determined those expenses charged to costs but not reducing the taxable base are distributed among reporting periods in compliance with the order of determining the cost of the paid products (oil and gas) at the proportion of the residue of unpaid products to commercial output, with the latter being calculated in a natural form.

7.8. Bonuses are paid under system provisions approved by OJSC "Surgutneftegas" the list of which is set forth in Appendix.

7.9. The structural units applying integrated R/2 (R/3) system to form and distribute the cost of produced goods (works, services) use balance account

32 "Expenses of an Enterprise per Entries".

Section 8. Determination of Sales Proceeds

8.1. For the purposes of accounting revenues from sales of products, works, services, goods and property of OJSC "Surgutneftegas" to other organizations and natural persons are recognized if the requirements stipulated by Item 12 of the Accounting Regulations "Revenues of an Enterprise" PBU 9/99 are met. If these obligatory requirements fail to be met the products (works, services) shipped are shown in Account 45 "Goods shipped".
8.2. For the purposes of taxation we regard revenues from sales of products (works, services) as per payment. If dealing with cashless settlement as the finances for the products (works, services) proceed to the accounts with the banks, if paying in cash as the finances proceed to the cash desk, if dealing with mutual settlement - after the act of mutual compensation is signed, if dealing with barter transactions - as the right of ownership transfers to OJSC "Surgutneftegas".
8.3. Production of goods (excluding oil, gas and oil products), work performed and services rendered and discrepancies discovered are accounted by Account 37 "Production of goods (works, services)".

Section 9. Determination of Financial Results and Use of Profit

9.1. The profit or loss from the activities stipulated in the Charter is determined throughout the Company as a difference between revenues from sales of goods (works, services) less VAT, excise duties and other taxes and compulsory payments and the cost of the products (works, services), goods sold (PBU 4/99). When dealing with export goods the Company excludes export levies and duties.
9.2. Operating revenues are reported as follows:
income from participation in the charter capitals of other organizations (including interests and other returns on securities), profit from cooperation (under contracts of particular partnership), interests from the bank using the funds on the accounts of OJSC "Surgutneftegas" with this bank - as the funds proceed to the current account;
income from rights arising from patents for inventions, production samples and other types of intellectual property, interests from funds granted for use as these interests are accrued (depending on the contract, e.g. monthly);
profit from sales of fixed assets and assets other than cash (excluding foreign currency) - as the right of ownership transfers.
9.3. Non-sales revenues are reported as follows:
Fines, penalties, forfeits for breaching contracts, compensation for losses - as they are received;
Previous years profit discovered in the reporting year - as it is discovered;
Accounts payable and depositor liabilities with the elapsed period of limitation - at the date of termination of limitation period;

The assets received at the expense of purpose financing, free of charge (including those under deed of a gift) – as they start to be used in work (fixed assets – as depreciation is accrued);
The amounts from additional valuation of assets (excluding non-current assets) - at the date of revaluation;
Other non-sales revenues - as they emerge.
9.4. Extraordinary revenues, arising as a consequence of a natural calamity, fire, accident, nationalization etc.; profit from insurance indemnity received, cost of material values remaining after the assets unfit for repair and further usage have been written off etc. - are reported as they emerge.
9.5 Operating expenses are recorded in the following order:
expenses related to assignment (subject to payment) of rights arising from patents for inventions, production samples and other kinds of intellectual property - as they are charged, on the basis of agreements signed (once a month, once a quarter etc.);
losses related to the sale, retirement and other writing-off of fixed assets and assets other than cash funds (except for foreign currency) - as the right of property is assigned or as it arises;
expenses related to payment for services of credit institutions, interests paid for granting of cash funds (loans and borrowings) to their use, in accordance with contract terms and conditions;
expenses related to participation in charter capitals of other organizations – at the moment when money are being drawn from a settlement account, or property is taken off the balance;
other operating expenses (expenses on cancelled orders for production, expenses for idle manufacture, expenses for maintenance of frozen production facilities and objects, payment of some taxes and levies, servicing securities (payments for consulting, intermediary and depositary services) as they arise.
9.6 Non-sales expenses are recorded in the following order:
fines, penalties and forfeits for the breach of contracts, expenses connected with compensation for damages caused to other organizations as they are imposed or accepted in the amounts that were awarded by the court or accepted by OJSC "Surgutneftegas";
the amounts of accounts receivable with the period of limitation expired, as of the date when the period of limitation expired;
other debts that cannot be recovered, at the end of the year according to the results of the inventory;
the amount of asset reduction (non-current assets excluded), as of the date of revaluation of assets;
exchange-rate differences arising in the course of revaluation of property and obligations expressed in foreign currency – as of the date of these operations effected at the month end;
losses of prior years accepted in the reporting year, other non-sales expenses: allocations to reserves, losses due to idle time caused externally not compensated for by responsible parties; losses due to packing operations; legal expenses and arbitration costs; damages caused by thefts,

guilty parties are not determined according to court decisions or the court decided not to fine the guilty parties as they arise or are accepted.

9.7 Extraordinary expenses arising as consequences of force-majeure (natural disaster, fire, accident, nationalization of property, etc.) are reporting in accounting as they arise.

Section 10. The Accounting Including Exchange Rate Gaps:

The exchange rate gaps are shown in the financial figures included in non-sales revenues (expenses) as they are reported, i.e. in the reporting period including the dates when payment obligations are fulfilled or when the accounting statement is prepared.

Section 11. Property and Obligations Inventory:

11.1 It is obligatory to make an inventory prior to drawing up annual accounts, in the case of rotation of persons responsible for material resources (routine matters acceptance/transfer day), if there are established thefts, embezzlement or misapplication as well as damages to valuables (immediately after the facts have been established), after a fire or natural disaster, in the case of closing down a structural unit and in some other cases.

11.2 Drawing up annual accounts shall be preceded by inventory of balance sheet items performed during the following periods of time:

fixed assets and intangible assets - as of October 1 of the reporting year;

construction in progress - as of December 1 of the reporting year;

raw and other material valuables, work in progress and in-house semifinished goods, finished goods at warehouses - as of October 1 of the reporting year;

settlements with banks (concerning settlements and Company's other accounts, borrowed money and etc.) - as soon as a statement of account being the last one in terms of time in the reporting year is received, as for settlement documents which have been transferred to the bank for collection purposes - as of January 1 of the year following the reporting year;

cash, securities and monetary instruments - as of January 1 of the year following the reporting year;

tax payments, contributions to budget and non-budget funds, other payments to the State - as of January 1 of the year following the reporting year;

debtors and creditors - as of January 1 of the year following the reporting year.

Section 12. The estimation of debts for borrowings and loans received:

As it estimates debts for borrowings and loans received, the Joint Stock Company takes into account outstanding interests which become due in the end of the reporting period and relevant to loan agreements.

Section 13. Budgetary Taxation and Contributions to Non-Budget Funds:

13.1 OJSC "Surgutneftegas" is a taxpayer.

13.2 Tax charges and tax payments are effected in accordance with the legislation of the Russian Federation, normative acts, instructions of the Ministry of Taxes and Levies, as well as in conformity with the Procedure for tax and levy charges established for OJSC "Surgutneftegas".

OJSC "Surgutneftegas" charges and pays the following taxes to the Budget:

income tax;

VAT;

excise duties;

tax paid by owners of vehicles;

road tax;

municipal militia tax;

educational institutions tax;

property tax;

environment pollution charge;

land charge and land rent;

mineral replacement contributions and payment for mineral resources exploitation accompanied by deep-well water extraction;

water using activities charge;

mineral replacement contributions and payment for mineral resources exploitation;

single social tax (payment).

13.3. The structural units calculate mineral resources exploitation payments for the volumes of sand and peat extracted on their own.

13.4. The taxable base for VAT, mineral replacement tax for oil, road tax is revenues from sales of products (works, services) determined per payment, the taxable base for income tax is gross profit reduced (enlarged) in compliance with Article 2 of the Law No. 2116-1 of the Russian Federation "On Income Tax for Enterprises" of December 27, 1991.

13.5. The income tax for the part assigned to the budgets of the entities of the Russian Federation at the place of the structural units' location is calculated based on the share of the profit falling on these structural units. The share of the profit which falls on geographically separated structural units is determined on the basis of average amount of specific weight of labor remuneration fund and specific weight of the cost of productive assets belonging to these structural units in the labor remuneration fund and value of productive assets of OJSC "Surgutneftegas" as a whole correspondingly. Income tax for OJSC "Surgutneftegas" and detached structural units is calculated in compliance with income tax rates in the regions of these units.

13.6. VAT is paid to the budgets of the entities of the Russian Federation at the locations of the separate structural units based on the VAT share falling on these units. The tax share falling on the geographically separated structural unit is a half of the product of the total amount of the tax payable and the sum of specific weight of labor remuneration fund and specific weight of the cost of productive assets of a separate unit in the labor remuneration fund and value of productive assets of OJSC "Surgutneftegas" as a whole.

13.7. Single social tax (payment) is charged by structural units on their own. The calculations which determine if the Company has a right for regressive single social tax are effected in the centralized order for the entire Company. Structural units working with united settlement account communicate to the headquarters of OJSC "Surgutneftegas" the information required for centralized separate transfer of the tax to each fund.
The balance left from the Social Insurance Fund is transferred to the Company's headquarters after the secured allowances have been paid.
The amount of the tax payable at the location of a separate structural unit is determined based on taxable base related to this detached structural unit.
The taxable base is determined based on types of payments for charging single social tax in conformity with the appendix.
While determining the taxable bas, the Company accounts payments to each employee which are effected separately with progressive total from the beginning of the tax period at the end of each month (including those charged by other structural units). When employees are hired from other structural units of OJSC "Surgutneftegas", information on the base for single social tax with progressive total from the beginning of the year is provided.
13.8. Taxes and payments charged by structural units are transferred to the Company's headquarters within stipulated terms for centralized settlements with the budget.

Section 14. Statistical, Operational Reports and Accounting Reporting:

14.1 The accounting report is drawn up for the entire Joint Stock Company, with the bulk and forms approved by the present Regulations. An internal accounting report and operational reports are drawn up within the terms and in conformity with the forms approved by OJSC "Surgutneftegas". Information on disposition of profits is submitted in the form as per appendix. A statistical report is drawn up in the bulk, within the terms and in conformity with the forms established by the Russian Statistics Agency.
An annual accounting report is distributed to the bodies mentioned in the legislation in 3 days after it has been approved at the Annual Shareholders' Meeting. Information on an Annual General Shareholders' Meeting called should be communicated to all the interested parties.
Calculations of taxes are submitted to the State Revenue Inspection within the terms established by the federal laws and by the entities of the RF's legislative acts passed in conformity with those laws and by normative enactments on taxes and levies of representative bodies of local self-government.
14.2. To have an independent accounting report of OJSC "Surgutneftegas" drawn up, the structural units submit their own accounting reports in the form approved by the legislation and by OJSC "Surgutneftegas" as well as all necessary information in compliance with the approved schedule of document turnover.
14.3. All business operation conducted in the present reporting period (from 01.01.2001 till 31.12.2001) and confirmed by documents shall be included in the report for 2001.

14.4. Bookkeeping is computerized and is conducted with R/2 and R/3 integrated systems. Initial documents drawn up in accordance with a form included into the portfolio of unified (standard-type) forms of initial accounting documentation are involved in bookkeeping. Documents a form of which is not included into portfolios are involved in bookkeeping provided their form complies with that approved by the present Regulations. A list of final forms of ledgers for synthetic accounting of structural units applying AKT BU is determined in the appendix. The forms are monthly printed on hard copies and processed in a generally established order. The list of initial record-keeping and final forms of ledgers of synthetic accounting as amended and added during 2001 are approved by Chief Accountant of OJSC "Surgutneftegas".

A list of analytical accounting forms subject to monthly printing is made up independently by the chief accountant of a structural unit and is included in the schedule of document turnover.

14.5. In 2001 all structural units of OJSC "Surgutneftegas" keep analytical and synthetic bookkeeping in rubles and kopecks.

BALANCE SHEET

		Codes
	Form №1 by OKUD	0710001
as of **December 31, 2001**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	
Unit of measure: **thousand rubles**	by OKEI	

ASSETS	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
I. FIXED ASSETS			
Intangible assets (04, 05)	110	1,537,969	113,087
patents, licences, trade marks (marks of service), other similar rights and assets	111	1,537,969	113,087
organisation expenses	112		
Company business reputation	113		
Fixed assets (01, 02, 03)	120	70,331,033	100,971,108
land and natural objects in use	121		3,514
buildings, machinery and equipment	122	70,331,033	100,967,594
Construction in progress (07, 08, 16, 61)	130	6,890,600	6,991,116
Profitable investments in material values (03)	135		
property to be leased	136		
property given under the rent agreement	137		
Long-term financial investments (06,82)	140	59,681,100	62,938,390
investments in subsidiaries	141	40,311,916	40,314,340
investments in subordinated entities	142		
investments in other organisations	143	4,370,948	4,843,183
loans granted to organisations for over 12 months	144	1,715,210	1,993,323
other long-term financial investments	145	13,283,026	15,787,544
Other fixed assets	150		
TOTAL for Section I	190	138,440,702	171,013,701
II. CURRENT ASSETS			
Stock	210	13,377,695	15,530,835
raw materials, materials and other similar values (10, 12, 13, 16)	211	8,142,153	9,865,912
livestock (11)	212	12,076	16,291
expenses for goods in process (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	110,903	154,620
commodities and goods for resale (16, 40, 41)	214	932,482	1,030,783
goods shipped (45)	215	2,220,284	432,441
deferred expenses (31)	216	579,010	3,812,423
other reserves and expenses	217	1,380,787	218,365
VAT for acquired values (19)	220	468,861	1,384,306
Accounts receivable (payment expected in over 12 months after the reporting date)	230	25,333	25,955
buyers and customers (62, 76, 82)	231		
bills receivable (62)	232		
due from subsidiaries and subordinated entities (78)	233		
advances granted (61)	234		
other debtors	235	25,333	25,955
Accounts receivable (payment expected within 12 months after the reporting date)	240	10,246,225	14,923,628
buyers and customers (62, 76, 82)	241	6,418,090	8,997,704
bills receivable (62)	242		21,000
due from subsidiaries and subordinated entities (78)	243		
amounts due from participants (constitutors) for charter capital	244		

installments (75)			
advances granted (61)	245	3,305,843	2,497,510
other debtors	246	522,292	3,407,414
Short-term financial investments (56,58,82)	250	89,336,522	111,038,072
loans granted to organisations for less than 12 months	251	25,010	55,643
own shares repurchased from shareholders	252		
other short-term financial investments	253	89,311,512	110,982,429
Cash funds	260	5,412,656	4,878,649
petty cash (50)	261	228	544
settlement accounts (51)	262	3,193,006	3,234,017
currency accounts (52)	263	1,223,909	987,505
other cash funds (55, 56, 57)	264	995,513	656,583
Other current assets	270		
TOTAL for Section II	290	118,867,292	147,781,445
BALANCE (sum of lines 190 + 290)	300	257,307,994	318,795,146

LIABILITIES	Line code	The reporting period beginning	The reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	410	43,427,993	43,427,993
Additional capital (87)	420	88,399,229	114,271,035
Reserve capital (86)	430	6,514,198	6,514,198
reserves formed in compliance with legislation	431	6,514,198	6,514,198
reserves formed in compliance with charter documents	432		
Accumulation fund (88)	435	44,201,633	75,934,913
Social fund (88)	440	253,391	253,391
Special-purpose financing and receipts (96)	450	7,145,146	6,179,551
Prior year retained profit (88)	460	69,893,090	5,374,167
Prior year retained profit (88) – exchange rate difference basis	461	30,921,733	30,921,733
Expenses from proir year profit (88)	462	(44,976,326)	
Prior year outstanding loss (88)	465		
Reporting year retained profit (88)	470		51,770,612
Reporting year retained profit – exchange rate difference basis	471		7,713,916
Expenses from current year profit (88)	472		(40,913,614)
Outstanding loss of the reporting year (88)	475		
TOTAL for Section III	490	245,780,087	301,447,895
IV. LONG-TERM LIABILITIES			
Borrowings and loans (92, 95)	510	18,101	
bank loans due in over 12 months after the reporting date	511	7,220	
borrowings due in over 12 months after the reporting date	512	10,881	
Other long-term liabilities	520		
TOTAL for Section IV	590	18,101	-
V. SHORT-TERM LIABILITIES			
Borrowing and loans (90, 94)	610	181,929	757,197
bank loans due within 12 months after the reporting date	611	54,000	37,000
borrowings due within 12 months after the reporting date	612	127,929	720,197
Accounts payable	620	9,572,356	7,549,401
suppliers and contractors (60, 76)	621	2,853,471	3,189,783
bills payable (60)	622		
due to subsidiaries and subordinated entities (78)	623		
due to employees (70)	624	1,193,712	1,791,521
due to state non-budget funds (69)	625	648,358	386,869
due to the budget (68)	626	3,643,022	1,485,329
advances received (64)	627	110,685	371,574
other creditors	628	1,123,108	324,325
Profit payment due to participants (constitutors) (75)	630	373,928	1,203,758
Deferred income (83)	640	1,018	5,608,593
Deferred expenditures reserves (89)	650	1,380,575	2,228,302
Other short-term liabilities	660		
TOTAL for Section V	690	11,509,806	17,347,251
BALANCE (sum of lines 490 + 590 + 690)	700	257,307,994	318,795,146

INFORMATION ON VALUES INCLUDED IN OFF-BALANCE ACCOUNTS

Item	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
Leasehold fixed assets (001)	910	10,802	
Including those on leasing	911		
Inventory holdings under bailment (002)	920	792	1,790
Goods accepted for sale on a commission basis (004)	930		
Debts of insolvent debtors written off to loss (007)	940	12,802	27,974
Received collaterals for liabilities and payments (008)	950	2,647,576	3,311,496
Granted collaterals for liabilities and payments (009)	960		
Housing stock depreciation (014)	970	122,623	133,921
Depreciation of external accomplishment objects and other similar objects (015)	980	8,839	11,683
privatised apartments	990	212,848	35,049
depreciation of objects acquired for the account of budget financing	991	394,398	603,842

PROFIT AND LOSS ACCOUNT

		Codes
	Form №2 by OKUD	0710002
as of **December 31, 2001**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	
Unit of measure: **thousand rubles**	by OKEI	

as for shipment

Item	Line Code	For the reporting period	For the same period of the previous year
1	2	3	4
I. Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	147,136,178	156,667,032
Including those from sales	011	147,136,178	156,667,032
Cost of goods, products, works, services sold	020	70,996,272	58,955,259
Gross profit	029	76,139,906	97,711,773
Commercial expenses	030	11,165,077	6,674,606
Management expenses	040		
Sales profit (loss) (lines (010 - 020 - 030 - 040))	050	64,974,829	91,037,167
II. Operating revenues and expenses			
Interests receivable	060	4,584,868	3,951,268
Interests payable	070	12,369	23,552
Income from participation in other organisations	080	78	33,083
Other operating revenues	090	666,926	1,798,000
Other operating expenses	100	2,644,940	11,361,775
III. Non-sales revenues and expenses			
Non-sales revenues	120	567,265	1,849,694
Non-sales revenues (exchange rate difference)	121	8,736,730	5,604,041
Non-sales expenses	130	3,142,476	1,024,402
Non-sales expenses (exchange rate difference)	131	1,022,814	2,960,103
Profit (loss) before tax (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	140	64,994,181	86,259,483
Profit – exchange rate difference basis (121-131)	141	7,713,916	2,643,938
Profit tax and other similar compulsory payments	150	13,223,569	21,740,560
Profit (loss) from ordinary activities	160	51,770,612	64,518,923
Profit – exchange rate difference basis (141)	161	7,713,916	2,643,938
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170		
Extraordinary expenses	180		
Expenses from reporting year profit	181	40,913,614	44,976,326
Deferred accrued revenues	182		
Retained net profit (loss) of the reporting period	190	10,856,998	19,542,597
FOR REFERENCE ONLY. dividends per share: preferred	201		
ordinary	202		
Estimated dividends per share in the next reporting year: preferred	203		
ordinary	204		

DETERMINATION OF SOME LINES OF PROFIT AND LOSS ACCOUNT

Item	Line Code	For the reporting year		For the same period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and penalty interests, accepted or liable to exaction due to judicial (arbitration) awards	210	22,370,268	1,970	9,291	1,017
Prior year profit (loss)	220	317,982	430,081	1,757,004	360,282
Compensation for losses inflicted by default or ill perfomance of obligations	230		2,324		514
Exchange rate differences as to operations performed in forein currency	240	8,736,730	1,022,814	5,176,342	2,960,103
Deferred accrued revenues (exchange rate difference)	241			427,699	
Reduced costs of inventories at the end of the reporting period	250				
Writing off accounts receivable and accounts payable with the periods of limitation expired	260	4,221	15,208	7,079	8,120

REPORT ON CHANGES IN CAPITAL

		Codes
	Form №1 by OKUD	0710003
as of **December 31, 2001**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: ***oil production***	by OKDP	
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	
Unit of measure: **thousand rubles**	by OKEI	

Item	Line Code	Balance at the beginning of the reporting year	Receipts in the reporting year	Spent (used) in the reporting year	Balance at the end of the reporting year
1	2	3	4	5	6
I. Capital					
Chater (constituted) capital	010	43,427,993			43,427,993
Additional capital	020	88,399,229	25,871,806		114,271,035
Reserve fund	030	6,514,198			6,514,198
	040				
Prior year retained earnings – total	050	55,838,497	59,484,528	60,456,211	54,866,814
Including:	051				
Prior year retained earnings	052	24,916,764		19,542,597	5,374,167
Prior year retained earnings – exchange rate difference basis	053	30,921,733	7,713,916		38,635,649
Reporting year retained earnings	054		51,770,612	40,913,614	10,856,998
Accumulation fund	055	44,201,633	57,605,086	25,871,806	75,934,913
Social fund	060	253,391			253,391
Special-purpose financing and receipts – total	070	7,145,146	9,585,238	10,550,833	6,179,551
including those from budget:	071	6,431,759	9,532,214	10,364,948	5,599,025
from industry and inter-industry funds	072	588,584		46,491	542,093
Other	073	124,803	53,024	139,394	38,433
	080				
Total for Section I	079	245,780,087	152,546,658	96,878,850	301,447,895
II. Total reserves for future expenses	080				
For vacarion payments	081	1,380,575	3,615,480	2,767,753	2,228,302
Year-end bonuses	082		1,319,329	1,319,329	
Total for Section II	089	1,380,575	4,934,809	4,087,082	2,228,302
III. Total estimating reserves	090				
Total for Section III	099				
IV. Changes in capital					
Capital at the beginning of the reporting period	100	245,780,087	110,010,319		
Total increase in capital	110	69,069,755	148,003,091		
Including increase through: additional issue of shares	111		12,000,000		
revaluation of assets	112				
increase in assets	113				
reorganisation of a legal person (merger, affiliation)	114				
earnings which are directly allocated to increase in capital in accordance with accounting rules	115	69,069,755	136,003,091		
Total decrease in capital	120	13,401,947	34,419,858		
including decrease through: decrease in par value of shares	121				
decrease in number of shares	122				
reorganisation of a legal person	123				

(split-off, separation)					
expenses which are directly allocated to decrease in capital in accordance with accounting rules	124	13,401,947	34,419,858		
Capital at the end of the reporting period	130	301,447,895	223,593,552		

INFORMATION

Item	Line Code	Balance at the beginning of the year		Balance at the end of the year	
1	2	3		4	
1) Net assets	150	238,167,098		299,492,631	
		From budget		From off-budget funds	
		For the reporting year	For the previous year	For the reporting year	For the previous year
		3	4	5	6
2) Received for:					
expenses for ordinary activities – total	160				
Capital investments into fixed assets	170	9,572,024	12,300,285		574,889
including:	171				
Capital investments financing	172	9,532,214	12,152,265		525,157
other	173	39,810	148,020		49,732

FLOW OF FUNDS STATEMENTS

		Codes
	Form №4 by OKUD	0710004
as of **December 31, 2001**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	
Unit of measure: **thousand rubles**	by OKEI	

Item	Line Code	Amount	Breakdown		
			current activities	**Investment activities**	**financing activities**
1	2	3	4	5	6
1. Remaining cash at the year beginning	010	5,410,230	x	x	x
2. Total cash received	020	172,777,933	168,040,918		4,737,015
including:					
revenue from the sale of goods, products, work and services	030	157,488,135	x	x	
revenues from the sale of fixed assets and other property	040	2,132,609	2,132,609		
advances received from buyers (customers)	050	4,848,163	x	x	
budget of authorization and other target financing	060	75,362	75,362		
without compensation	070				
loans received	080	25,000	25,000		
borrowings received	085	2,147,952	2,147,952		
dividends, interests on financial investments	090	4,737,015	x		4,737,015
other receipts	110	1,323,697	1,323,697		
3. Total cash aimed at	120	173,310,379	112,616,289	3,678,409	29,036,025
including:					
payment for purchased goods, payment for work, services	130	61,781,914	61,781,914		
remuneration of labor	140	19,907,684	x	x	x
deductions to state off-budget funds	150	8,071,972	x	x	x
grants of imprests	160	350,932	350,932		
grant of advance	170	11,297,041	11,297,041		
payment of share participation in construction	180		x		x
payment for machinery, equipment and vehicles	190	3,678,409	x	3,678,409	x
financial investments	200	27,613,649			27,613,649
payment of dividends, interests on securities	210	1,422,376	x		1,422,376
settlements with the budget	220	37,177,068	37,177,068	x	
payment of interests on loans, borowings received	230	1,576,435	1,576,435		
other payments, transfers etc.	250	432,899	432,899		
4. Cash balance at the reporting period end	260	4,877,784	x	x	x
For reference only: Total receipts from line 020 on a down payment basis (line 100 data excluded)	270	936,185			
including settlements with:					
legal entities	280	9,767			
natural persons	290	926,418			
including those using:					
cash registers	291	535,740			
strict reporting forms	292	400,445			

Cash funds:		
transferred from bank to the Company's cash in hand	295	812,227
transferred from the Company's cash in hand to bank	296	358,828

APPENDIX TO THE BALANCE SHEET

		Codes
	Form №5 by OKUD	0710004
as of **December 31, 2001**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	
Unit of measure: **thousand rubles**	by OKEI	

1. FLOW OF BORROWED FUNDS

Item	Line Code	Balance at the beginning of the reporting year	Received	Repaid	Balance at the end of the reporting year
1	2	3	4	5	6
Long-term loans	110	7,220		7,220	
including those not timely repaid	111				
Long-term borrowings	120	10,881		10,881	
including those not timely repaid	121				
Short-term loans	130	54,000	25,000	42,000	37,000
including those not timely repaid	131				
Short-term borrowings	140	127,929	2,151,452	1,559,184	720,197
including those not timely repaid	141				

2. ACCOUNT RECEIVABLE AND PAYABLE

Item	Line code	Balance at the beginning of the reporting year	Liabilities appeared	Repaid liabilites	Balance at the end of the reporting year
1	2	3	4	5	6
Accounts receivable:					
Short-term	210	10,246,225	228,755,590	224,078,187	14,923,628
including overdue	211	2,014	226,895	228,089	820
including overdue over 3 months	212	2,014	226,895	228,089	820
long-term	220	25,333	81,861	81,239	25,955
including overdue	221				
including overdue over 3 months	222				
from line 220 amounts due in over 12 months after balance sheet date	223	25 333	81 861	81 239	25 955
Accounts receivable:					
short-term	230	9,572,356	190,981,340	193,004,295	7,549,401
including overdue	231	34,605	325,779	356,350	4,034
including overdue over 3 months	232	34,605	325,779	356,350	4,034
long-term	240				
including overdue	241				
including overdue over 3 months	242				
from line 240 amounts due in over 12 months after balance sheet date	243				
Collaterals:					

received	250				
including those from third parties	251				
granted	260				
including those to third parties	261				

INFORMATION RELATED TO SECTION 2

Item	Line Code	Balance at the beginning of the reporting year	Liabilities appeared	Repaid liabilites	Balance at the end of the reporting year
1	2	3	4	5	6
1) Flow of bills					
Bills granted	262				
including overdue	263				
Bills received	264		2,316,900	2,295,900	21,000
including overdue	265				
2) Accounts receivable per supplied products (work, services) on an actual cost basis	266	2,220,284	65,481,005	64,729,548	2,971,741

3) The list of debtors with the highest amounts due

The name of an enterprise	Line Code	Balance as of the end of the reporting year	
		total	including overdue over 3 months
1	2	3	4

4) The list of creditors with the highest amounts due

The name of an enterprise	Line Code	Balance as of the end of the reporting year	
		total	including overdue over 3 months
1	2	3	4

3. DEPRECIABLE PROPERTY

Item	Line Code	Balance at the beginning of the reporting year	Received (put into operation)	Retired	Balance at the end of the reporting year
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Intellectual (industrial) property rights and objects	310	1,552,843	1,137,173	2,517,190	172,826
including rights arising from:					
copyright and other agreements for products of scientific research, works of literature and art and objects covered by associated right, software, databases and other	311	233,267	8,921	74,779	167,409
patents for inventions, production samples, collection attainments, certificates for usable models, trademarks and	312	1,319,576	1,128,252	2,442,411	5,417

service marks of license agreements for the use thereof					
From know-how rights	313				
Rights to use separate natural objects	320				
Reorganisation costs	330				
Company business reputation	340				
Other	349	56,135		56,135	
Total (lines 310 + 320 + 330 + 340 + 349 sum)	350	1,608,978	1,137,173	2,573,325	172,826
II. FIXED ASSETS					
Agricultural property and natural objects in use	360		3,514		3,514
Buildings	361	7,650,446	5,987,849	2,090,801	11,547,494
Structures	362	81,596,677	19,841,460	4,267,346	97,170,791
Machinery and equipment	363	26,722,973	19,096,002	5,559,342	40,259,633
Vehicles	364	6,328,814	9,005,317	5,470,840	9,863,291
Production and general purpose tools	365	454,969	659,078	302,992	811,055
Draught livestock	366	3,945	(3,945)		
Producing livestock	367				
Perennial plants	368	21			21
Other types of fixed assets	369	4,170,783	3,539,383	2,066,799	5,643,367
Total (lines 360 – 369 sum)	370	126,928,628	58,128,658	19,758,120	165,299,166
including:					
production	371	122,898,258	55,857,248	18,942,897	159,812,609
non-production	372	4,030,370	2,271,410	815,223	5,486,557
III. PROFITABLE INVESTMENTS INTO MATERIAL VALUES					
Property to be leased	381				
Property given under the rent agreement	382				
Other	383				
Total (lines 381 – 383 sum)	385				

INFORMATION RELATED TO SECTION 3

Item	Line code	Balance at the beginning of the reporting year	Balance at the end of the reporting year
1	2	3	4
From line 371, columns 3 and 6:			
leased out - total	387	186,551	1,828,582
including:			
buildings	388	44,176	620,688
structures	389	1,560	279,724
vehicles	390	17,683	24,382
machinery and equipment	391	123,132	903,788
preserved	392	1,697,786	2,074,748
Amortization of depreciable property:			
intangible assets	393	71,009	59,739
fixed assets – total	394	56,597,595	64,328,058
including:			
buildings and structures	395	45,231,574	49,474,788
machinery, equipment and vehicles	396	10,531,674	13,991,018
other	397	834,347	862,252
profitable investments into material values	398		
For reference:			
Indexation caused by revaluation of fixed assets:			
historical (replacement) cost	401		X
amortization	402		X

Pledged property	403		
The cost of depreciable property upon which depreciation is not added – total	404	24,638,462	28,119,218
including:			
intangible assets	405	52,372	853
fixed assets	406	24,586,090	28,118,365

4. FLOW OF MEANS OF FINANCING OF LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Item	Line code	Balance at the beginning of the reporting year	Accrued (formed)	Utilized	Balance at the end of the reporting year
1	2	3	4	5	6
Company's total own resources	410	46,729,736	67,022,965	35,289,685	78,463,016
including:					
profit kept by the Company at its disposal	411	41,653,884	57,605,086	25,871,806	73,387,164
fixed assets depreciation	412	5,075,852	9,372,702	9,372,702	5,075,852
intangible assets depreciation	413		45,177	45,177	
Total raised funds	420	5,540,358	9,657,482	10,557,076	4,640,764
including:					
bank loans	421				
other enterprises' borrowed funds	422				
share participation in construction	423	45,000		24,000	21,000
from the budget	424	4,876,179	9,617,672	10,428,280	4,065,571
from non-budget funds	425	542,093			542,093
other	426	77,086	39,810	104,796	12,100
Total own and raised funds (lines 410 and 420 sum)	430	52,270,094	76,680,447	45,846,761	83,103,780
For reference:					
Construction in progress	440	6,128,121	41,574,246	40,967,285	6,735,082
Investments into subsidiaries	450	40,311,916	51,775	49,351	40,314,340
Investments into subordinate entities	460				

5. FINANCIAL INVESTMENTS

Item	Line code	Long-term		Short-term	
		at the beginning of the reporting year	at the end of the reporting year	at the beginning of the reporting year	at the end of the reporting year
1	2	3	4	5	6
Interests and shareholdings in other entities	510	44,682,864	45,157,523		
Bonds and other debt obligations	520	10,840,729	9,974,421		
Advanced borrowings	530	1,715,210	1,993,323	25,010	55,643
Other	540	2,442,297	5,813,123	89,311,512	110,982,429
For reference:					
Bonds and other securities at the market price	550				

6. EXPENSES FOR ORDINARY ACTIVITY

Item	Line code	Reporting year	Previous year
1	2	3	4
Material costs	610	46,997,947	36,568,389
Payroll expenditure	620	9,697,180	5,806,108
Social security deductions	630	1,945,724	1,985,853
Amortization	640	5,179,411	4,121,058
Other expenses	650	18,341,087	17,148,457
Total per expenditures components	660	82,161,349	65,629,865
Changes in balances of (increase [+], decrease [-]): construction in progress	670	+100,516	+39,278
deferred expenses	680	+3,233,413	+176,562
reserves for deferred expenses	690	+847,727	+534,618

7. SOCIAL SPHERE CONTRIBUTIONS

Item	Line code	Due amount per calculations	Spent	Transferred to funds
1	2	3	4	5
Deductions to state off-budget funds:				
Social Security Fund	710	782,656	338,012	608,091
Pension Fund	720	4,216,473		4,346,984
Employment Fund	730	6		24,649
medical insurance	740	530,344		550,955
Deductions to non-government pnsion funds	750		x	

Deductions to non-government pnsion funds	750	
Insurance premiums on voluntary pension insurance contracts	755	
Average number of employees	760	81,481
Cash payments and incentives not related to products manufactured, work performed, service rendered	770	2,679,177
Income generated by shares and contributions into the Company's property	780	

Notes to the accounting reporting for 2001

NOTES TO THE BALANCE SHEET
and to the financial statements of OJSC "Surgutneftegas" for 2001

The accounting statements of OJSC "Surgutneftegas" have been prepared in accordance with the accounting standards of the Russian Federation as per Federal Law of the Russian Federation No. 129-FZ "On Accounting" of November 21, 1996 (as amended on July 23, 1998), "Accounting and Reporting Regulations in the Russian Federation" approved by order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998 (as amended and added on December 31, 1999 and March 24, 2000), "Accounting Regulations "Reporting of an Enterprise" PBU 4/99 approved by Order No. 43n of the Ministry of Finance of the Russian Federation of July 6, 1999, "Recommendations on Methods of Preparing Financial Statements Figures of an Enterprise" approved by Order No. 60n of the Ministry of Finance of the Russian Federation of June 28, 2000

Intangible assets include income-generating rights arising from copyright and other agreements for products of scientific research, works of literature, art and objects covered by associated rights, software, databases; patents for inventions, production samples; certificates for usable models, trademarks and service marks or license agreements for the use thereof.

Intangible assets

			thousand RUR
	Balance as of December 31, 2001	*Depreciation*	*Remaining value*
Intangible assets	*172,826*	*59,739*	*113,087*

Depreciation of intangible assets is monthly charged to the cost of products (work, services) at the rates calculated on the basis of historical cost and their serviceable lifetime.

Data of the corresponding lines of the balance sheet subsection are given according to remaining value of intangible assets (excluding those intangible assets on which there are no given data on payment of cost in accordance with the established order).

Subsection "Construction in progress" includes the cost of construction in progress being performed on in-house and contractual basis as well as expenses for geological exploration and drilling activities.

	31.12.2000	*31.12.2001*
Construction in progress (thousand RUR)	*6,128,121*	*6,735,082*
Capital investments including:	*33,122,417*	*45,846,761*
investments from the Company's own funds	*23,751,276*	*35,289,685*
investments from borrowed funds	*9,371,141*	*10,557,076*

Initial replacement cost of fixed assets:

Fixed assets (thousand RUR)	31.12.2000	31.12.2001
		3,514
Land and natural objects in use	7,650,446	11,547,494
Buildings	81,596,677	97,170,791
Machinery and equipment	26,722,973	40,259,633
Vehicles	6,328,814	9,863,291
Industrial and household equipment	454,969	811,055
Perennial plant	21	21
Other fixed assets	4,174,728	5,643,367
Total	126,928,628	165,299,166
including: production assets	122,898,258	159,812,609
non-production assets	4,030,370	5,486,557

Amortization of depreciable assets as of December 31, 2001 totalled RUR 64,328,058 thousand. The "Fixed assets" subsection of the Balance sheet shows depreciated cost of fixed assets of RUR 100,971,108 thousand.

The Company makes short-term (for up to a year) and long-term (for over a year) investments in profitable assets (securities), charter capitals of subsidiaries and other organizations, state securities (bonds), deposits.

Financial investments

Item	Long-term		Short-term	
	At the beginning of the reporting year	At the end of the reporting year	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4	5
Shares and stocks of other organizations	44,682,864	45,157,523		
Bonds and other debt instruments	10,840,729	9,974,421		
Borrowings granted	1,715,210	1,993,323	25,010	55,643
Other	2,442,297	5,813,123	89,311,512	110,982,429

Organizations, financial investments in which total 10% and more of the Issuer's assets as of the final date of the reporting period:

OJSC "NK "Surgutneftegas" (shares) – RUR 34,004,837 thousand

Investments in subsidiaries as of December 31, 2001 totalled RUR 40,314,340 thousand.

Subsection "Stocks" includes the value of residual stock of raw materials, materials and other similar values, finished goods, goods for resale, shipped goods and deferred expenses.

According to the adopted accounting policy inventories are written off to production at average cost.

RUR thousand

Item	31.12.2000	31.12.2001
stocks	13,377,695	15,530,835

including: raw materials, materials	*8,142,153*	*9,865,912*
livestock	*12,076*	*16,291*
expenses for production in progress	*110,903*	*154,620*
finished goods and goods for resale	*932,482*	*1,030,783*
shipped goods	*2,220,284*	*432,441*
deferred expenses	*579,010*	*3,812,423*
other stocks and expenses	*1,380,787*	*218,365*

The "Accounts receivable" lines show amounts due to the Company from buyers and customers for shipped goods, completed work and rendered services, amounts due per bills issued for shipped goods, completed works and rendered services, amounts due per contractual issued advances for future settlements, settlements of claims, as well as budget settlements of taxes and duties.

Data on the structure of accounts receivable and its change during the reporting period:

RUR thousand

Item	*31.12.2000*	*31.12.2001*	*Change*
Buyers and customers	*6,418,090*	*8,997,704*	*+2,579,614*
Bills receivable		*21,000*	*+21,000*
Advances issued	*3,305,843*	*2,497,510*	*-808,333*
Other debtors	*547,625*	*3,433,369*	*+2,885,744*
Total	*10,271,558*	*14,949,583*	*+4,678,025*

Among the changes in the accounts receivable the following deserves attention:

- *increased accounts receivable on "Buyers and customers"*

The value added tax on acquired values.

This Item includes amount of value added tax on acquired values, work and services which is subject to charging to decrease in tax amounts to be transferred to budget or decrease in corresponding sources of their cover in accordance with the established order in the following reporting periods.

The VAT on acquired values at the end of the reporting period amounted to a total of RUR 1,384,306 thousand.

The "Cash" lines show balances on rubles and foreign currency settlement accounts, petty cash and other monetary resources: letters of credit, cheque books, or post stamps.

RUR thousand

Item	*31.12.2000*	*31.12.2001*
Cash	*5,412,656*	*4,878,649*
Including: petty cash	*228*	*544*
settlement accounts	*3,193,006*	*3,234,017*
foreign currency accounts	*1,223,909*	*987,505*
other monetary accounts	*995,513*	*656,583*

The charter capital of the Company as of December 31, 2001 amounts to RUR 43,427,993 thousand. The Charter capital is divided into:

The category of shares	*The total size of the issue, thousand shares*	*Paid charter capital, RUR thousand*
ordinary	*35,725,995*	*35,725,995*
Preferred	*7,701,998*	*7,701,998*

Par value of a share is RUR 1.

The "Additional capital" item includes additional valuation of non-current assets, issue revenues, part of retained profit, left at disposal of the Company in the amount which was used for capital investments.

The "Accumulation fund" item shows sources of investments, made from the profit retained at the Company's disposal.

Funds and reserves are established in compliance with the charter documents and the accounting policy adopted by OJSC "Surgutneftegas".

Item "Special-purpose financing and receipts" shows resources received from industry and inter-industry funds for financing designated activities.

RUR thousand

Item	*31.12.2001*
Special-purpose financing and receipts – total	*6,179,551*
including: receipts from budget	*5,599,025*
receipts from industry and inter-industry funds	*542,093*
other	*38,433*

Item "Borrowings and loans" shows outstanding borrowings and loans which are due according to contracts.

RUR thousand

Short-term borrowings and loans	*as of 31.12.2001*
including: loans to CJSC "SNGB" (TPU)	*37,000*
borrowings: "Strakhovoye Obshchestvo "Surgutneftegas" Limited	*35,515*
OJSC "NK "Surgutneftegas"	*314,124*
SF "Sotsialnaya Zashchita" fund	*82,089*
NPF "Surgutneftegas"	*150,327*
"Surgut Central Depositary" Limited	*124,490*
CJSC "Surgutneftestroy"	*13,500*
"Romul" Limited	*152*
Total:	*757,197*

Item "Accounts payable" shows the current balances due from the Company to suppliers and contractors. Due to employees for accrued but not paid wages, due to the budget on all kinds of taxes, including employees' income tax, due to non-budget funds and due to contractual advances received from other entities.

RUR thousand

Type of account payable	31.12.2000	31.12.2001	Change
suppliers and contractors	2,853,471	3,189,783	+336,312
Bills payable			
wages	1,193,712	1,791,521	+597,809
due to state non-budget funds	648,358	386,869	-261,489
due to the budget	3,643,022	1,485,329	-2,157,693
advances received	110,685	371,574	+260,889
other payables	1,123,108	324,425	-798,783
Total	9,572,356	7,549,401	-2,022,955

Among the changes in the accounts receivable the following deserves attention:

- *decreased amounts due to the budget*
- *decreased amounts due to other creditors*

Deferred income as of 31.12.2001 amount to RUR 5,608,593 thousand. This Item shows the budgetary funds expended for fixed assets, the accrued depreciation on which is shown as non-selling revenues later on.

Reserves for future expenses as of December 31, 2000 amount to RUR 2,228,302 thousand. This Item shows reserves for forthcoming vacation allowance payments. The order of reservation of amounts through cost is controlled by legislative and other statutory acts.

In the reporting year revenue from sale of products (work, services) decreased by 6.1% to total RUR 147,136,178 thousand. According to the adopted accounting policy we regard revenues from sales of products, works and services as per shipment for the purposes of accounting and we regard revenues from sales of products, works and services as per payment for the purposes of taxation. The volume of the products paid, works completed and services rendered made up 99% of the volume of the products shipped, works completed and services rendered.

The cost of goods (products, works and services) sold totalled RUR 70,996,272 thousand, a 20.4% increase compared with the previous year.

The reporting year profit amounted to RUR 64,994,181 thousand, with sales profit totaling RUR 64,974,829.

		RUR thousand
Sales profit	64,974,829	91,037,167
Interest receivable	4,584,868	3,951,268
Interest payable	12,369	23,552
Profit from participation in other organizations	78	33,083
Other operating revenues	666,926	1,798,000
Other operating expenses	2,644,940	11,361,775
Non-sales revenues	567,265	1,849,694
Non-sales expenses	3,142,476	1,024,402
Profit tax and other similar payments	13,223,569	21,740,560
Profit from ordinary activities	51,770,612	64,518,923
For reference only:		

Profit – exchange rate difference	*7,713,916*	*2,643,938*

	RUR thousand
item	
Reporting period pre-tax profit	*64,994,181*
Expenses from reporting year profit, including those for generating capital investments financing funds	*40,913,614*
Profit tax and other similar compulsory payments	*13,223,569*
Retained profit (net profit)	*10,856,998*

	31.12.2000	*31.12.2001*
Net assets	*238,167,098*	*299,492,631*

Balance structure indexes	*Standard*	*Actually*
current liquidity ratio	*2.00*	*15.54*
internal funds security ratio	*0.1*	*0.88*

The current liquidity ratio shows if in general the Company has enough current assets to carry on economic activities and to clear its accrued liabilities promptly.

The internal funds security ratio shows if the Company has enough current assets necessary for its business solvency.

During 2001 the balance structure of OJSC "Surgutneftegas" met the requirements set by the Federal Administration on Insolvency (Bankruptcy).

Other information on financial statements for 2001

Since financial statements in the Electronic Questionnaire of FKTsB (Federal Securities Market Commission) do not comply with financial statements approved by Order 4n of the Ministry of Finance of the Russian Federation "On Forms of Financial Statements of the Enterprises" of January 13, 2000, line 470 of Form 1 shows profits from ordinary activities in the reporting year, line 190 of Form 2 shows retained profit (loss) of the reporting period (lines (160+170-180-181-182)), line 080 of Section II of Form 3 equals line 089, column 3 of Section IV of Form 3 shows the data for the reporting period, column 4 shows the data for the previous year, lines 30 and 50 of column 4 of Form 4 read RUR 157,488,135 thousand and RUR 4,848,163 thousand correspondingly. The electronic consolidated financial statements are presented in Appendix.

AUDITOR'S CONCLUSION

CONCLUSION
of independent auditing firm "Rosekspertiza" on financial statements of OJSC "Surgutneftegas" for 2001

1. We have audited the accompanying financial statements of OJSC "Surgutneftegas" for 2001. These financial statements were prepared by the executive body of OJSC "Surgutneftegas" in accordance with Federal Law No. 129-FZ "On Accounting" of November 21, 1996 (as amended on July 23, 1998), the "Accounting and Reporting Regulations in the Russian Federation" approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998 (as amended and added on December 30, 1999 and March 24, 2000), "Accounting Regulations "Reporting of an Enterprise" PBU 4/99 approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 6, 1999, "Recommendations on Methods of Preparing Financial Statements Figures of an Enterprise" approved by Order No. 60n of the Ministry of Finance of the Russian Federation of June 28, 2000.

2. The Executive Body of OJSC "Surgutneftegas" is responsible for the preparation of the financial statements. It is our responsibility to express an opinion on the fairness of these financial statements in all material respects based on our audit.

3. We conducted our audit in accordance with Federal Law No. 119-FZ "On Auditing Activity" of August 7, 2001. The audit was planned and performed so as to obtain reasonable assurance about whether the financial statements are free of material misstatement as omissions or inaccurate assessment of information may affect the economic decisions made by users on the basis of financial statements. The audit included examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. We believe that our audit provides a reasonable basis for our opinion on the fairness of the above statements.

4. In our opinion, the financial statements attached hereto, with adjustments included in the analytical section of this report and subject to recognition in the financial statements for 2002, are true and fair, i.e. have been prepared so as to ensure the reflection, in all material respects, of the assets and liabilities of OJSC "Surgutneftegas" as of December 31, 2001, and its financial results for 2001, in compliance with Federal Law No. 129-FZ "On Accounting" of November 21, 1996 (as amended on July 23, 1998), the "Accounting and Reporting Regulations in the Russian Federation" approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998 (as amended and added on December 30, 1999 and March 24, 2000), "Accounting Regulations «Reporting of an Enterprise" PBU 4/99 approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 6, 1999, "Recommendations on Methods of Preparing Financial Statements Figures of an Enterprise" approved by Order No. 60n of the Ministry of Finance of the Russian Federation of June 28, 2000.

Director General
"ROSEKSPERTIZA" LTD
A.V.Kozlov

February 21, 2002

APPENDIX

Consolidated financial statements for 2001

BALANCE SHEET

		Codes
		0710001
as of **December 31, 2001**	Form №1 by OKUD	
Company: **OJSC "Surgutneftegas"**	Date (year, month, day)	
Taxpayer identification number	by OKPO	5753490
Type of activity: **oil production**	INN	8602060555
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKDP	
Unit of measure: **thousand rubles**	by OKOPF/OKFS	
	by OKEI	384/385

Consolidated

ASSETS	Line Code	The reporting period beginning	The reporting period end
I. FIXED ASSETS			
Intangible assets (04, 05)	110	41,568,851	40,113,479
including: patents, licences, trade marks (marks of service), other similar rights and assets	111	1,580,257	162,349
organisation expenses	112		
Company business reputation	113	39,988,594	39,951,130
Fixed assets (01, 02, 03)	120	73,975,089	104,294,959
including: land and natural objects in use	121	731	4,757
buildings, machinery and equipment	122	73,974,358	104,290,202
Construction in progress (07, 08, 16, 61)	130	8,155,339	10,078,422
Profitable investments in material values (03)	135		
including: property to be leased	136		
property given under the rent agreement	137		
Long-term financial investments (06,82)	140	36,618,920	39,343,118
including: investments in subsidiaries	141	2,546	79,930
investments in subordinated entities	142	8,516,681	8,571,889
investments in other organisations	143	12,553,439	12,909,699
loans granted to organisations for over 12 months	144	1,875,026	1,994,056
other long-term financial investments	145	13,671,228	15,787,544
Other fixed assets	150		
TOTAL for Section I	190	160,318,199	193,829,978
II. CURRENT ASSETS			
Stock	210	15,716,282	18,732,565
raw materials, materials and other similar values (10, 12, 13, 16)	211	9,282,145	11,527,701
livestock (11)	212	33,164	44,930
expenses for goods in process (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	640,812	754,057
commodities and goods for resale (16, 40, 41)	214	1,568,800	1,913,946
goods shipped (45)	215	2,224,872	432,586
deferred expenses (31)	216	585,702	3,840,980
other reserves and expenses	217	1,380,787	218,365
VAT for acquired values (19)	220	711,563	1,867,060
Accounts receivable (payment expected in over 12 months after the reporting date)	230	26,023	27,732
including: buyers and customers (62, 76, 82)	231	171	

bills receivable (62)	232		1,535
due from subsidiaries and subordinated entities (78)	233		
advances granted (61)	234		
other debtors	235	25,852	26,197
Accounts receivable (payment expected within 12 months after the reporting date)	240	12,350,856	15,717,239
including: buyers and customers (62, 76, 82)	241	7,352,326	9,193,618
bills receivable (62)	242	1,655	26,320
due from subsidiaries and subordinated entities (78)	243		
amounts due from participants (constitutors) for charter capital installments (75)	244		
advances granted (61)	245	3,721,755	2,907,625
other debtors	246	1,275,120	3,589,676
Short-term financial investments (56,58,82)	250	92,162,152	112,506,780
including:			
loans granted to organisations for less than 12 months	251	25,010	494,257
own shares repurchased from shareholders	252		
other short-term financial investments	253	92,137,142	112,012,523
Cash funds	260	6,190,335	8,350,139
including: petty cash (50)	261	4,930	4,951
settlement accounts (51)	262	3,420,159	6,289,678
currency accounts (52)	263	1,532,103	1,164,453
other cash funds (55, 56, 57)	264	1,233,143	891,057
Other current assets	270		
TOTAL for Section II	290	127,157,211	157,201,515
BALANCE (sum of lines 190 + 290)	300	287,475,410	351,031,493

LIABILITIES	Line code	The reporting period beginning	The reporting period end
1	2	3	4
III. CAPITAL AND RESERVES	Line code	The reporting period beginning	The reporting period end
Charter capital (85)	410	43,427,997	43,427,993
Additional capital (87)	420	98,886,671	125,751,000
Reserve capital (86)	430	6,516,055	6,518,153
including: reserves formed in compliance with legislation	431	6,516,055	6,518,153
reserves formed in compliance with charter documents	432		
Accumulation fund (88)	435	46,478,750	89,479,284
Social fund (88)	440	381,626	381,553
Special-purpose financing and receipts (96)	450	8,722,518	8,799,395
Prior year retained profit (88)	460	82,295,963	6,764,523
Prior year retained profit (88) – exchange rate difference basis	461	31,039,134	31,035,220
Expenses from proir year profit (88)	462	(45,035,523)	
Prior year outstanding loss (88)	465	(169,756)	(73,175)
Reporting year retained profit from ordinary activities (88)	470		53,668,866
Reporting year retained profit – exchange rate difference basis	471		7,767,114
Expenses from current year profit (88)	472		(41,895,121)

Outstanding loss of the reporting year (88)	475		(1,337)
TOTAL for Section III	490	272,543,435	331,623,468
Minority interest	501	608,852	631,232
IV. LONG-TERM LIABILITIES			
Borrowings and loans (92, 95)	510	127,474	120,507
including: bank loans due in over 12 months after the reporting date	511	91,072	97,032
borrowings due in over 12 months after the reporting date	512	36,402	23,475
Other long-term liabilities	520		
TOTAL for Section IV	590	127,474	120,507
V. SHORT-TERM LIABILITIES			
Borrowing and loans (90, 94)	610	320,505	873,809
bank loans due within 12 months after the reporting date	611	192,576	117,454
borrowings due within 12 months after the reporting date	612	127,929	756,355
Accounts payable	620	12,022,437	9,433,855
including: suppliers and contractors (60, 76)	621	4,105,768	3,599,088
bills payable (60)	622	36,027	351,351
due to subsidiaries and subordinated entities (78)	623		
due to employees (70)	624	1,225,859	1,839,754
due to state non-budget funds (69)	625	672,230	436,352
due to the budget (68)	626	3,925,885	2,044,328
advances received (64)	627	517,023	754,197
other creditors	628	1,539,645	408,785
Profit payment due to participants (constitutors) (75)	630	458,900	499,720
Deferred income (83)	640	1,378	5,609,508
Deferred expenditures reserves (89)	650	1,392,429	2,239,394
Other short-term liabilities	660		
TOTAL for Section V	690	14,195,649	18,656,286
BALANCE (sum of lines 490 + 590 + 690)	700	287,475,410	351,031,493

INFORMATION ON VALUES INCLUDED IN OFF-BALANCE ACCOUNTS

Item	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
Leasehold fixed assets (001)	910	25,952	122,799
Including those on leasing	911		5,509
Inventory holdings under bailment (002)	920	27,730	32,063
Goods accepted for sale on a commission basis (004)	930	107,627	40,517
Debts of insolvent debtors written off to loss (007)	940	14,473	31,745
Received collaterals for liabilities and payments (008)	950	2,647,576	3,311,496
Granted collaterals for liabilities and payments (009)	960		
Housing stock depreciation (014)	970	129,616	141,573
Depreciation of external accomplishment objects and other similar objects (015)	980	8,841	11,725
privatised apartments	990	212,848	35,049
depreciation of objects acquired for the account of budget financing	991	394,398	624,453

PROFIT AND LOSS ACCOUNT

		Codes
	Form №2 by OKUD	0710002
For **2001**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	5753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	
Unit of measure: **thousand rubles**	by OKEI as for shipment	

Consolidated

Item	Line Code	For the reporting period	For the same period of the previous year
1	2	3	4
I. Revenues and expenses for ordinary activities (Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	.010	163,651,468	171,027,184
including those from sales:	.011	163,651,468	171,027,184
Cost of goods, products, works, services sold	.020	83,707,711	66,653,813
including those sold:	.021	83,707,711	66,653,813
Gross profit	.029	79,943,757	104,373,371
Commercial expenses	.030	12,219,369	7,463,903
Management expenses	.040	3,536	2,901
Sales profit (loss) (lines (010 - 020 - 030 – 040))	.050	67,720,852	96,906,567
II. Operating revenues and expenses	.060	4,833,014	4,249,863
Interests receivable	.070	48,228	46,422
Interests payable	.080	121	3,387
Income from participation in other organisations	.090	2,234,506	15,879,828
Other operating revenues	100	4,252,090	25,844,798
Other operating expenses	120	596,000	9,668,501
III. Non-sales revenues and expenses	121	8,859,866	5,743,132
Non-sales revenues	130	3,531,630	1,092,217
Non-sales revenues (exchange rate difference)	131	1,092,752	3,084,289
Non-sales expenses	140	67,552,545	99,724,709
Non-sales expenses (exchange rate difference)	141	7,767,114	2,658,843
Profit (loss) before tax (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	150	13,885,016	23,256,903
Profit – exchange rate difference basis (121-131)	160	53,667,529	76,467,806
Profit tax and other similar compulsory payments	161	7,767,114	2,658,843
Minority interest	165	43,646	-542
IV. Extraordinary revenues and expenses Extraordinary revenues	170		
Extraordinary expenses	180		
Expenses from reporting year profit	181	41,895,121	45,035,523
Deferred accrued revenues	182		

Retained net profit (loss) of the reporting period	190	11,772,408	31,432,283
FOR REFERENCE ONLY. dividends per share: preferred	201		
Ordinary	202		
Estimated dividends per share in the next reporting year: preferred	203		
Ordinary	204		

<*> To be put in annual financial statements.

DETERMINATION OF SOME LINES OF PROFIT AND LOSS ACCOUNT

Item	Line Code	For the reporting year		For the same period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and penalty interests, accepted or liable to exaction due to judicial (arbitration) awards	210	22,371,357	24,693	10,444	8,467
Prior year profit (loss)	220	323,621	443,601	1,765,231	372,184
Compensation for losses inflicted by default or ill perfomance of obligations	230	94	2,324	29	541
Exchange rate differences as to operations performed in forein currency	240	8,859,866	1,092,752	5,315,433	3,084,289
Deferred accrued revenues (exchange rate difference)	241			427,699	
Reduced costs of inventories at the end of the reporting period		X		X	
Writing off accounts receivable and accounts payable with the periods of limitation expired	260	4,960	18,631	8,170	11,995
	270				

Notes on consolidated balance sheet and consolidated profit and loss account are added in compliance with Order No. 112 of the Ministry of Finance of the Russian Federation "On methodological recommendations on preparation and submission of consolidated financial statements" of December 30, 1996 (edited by Order No.36n of the Ministry of Finance of the Russian Federation of May 12, 1999).

Subsidiaries of OJSC "Surgutneftegas" as of December 31, 2001

No.	*Item*	Charter capital, thousand RUR	Share in charter capital	
			Thousand RUR	***%***
1	CJSC "Surgutneftestroy"	35,256	19,795	56.15
2	"Neft Consulting" Limited	50	48	95.00
3	"Invest Zashchita" Limited	64,000	52,240	81.63
4	"Central Surgut Depositary" Limited	7,000	7,000	100.00
5	OJSC "NK "Surgutneftegas"	10,525	34,004,837	93.03
6	"Surgutmebel" Limited	166,124	166,124	100.00
7	"Sovkhoz "Chervishevsky" Limited	104,446	104,446	100.00
8	"PA "Kirishinefteorgsintez" Limited	3,518	5,437,719	99.98
9	"MA "Pskovnefteprodukt" Limited	80	191,412	100.00
10	"Kaliningradnefteprodukt" Limited	36	125,670	100.00
11	"MA "Tvernefteprodukt" Limited	56	120,445	100.00
12	"Novgorodnefteprodukt" Limited	50	84,579	100.00
13	"Investsibirstroy" Limited	10	10	100.00
14	"Surgutneftegazbureniye" Limited	10	10	100.00
15	"Yurievskneft" Limited	10	5	50.00
	TOTAL	**391,171**	**40,314,340**	

BUSINESS REPUTATION

Thousand RUR

Item	***Balance estimate of financial investments***	***Par value of shares***	***Business reputation***
OJSC "NK "Surgutneftegas"	34,004,837	9,792	33,995,045
"PA "Kirishinefteorgsintez" Limited	5,437,719	3,518	5,434,201
"MA "Pskovnefteprodukt" Limited	191,412	80	191,332
"Kaliningradnefteprodukt" Limited	125,670	36	125,634
"MA "Tvernefteprodukt" Limited	120,445	56	120,389
"Novgorodnefteprodukt" Limited	84,579	50	84,529
TOTAL	**39,964,662**	**13,532**	**39,951,130**

Dividends paid by subsidiaries to the parent company (NK "Surgutneftegas") –
Dividends paid by subsidiaries to the parent company (NK "Surgutneftegas") total RUR 714,419 thousand.

Key to corrected lines of consolidated balance sheet of OJSC "Surgutneftegas" as of December 31, 2001

Entry	Balance Sheet Line Code	At the beginning of the period	At the end of the period
Business reputation	110	39,988,594	39,951,130
	140	-39,988,594	- 39,951,130
	140		
	250		
Financial results			
of the parent company to its subsidiaries	140	-323,322	-391,171
are excluded			
	410	-323,322	-363,210
Minority interest	410	-29,894	-27,961
	420	-542,415	-522,646
	430	-108	-110
	435	-7,946	-9,091
	460	-784	-18,691
	461	-7,514	-8,501
	470	-19,375	-44,203
	471	-816	-29
	501	-608,852	-631,232
Internal turnover of accounts payable	627		
	621	-105,545	-355,927
	627		-376
	630		-704,060
Internal turnover of accounts payable	241	-105,545	-355,927
	242		
	245		-376
	246		-704,060
	253		
Dividends	460	30,671	666,084
Internal turnover	460	337,755	7,700
	470	-30,671	-666,084
Internal turnover	470	-337,755	-7,700
	420	-20,733	-586
Minority interest in losses of subsidiaries	470	20,733	586

Key to corrected lines of Consolidated Form No. 2 of OJSC "Surgutneftegas" as of December 31, 2001

RUR thousand

Entry	Line Code	At the beginning of the period	At the end of the period
Financial results of the parent company to its subsidiaries are excluded			
Minority interest	.010	-169,528	-221,648
	.020	-174,088	-219,656
	.030		-103
	.040	-153	-186
	.060	-29	-67
	.070	-3,255	-307
	.080	-23,487	-48,335
	.090	-562,040	-30,256
	100	-575,484	-32,187
	120	-132	-1,276
	121	-1,044	-43
	130	-3,506	-5,057
	131	-228	-14
	150	-88	-469
Minority interest – total	165	542	-43,646
Internal turnover:			
proceeds from sales of goods	.010	-6,171,451	-4,348,542
cost of sold goods	.020	-6,156,135	-4,348,542
Commercial expenses	.030	-15,316	
non-selling earnings	120		-7,700
Dividends	080	-368,426	-666,084

Minority interest in charter capital calculated for consolidated financial statements

RUR thousand

Constituents	Balance sheet line	Total		Surgutneftestroy		Neft Consulting		KINEF		Invest - Zashchita		NK SNG		Yurievsk-neft	
		01.01.01	01.01.02	01.01.01	01.01.02	01.01.01	01.01.02	01.01.01	01.01.02	01.01.01	01.01.02	01.01.01	01.01.02	01.01.01	01.01.02
Charter capital	410	29,894	27,961	17,416	15,459	2	2		1	11,757	11,760	719	734		5
Additional capital	420	542,415	522,646	20,741		240	240		849	46,336	36,581	475,098	484, 976		
Reserve capital	430	108	110									108	110		
Accumulation capital	435	7,946	9,091						1,108			7,946	7,983		
Retained profit of previous years	460	20,159	18,691			272	258		91	526		19,361	18,342		
Retained profit - exchange rate basis	461	8,330	8,501									8,330	8,501		
Profit from ordinary activities of the reporting year	470	0	44,203				67		357		821		42,958		
Profit - exchange rate basis	471	0	29						11				18		
Minority interest		608,852	631,232	38,157	15,459	514	567	0	2,417	58,619	49,162	511,562	563, 622		5

Minority interest in financial results of OJSC "Surgutneftegas" as of December 31, 2001

Entity		Total		Surgutneftestroy		Neftconsulting		Invest-Zashchita		KINEF		NK SNG	
Items	Line	for the reporting period	for the same period of the previous year	for the reporting period	for the same period of the previous year	for the reporting period	for the same period of the previous year	for the reporting period	for the same period of the previous year	for the reporting period	for the same period of the previous year	for the reporting period	for the same period of the previous year
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	10	221,648	0	214,567		4,200				2,881			
Cost of goods, products, works, services sold	20	219,656		213,455		3,908				2,293			
Commercial expenses	30	103								103			
Management expenses	40	186				186				0			
Sales profit (loss) (lines (010-020-030-040))	50	1,703	0	1,112	0	106	0	0	0	485	0		
Interests receivable	60	67								49		18	
Interests payable	70	307	0	281		26							
Income from participation in other organisations	80	48,335				33		2,094				46,208	
Other operating revenues	90	30,256		1,385						64		28,807	
Other operating expenses	100	32,187		2,117		2		1,161		65		28,842	
Other non-sales revenues	120	1,276		17						1		1,258	
Other non-sales revenues (exchange-rate basis)	121	43								25		18	
Other non-sales expenses	130	5,057		550		6		112		57	0	4,332	
Other non-sales expenses (exchange-rate basis)	131	14								14			
Pre-tax profit (loss) (lines (110+120-130))	140	44,086	0	-434	0	105	0	821	0	477	0	43,117	0
Profit – exchange rate basis	141	29	0	0	0	0	0	0	0	11	0	18	0
Profit tax and other payments	150	469		152		38				120		159	
Profit from ordinary activities	160	43,617	0	-586	0	67	0	821	0	357	0	42,958	0
Profit – exchange rate basis	161	29	0	0	0	0	0	0	0	11	0	18	0
Minority interest	165	43,646	0	-586	0	67	0	821	0	357	0	42,958	0

APPENDIX

Financial statements for 1Q2002

BALANCE SHEET

		Codes
	Form №1 by OKUD	0710001
as of **March 31, 2002**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKDP	
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	
Unit of measure: **thousand rubles**	by OKEI	

ASSETS	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
I. FIXED ASSETS			
Intangible assets (04, 05)	110	113,087	121,401
patents, licences, trade marks (marks of service), other similar rights and assets	111	113,087	121,401
organisation expenses	112		
Company business reputation	113		
Fixed assets (01, 02, 03)	120	218,419,140	215,066,325
land and natural objects in use	121	3,514	3,514
buildings, machinery and equipment	122	218,415,626	215,062,811
Construction in progress (07, 08, 16, 61)	130	6,991,116	11,126,085
Profitable investments in material values (03)	135		
property to be leased	136		
property given under the rent agreement	137		
Long-term financial investments (06,82)	140	62,938,390	57,478,437
investments in subsidiaries	141	40,314,340	40,318,001
investments in subordinated entities	142		
investments in other organisations	143	4,843,183	4,158,083
loans granted to organisations for over 12 months	144	1,993,323	1,960,683
other long-term financial investments	145	15,787,544	11,041,670
Other fixed assets	150		
TOTAL for Section I	190	288,461,733	283,792,248
II. CURRENT ASSETS			
Stock	210	15,413,213	14,748,509
raw materials, materials and other similar values (10, 12, 13, 16)	211	9,483,672	9,032,415
livestock (11)	212	16,291	16,875
expenses for goods in process (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	162,240	214,061
commodities and goods for resale (16, 40, 41)	214	1,029,158	596,563
goods shipped (45)	215	429,285	621,670
deferred expenses (31)	216	4,074,202	4,096,319
other reserves and expenses	217	218,365	170,606
VAT for acquired values (19)	220	1,384,306	1,454,896
Accounts receivable (payment expected in over 12 months after the reporting date)	230	25,955	32,364
buyers and customers (62, 76, 82)	231		
bills receivable (62)	232		
due from subsidiaries and subordinated entities (78)	233		
advances granted (61)	234		
other debtors	235	25,955	32,364
Accounts receivable (payment expected within 12 months after the reporting date)	240	14,926,784	15,146,023
buyers and customers (62, 76, 82)	241	9,000,860	11,824,843
bills receivable (62)	242	21,000	
due from subsidiaries and subordinated entities (78)	243		
amounts due from participants (constitutors) for charter capital installments (75)	244		

advances granted (61)	245	2,497,510	2,946,201
other debtors	246	3,407,414	374,979
Short-term financial investments (56,58,82)	250	24,254,744	48,289,902
loans granted to organisations for less than 12 months	251	55,643	58,890
own shares repurchased from shareholders	252		
other short-term financial investments	253	24,199,101	48,231,012
Cash funds	260	91,661,977	86,707,986
petty cash (50)	261	544	758
settlement accounts (51)	262	3,234,017	5,084,917
currency accounts (52)	263	987,505	239,208
other cash funds (55, 56, 57)	264	87,439,911	81,383,103
Other current assets	270		
TOTAL for Section II	290	147,666,979	166,379,680
BALANCE (sum of lines 190 + 290)	300	436,128,712	450,171,928

LIABILITIES	Line code	The reporting period beginning	The reporting period end
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	410	43,427,993	43,427,993
Additional capital (87)	420	236,021,546	236,013,398
Reserve capital (86)	430	6,514,198	6,514,198
reserves formed in compliance with legislation	431	6,514,198	6,514,198
reserves formed in compliance with charter documents	432		
Social fund (88)	440		
Special-purpose financing and receipts (96)	450	6,179,551	5,154,597
Prior year retained profit (88)	460	128,916,138	128,916,138
Prior year retained profit (88) – exchange rate difference basis	461	38,635,649	38,635,649
Expenses from proir year profit (88)	462	(40,913,614)	(40,913,614)
Prior year outstanding loss (88)	465		
Reporting year retained profit (88)	470		6,342,541
Reporting year retained profit – exchange rate difference basis	471		4,105,925
Outstanding loss of the reporting year (88)	475		
TOTAL for Section III	490	418,781,461	428,196,825
IV. LONG-TERM LIABILITIES			
Borrowings and loans (92, 95)	510	-	-
bank loans due in over 12 months after the reporting date	511	-	-
borrowings due in over 12 months after the reporting date	512	-	-
Other long-term liabilities	520		
TOTAL for Section IV	590	-	-
V. SHORT-TERM LIABILITIES			
Borrowings and loans (90, 94)	610	757,197	4,485,780
bank loans due within 12 months after the reporting date	611	37,000	43,000
borrowings due within 12 months after the reporting date	612	720,197	4,442,780
Accounts payable	620	7,549,401	7,656,322
Suppliers and contractors (60, 76)	621	3,189,783	2,978,538
bills payable (60)	622		
due to subsidiaries and subordinated entities (78)	623		
due to employees (70)	624	1,791,521	1,412,526
due to state non-budget funds (69)	625	386,869	545,587
due to the budget (68)	626	1,577,430	2,119,449
advances received (64)	627	371,574	298,163
other creditors	628	232,224	302,059
Profit payment due to participants (constitutors) (75)	630	1,203,758	1,130,714
Deferred income (83)	640	5,608,593	6,361,811
Deferred expenditures reserves (89)	650	2,228,302	2,340,476
Other short-term liabilities	660		
TOTAL for Section V	690	17,347,251	21,975,103
BALANCE (sum of lines 490 + 590 + 690)	700	436,128,712	450,171,928

INFORMATION ON VALUES INCLUDED IN OFF-BALANCE ACCOUNTS

Item	Line Code	The reporting period beginning	The reporting period end
1	2	3	4
Leasehold fixed assets (001)	910	-	-
Including those on leasing	911		
Inventory holdings under bailment (002)	920	1,790	2,157
Goods accepted for sale on a commission basis (004)	930		
Debts of insolvent debtors written off to loss (007)	940	27,974	55,628
Received collaterals for liabilities and payments (008)	950	3,311,496	1,684,815
Granted collaterals for liabilities and payments (009)	960		
Housing stock depreciation (014)	970	141,253	147,258
Depreciation of external accomplishment objects and other similar objects (015)	980	13,366	14,424
privatised apartments	990	35,049	35,049
depreciation of objects acquired for the account of budget financing	991	1,318,407	1,369,805

PROFIT AND LOSS ACCOUNT

		Codes	
	Form №2 by OKUD	0710002	
as of **April 1, 2002**	Date (year, month, day)		
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490	
Taxpayer identification number	INN	8602060555	
Type of activity: **oil production**	by OKDP		
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS		
Unit of measure: **thousand rubles**	by OKEI		

as for shipment

Item	Line Code	For the reporting period	For the same period of the previous year
1	2	3	4
I. Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	33,987,356	35,413,295
Including those from sales	011	33,987,356	35,413,295
Cost of goods, products, works, services sold	020	22,408,337	15,626,486
Including those sold	021	22,408,337	15,626,486
Gross profit	029	11,579,019	19,786,809
Commercial expenses	030	2,608,875	2,487,227
Management expenses	040		
Sales profit (loss) (lines (010 - 020 - 030 – 040))	050	8,970,144	17,299,582
II. Operating revenues and expenses			
Interests receivable	060	448,834	1,276,238
Interests payable	070		4,627
Income from participation in other organisations	080		
Other operating revenues	090	19,707,586	389,726
Other operating expenses	100	19,893,094	497,906
III. Non-sales revenues and expenses			
Non-sales revenues	120	98,967	25,920
Non-sales revenues (exchange rate difference)	121	4,238,842	2,462,936
Non-sales expenses	130	239,204	471,741
Non-sales expenses (exchange rate difference)	131	132,917	399,691
Profit (loss) before tax (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	140	9,093,233	18,017,192
Profit – exchange rate difference basis (121-131)	141	4,105,925	2,063,245
Profit tax and other similar compulsory payments	150	2,750,692	4,756,298
Profit (loss) from ordinary activities	160	6,342,541	13,260,894
Profit – exchange rate difference basis (141)	161	4,105,925	2,063,245
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170		
Extraordinary expenses	180		
Net profit (retained profit (loss) of the reporting period)	190		

DETERMINATION OF SOME LINES OF PROFIT AND LOSS ACCOUNT

Item	Line Code	For the reporting year		For the same period of the previous year	
		profit	loss	profit	Loss
1	2	3	4	5	6
Fines, penalties and penalty interests, accepted or liable to exaction due to judicial (arbitration) awards	210	3,282	35	1,658	29
Prior year profit (loss)	220	21,930	13,476	9,854	147,368
Compensation for losses inflicted by default or ill perfomance of obligations	230		344		514
Exchange rate differences as to operations performed in foreign currency	240	4,238,842	132,917	2,462,936	399,691
Reduced costs of inventories at the end of the reporting period	250				
Writing off accounts receivable and accounts payable with the periods of limitation expired	260	259	61	318	200

Other information on financial statements for 1Q2002.

Since the financial statements forms of Russia's FKTsB (Federal Commission for the Securities Market) Electronic Questionnaire does not comply with the financial statements forms of the Issuer prepared in conformity with Order 4n of the Ministry of Finance of RF "On Forms of Financial Statements" of January 13, 2000, line 470 of Form 1 shows revenues from ordinary activities of the reporting period. Information on borrowers who received credits (borrowings) accounting for 10% and more of borrowed assets balance as of the end of the reporting period is provided in Appendix in an electronic format.

APPENDIX

The Minutes of the Annual General Shareholders' Meeting

MINUTES

05.04.2002 No. 13

of the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas" (OJSC "Surgutneftegas")

Location and mailing address of OJSC "Surgutneftegas": 1, ul. Kukuevitskogo,
the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russian Federation, 628400.

The present Annual General Shareholder's Meeting of OJSC "Surgutneftegas" (hereinafter referred to as the Company) was held on March 30, 2002 at 32, ul. Entuziastov, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russian Federation, 10:00 – 11:40 a.m. local time.

Manner of conducting the General Meeting: meeting.

The Returning Board of the Company presented Minutes No. 1 on the results of reception of the ballot papers received and registered for voting at the Annual General Shareholders' Meeting (hereinafter referred to as the Meeting) of the Company held on March 30, 2002. The Company was accepting the ballot papers at 52/1, Entuziastov ul., the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415. The termination of reception of ballot papers was March 27, 2002.

The Returning Board of the Company presented Minutes No. 2 on the quorum of the General Meeting.

The total number of the shares owned by persons included in the list of those having right to participate in the Meeting (i.e. as of February 12, 2002) is 35,719,772,592 (thirty five billion seven hundred and nineteen million seven hundred and seventy two thousand five hundred and ninety two).

As of March 30, 2002, 10:00 a.m., the Meeting was attended by persons included in the list of those having right to participate in the Meeting and holding 27,998,765,437 (twenty seven billion nine hundred and ninety eight million seven hundred and sixty five thousand four hundred and thirty seven) votes which is 78.3845% of the total number of shares of the Company voting at the Meeting,

In accordance with the Law of the Russian Federation "On Joint Stock Companies" the Meeting is legally qualified (has a quorum).

The Chairman of the Meeting	*Usoltsev Alexander Viktorovich, Chairman of the Board of Directors of the Company*
The Secretary of the Meeting	*Zhernovkov Alexander Georgievich, the Secretary of the Board of Directors*

Presidium of the Meeting

Usoltsev Alexander *Chairman of the Board of Directors of the*

Viktorovich	*Company*
Bogdanov Vladimir Leonidovich	*Deputy Chairman of the Board of Directors of the Company*
Ananyev Sergei Alexeevich	*member of the Board of Directors*
Anziryayev Yuri Nikolaevich	*member of the Board of Directors*
Atepaev Andrei Olegovich	*member of the Board of Directors*
Bulanov Alexander Nikolaevich	*member of the Board of Directors*
Matveev Nikolai Ivanovich	*member of the Board of Directors*
Medvedev Nikolai Yakovlevich	*member of the Board of Directors*
Fedorov Sergei Anatolyevich	*member of the Board of Directors*
Sarychev Alexander Viktorovich	*Head of the Local Authority of the Surgutsky District*
Filipenko Alexander Vasilyevich	*Governor and Chairman of the Government of the Khanty-Mansiysky Autonomous Okrug*

The Returning Board of the Company is "Surgutinvestneft" Ltd, the Company's registrar.

Agenda:

1. *Approval of the annual report on the financial results of OJSC "Surgutneftegas", annual financial statements, including the profit and loss account for 2001".*
2. *Approval of the distribution of profit (loss) for 2001 of OJSC "Surgutneftegas", including dividend payment (declaration), approval of terms and a from of dividend payment.*
3. *Election of the Board of Directors of OJSC "Surgutneftegas".*
4. *Election of the Auditing Commission of OJSC "Surgutneftegas".*
5. *Approval of the Auditor of OJSC "Surgutneftegas".*
6. *Making alternations and amendments to the Charter of the OJSC "Surgutneftegas"*
7. *Making alternations to the order of conducting the OJSC "Surgutneftegas" General Shareholders' Meeting*
8. *Approval of the Regulations on the Board of Directors of OJSC "Surgutneftegas"*
9. *Making alternations to the Regulations on the Auditing Commission of OJSC "Surgutneftegas"*
10. *Approval of transactions, which may be effected between OJSC "Surgutneftegas" and the interested party in the course of general business activity (in the order stipulated by item 6, article 83 of the Federal Law of the RF "On Joint Stock Companies").*

Having stated the quorum, the Chairman opened the Meeting, introduced the members of the Meeting's Presidium, announced the agenda, the order of discussing the items of the agenda and the regime of work of the Meeting.

Discussion of the items of the agenda of the Meeting

On Item 1 V.L. Bogdanov, Director General of the Company, spoke, who presented the report on the results of commercial activity of OJSC "Surgutneftegas" and reported on the results of activities of the Company in 2001 and the prospects of the Company for 2002.

M.N. Globa, the Company's Chief Accountant, submitted the 2001 financial statements, including profit and loss account, for consideration and discussion for further approval.

A.V. Filipenko, Governor and Chairman of the Government of the Khanty-Mansiysky Autonomous Okrug, delivered a speech, pointing to prominent results and professionalism of the management of OJSC "Surgutneftegas" and wished the Company to move along and seek new ways of development of the Company.

The Presidium of the Meeting received two requests for discussion on this Item of the agenda.

1. ***O.I. Biryulov, a shareholder, spoke, wishing the Company to become more open and transparent and proposing that the issue of motivating the Company's executives by higher share in the Company's charter capital be considered.***
2. ***V.V. Kovalev, a shareholder, spoke, pointing to the issue of environmental pollution.***

On Item 1 – "Approval of the annual report on the financial results of OJSC "Surgutneftegas", annual financial statements, including the profit and loss account for 2001"

On Item 2 - "Approval of the distribution of profit (loss) of OJSC "Surgutneftegas" for 2001, including declarance and payments of dividends for 2001 and approval of the form and terms of dividends payment", M.N. Globa, the Chief Accountant of the Company spoke.

The Presidium of the Meeting received no demands for discussion on this Item of the agenda.

On Item 3 – "Election of the Board of Directors of OJSC "Surgutneftegas", A.G. Zhernovkov, the Secretary of the Board of Directors spoke, who presented

the list of persons, proposed for the Board of Directors of the Company to the Meeting.

The Presidium of the Meeting received no demands for discussion on this Item of the agenda.

On Item 4 – "Election of the Auditing Commission of OJSC "Surgutneftegas" M.N. Globa, the Chief Accountant of the Company spoke, who presented the list of persons, proposed for the Auditing Commission, to the Meeting.

The Presidium of the Meeting received no demands for discussion on this Item of the agenda.

*On Item 5 – "Approval of the Auditor of OJSC "Surgutneftegas", **M.N. Globa, the Chief Accountant of the Company spoke, who proposed that the "Auditing Company" Aval" Ltd be approved as the Auditor of** OJSC "Surgutneftegas" for 2002.*

The Presidium of the Meeting received no demands for discussion on this Item of the agenda.

On Item 6 – "Making alternations and amendments to the Charter of the Company", L.A. Loginovskaya, Law Department Head, spoke, who proposed that the alternations and amendments to the Charter of Open Joint Stock Company "Surgutneftegas" be made.

The Presidium of the Meeting received no demands for discussion on this Item of the agenda.

On Item 7 – "Making alternations to the order of conducting the OJSC "Surgutneftegas" General Shareholders' Meeting", L.A. Loginovskaya, Law Department Head, spoke, who proposed that alternations to the order of conducting the OJSC "Surgutneftegas" General Shareholders' Meeting be made.

The Presidium of the Meeting received no demands for discussion on this Item of the agenda.

On Item 8 – "Approval of the Regulations on the Board of Directors of the Company" L.A. Loginovskaya, Legal Department Head, spoke, who proposed that the Regulations on the Board of Directors of OJSC "Surgutneftegas" be approved.

The Presidium of the Meeting received no demands for discussion on this Item of the agenda.

On Item 9 – "Making alternations to the Regulations on the Auditing Commission of the Company" L.A. Loginovskaya, Legal Department Head, spoke, who proposed that alternations to the Regulations on the Auditing Commission of OJSC "Surgutneftegas" be made.

The Presidium of the Meeting received no demands for discussion on this Item of the agenda.

On Item 10 – "Approval of transactions, which may be effected between OJSC "Surgutneftegas" and the interested party in the course of general business activity", S.A. Fedorov, Deputy Director General of OJSC "Surgutneftegas" on Securities, spoke, who offered the Meeting to approve the resolution proposed by the Board of Directors.

The Presidium of the Meeting received no demands for discussion on this Item of the agenda.

The voting on the Agenda of the Meeting

The Chairman of the Meeting put the following wordings of the Agenda's items to the vote.

As to Item 1

"To approve the annual report on the financial results of OJSC "Surgutneftegas", annual financial statements, including the profit and loss account for 2001".

As to Item 2

"To approve the distribution of profit (loss) of OJSC "Surgutneftegas" for 2001. Declare dividends for 2001: RUR 0.1 per a preferred share of OJSC "Surgutneftegas" and RUR 0.033 per an ordinary share of OJSC "Surgutneftegas"; dividends payment is to be effected within one year: from June 3,2002 to June 2, 2003 in the order established by the Board of Directors".

As to Item 3

"To elect the following Board of Directors of OJSC "Surgutneftegas":

1. ***Ananyev Sergei Alexeevich***
2. ***Anziryayev Yuri Nikolaevich***
3. ***Bogdanov Vladimir Leonidovich***
4. ***Bulanov Alexander Nikolaevich***
5. ***Matveev Nikolai Ivanovich***
6. ***Medvedev Nikolai Yakovlevich***
7. ***Mugu Baizet Yunusovich***
8. ***Usoltsev Alexander Viktorovich***
9. ***Fedorov Sergei Anatolyevich***

As to Item 4

"To elect the following Auditing Commission of OJSC "Surgutneftegas":
Belousova Tatiana Mikhailovna
Komarova Valentina Panteleevna
Oleinik Tamara Fedorovna".

As to Item 5

"To approve "Auditing Company" Aval" Ltd as the Auditor of OJSC "Surgutneftegas" for 2002".

As to Item 6

"To make alternations and amendments to the Charter of Open Joint Stock Company "Surgutneftegas".

As to Item 7

"To make alternations to the order of conducting the OJSC "Surgutneftegas" General Shareholders' Meeting".

As to Item 8

"To approve the Regulations on the Board of Directors of OJSC "Surgutneftegas".

As to Item 9

"To make alternations to the Regulations on the Auditing Commission of OJSC "Surgutneftegas".

As to Item 10

"To approve transactions, which may be effected between OJSC "Surgutneftegas" and its affiliated company in the course of general business activity provided that the stated transactions meet the following requirements:

- transaction is aimed at carrying out OJSC "Surgutneftegas" activity and goals stipulated by the Company Charter within the amount of the transaction which Individual Executive Body is entitled to effect, in compliance with the Federal Law of the RF "On Joint Stock Companies".

The present resolution is valid till Annual General Shareholders' Meeting of OJSC "Surgutneftegas" for 2002.

The results of the vote by ballot papers on the Items of the Meeting's Agenda are shown in the Minutes of the Returning Board No. 3. As of 11:30 a.m. the number of votes at the Meeting totalled 28,033,332,019 as to Items 1,2,5,6,7,8,9,10; 252,299,988,171 as to Item 3; 27,872,510,219 as to Item 4.

The results of the vote by ballot paper on Item 1:

- *number of affirmative votes is 27,858,334,354 – 99.3758% of the number of the votes at the meeting;*
- *number of negative votes is 145,765,860 – 0.5200% of the number of votes at the meeting;*
- *number of abstaining votes is 4,369,442 – 0.0156% of the number of votes.*

As to Item 1 the following resolution is adopted:

"To approve the annual report on the financial results of OJSC "Surgutneftegas", annual financial statements, including the profit and loss account for 2001".

The results of the vote by ballot paper on Item 2:

- *number of affirmative votes is 27,810,445,616 – 99.2049% of the number of the votes at the meeting;*
- *number of negative votes is 190,720,532 – 0.6803% of the number of votes at the meeting;*
- *number of abstaining votes is 3,701,388 – 0.0132% of the number of votes.*

As to Item 2 the following resolution was adopted:

"To approve the distribution of profit (loss) of OJSC "Surgutneftegas" for 2001. Declare dividends for 2001: RUR 0.1 per a preferred share of OJSC

"Surgutneftegas" and RUR 0.033 per an ordinary share of OJSC "Surgutneftegas"; dividends payment is to be effected within one year: from June 3,2002 to June 2, 2003 in the order established by the Board of Directors".

The results of the cumulative vote by ballot paper on Item 3:

- ***number of affirmative votes is 249,561,955,647 – 99.9148% of the number of the votes at the meeting;***

The candidates to the Board of Directors received the votes as follows:

No.	Last Name, First Name, Middle Name	Number of votes the candidate received	% of total number of votes at the Meeting
1.	Ananyev Sergei Alexeevich	27,647,452,295	10,9582
2.	Anziryayev Yuri Nikolaevich	27,636,403,453	10,9538
3.	Bogdanov Vladimir Leonidovich	28,420,930,474	11,2647
4.	Bulanov Alexander Nikolaevich	27,722,095,287	10,9878
5.	Matveev Nikolai Ivanovich	27,647,084,519	10,9580
6.	Medvedev Nikolai Yakovlevich	27,627,769,919	10,9504
7.	Mugu Baizet Yunusovich	27,585,833,590	10,9337
8.	Usoltsev Alexander Viktorovich	27,685,706,565	10,9733
9.	Fedorov Sergei Anatolyevich	27,588,679,545	10,9349

- ***number of negative votes is 127,556,676 – 0.0506% of the number of votes at the meeting;***
- ***number of abstaining votes is 1,270,382,067 – 0.5037% of the number of votes.***

As to Item 3 the following resolution is adopted:
"Elect the following Board of Directors of OJSC "Surgutneftegas":

1. ***Ananyev Sergei Alexeevich***
2. ***Anziryayev Yuri Nikolaevich***
3. ***Bogdanov Vladimir Leonidovich***
4. ***Bulanov Alexander Nikolaevich***
5. ***Matveev Nikolai Ivanovich***
6. ***Medvedev Nikolai Yakovlevich***
7. ***Mugu Baizet Yunusovich***
8. ***Usoltsev Alexander Viktorovich***
9. ***Fedorov Sergei Anatolyevich***

The results of the vote by ballot paper on Item 4:
4.1. As to the candidacy of Belousova Tatiana Mikhailovna:

- ***number of affirmative votes is 27,693,996,775 – 99.3612% of the number of the votes at the meeting;***

- *number of negative votes is 16,423,662 – 0.0589% of the number of votes at the meeting;*
- *number of abstaining votes is 138,206,877– 0.4959% of the number of votes.*

4.2. As to the candidacy of Komarova Valentina Panteleevna:

- *number of affirmative votes is 27,693,977,154 – 99.3611% of the number of the votes at the meeting;*
- *number of negative votes is 17,093,077 – 0.0613% of the number of votes at the meeting;*
- *number of abstaining votes is 138,191,652– 0.4958% of the number of votes.*

4.3. As to the candidacy of Oleinik Tamara Fedorovna:

- *number of affirmative votes is 27,695,275,701 – 99.3658% of the number of the votes at the meeting;*
- *number of negative votes is 14,378,752 – 0.0516% of the number of votes at the meeting;*
- *number of abstaining votes is 139,513,233 – 0.5005% of the number of votes.*

As to Item 4 the following resolution is adopted:
"To elect the following Auditing Commission of OJSC "Surgutneftegas":
Belousova Tatiana Mikhailovna
Komarova Valentina Panteleevna
Oleinik Tamara Fedorovna".

The results of the vote by ballot paper on Item 5:

- *number of affirmative votes is 27,814,313,145 – 99.2187% of the number of the votes at the meeting;*
- *number of negative votes is 55,009,769 – 0.1962% of the number of votes at the meeting;*
- *number of abstaining votes is 143,747,623– 0.5128% of the number of votes.*

As to Item 5 the following resolution is adopted:
"To approve "Auditing Company" Aval" Ltd as the Auditor of OJSC "Surgutneftegas" for 2002.

The results of the vote by ballot papers on Item 6:

- *number of affirmative votes is 27,773,296,162 – 99.0724% of the number of the votes at the meeting;*
- *number of negative votes is 205,911,297 – 0.7345% of the number of votes at the meeting;*
- *number of abstaining votes is 28,723,604 – 0.1025% of the number of votes.*

As to Item 6 the following resolution is adopted:

"To make alternations and amendments to the Charter of Open Joint Stock Company "Surgutneftegas".

The results of the vote by ballot papers on Item 7:

- *number of affirmative votes is 27,807,104,911 – 99.1930% of the number of the votes at the meeting;*
- *number of negative votes is 178,198,666 – 0.6357% of the number of votes at the meeting;*
- *number of abstaining votes is 28,283,549 – 0.1009% of the number of votes.*

As to Item 7 the following resolution is adopted:
"To make alternations to the order of conducting the OJSC "Surgutneftegas" General Shareholders' Meeting".

The results of the vote by ballot papers on Item 8:

- *number of affirmative votes is 27,820,557,362 – 99.2410% of the number of the votes at the meeting;*
- *number of negative votes is 168,156,109 – 0.5998% of the number of votes at the meeting;*
- *number of abstaining votes is 24,861,380 – 0.0887% of the number of votes.*

As to Item 8 the following resolution is adopted:
"To approve the Regulations on the Board of Directors of OJSC "Surgutneftegas".

The results of the vote by ballot papers on Item 9:

- *number of affirmative votes is 27,817,204,249 – 99.2290% of the number of the votes at the meeting;*
- *number of negative votes is 167,188,886 – 0.5964% of the number of votes at the meeting;*
- *number of abstaining votes is 29,218,911 – 0.1042% of the number of votes.*

As to Item 9 the following resolution is adopted:
"To make alternations to the Regulations on the Auditing Commission of OJSC "Surgutneftegas".

The results of the vote by ballot papers on Item No. 10:

- *number of affirmative votes is 27,779,688,143 – 99.0952% of the number of the votes at the meeting;*
- *number of negative votes is 208,097,564 – 0.7423% of the number of votes at the meeting;*
- *number of abstaining votes is 16,740,196 – 0.0597% of the number of votes.*

As to Item 10 the following resolution is adopted:

"To approve transactions, which may be effected between OJSC "Surgutneftegas" and its affiliated company in the course of general business activity provided that the stated transactions meet the following requirements:

- transaction is aimed at carrying out OJSC "Surgutneftegas" activity and goals stipulated by the Company Charter within the amount of the transaction which Individual Executive Body is entitled to effect, in compliance with the Federal Law of the RF "On Joint Stock Companies".

The present resolution is valid till Annual General Shareholders' Meeting of OJSC "Surgutneftegas" for 2002.